FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 02/07/2025

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s Sustainability Report 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: July 2, 2025

CONTENTS

04	06. Chairman´s Letter 10. Our Sustainability Journey 14. Ternium at a Glance	16. Our Values 18. About this Report

OVERVIEW

20		142

ESG: ENVIRONMENTAL_SOCIAL_GOVERNANCE		ANNEXES

22. Climate Action
40. Environmental Responsibility in Operations
56. Occupational Health and Safety Management
74. Human Resources Management
94. Community Engagement
110. Commercial Positioning and the Value Chain
128. Corporate Governance

144. Annex 1: ESG Recognitions
146. Annex 2: ISO Certifications
148. Annex 3: UN Sustainable Development Goals
153. Annex 4: Economic & Financial Performance 2024
155. Annex 5: GRI, SASB and TCFD Indexes
160. Annex 6: ESG Historical Data

Ternium S.A. (the “Company”) is a Luxembourg company
and its American Depositary Shares, or ADSs, are listed
on the New York Stock Exchange (NYSE: TX). We refer
to Ternium S.A. and its consolidated subsidiaries as
“we,” “our” or “Ternium.”
The financial and operational information contained in this report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

6. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

CHAIRMAN’S LETTER

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	7

While 2024 saw Ternium continue to build its position as the leading steelmaker in Latin America, these achievements unfolded against the backdrop of mounting uncertainty in global markets, presenting new challenges and opportunities for continued growth. At our Pesquería complex in Mexico, we completed a new pickling line at the end of the year. In Brazil, Usiminas successfully resumed production at its Ipatinga blast furnace following its relining and modernization during 2023, and, in Argentina, we began operations at our new wind farm in December, which will supply 90% of the purchased energy requirements for our operations in the country.

Net sales amounted to $17.6 billion, in line with 2023, as we consolidated the results of Usiminas for the full year. Although shipments rose, steel prices fell through the year in our most relevant markets. EBITDA declined to $2.0 billion with a margin of 12%. Net income was $174 million, affected by a provision following an adverse court ruling in Brazil, which we continue to dispute. Our balance sheet remains solid with a net cash position of $1.6 billion at year-end. At our shareholders’ meeting, an annual dividend of $2.70 per ADS was approved, reflecting our commitment to maintain a competitive dividend payout over the years. This dividend considers a lower net income level in 2024, net of the provision for litigation in Brazil, and our extensive investment program over the next two years.

Our investment program is centered on our Pesquería complex in Mexico, where we are integrating advanced electric steelmaking and natural gas-based direct reduction facilities while expanding our downstream processing capacity for high-value flat steel products. Once these investments are complete, the Pesquería complex will be one of the most advanced steelmaking and processing sites in North America, compliant with USMCA “melted and poured” requirements and able to supply the ultra-high-strength steel products required by the automotive industry and other demanding industrial and construction applications.

Tariffs and trade tensions in recent months have created a climate of uncertainty, impacting business confidence and economic growth in North America and more widely. To the extent that the tariffs are intended to address unsustainable trade imbalances and China’s unfair trading practices, we are confident that Mexico will be recognized by the United States as a valuable ally and partner in strengthening manufacturing activity and addressing trade imbalances across North America and that the USMCA will be renewed with a favorable tariff treatment for its members and stricter rules of origin to prevent unfairly traded imports in the region.

In Mexico, amidst the current uncertainty concerning tariffs and the economy, the government is pursuing a “Plan Mexico” strategy to attract investment and increase the local and regional content of manufactured goods through nearshoring, infrastructure development and support for SMEs. Ternium is well placed to contribute to this strategy: it continues to consolidate its leading position in the domestic market as a supplier of advanced steel products for local industry and infrastructure projects, it is investing in developing capacity and products to replace imports, and it has its own ProPymes program which is designed to support the development of SMEs. Once the uncertainty concerning tariffs is lifted, we expect to see the Mexican industrial economy emerge stronger as part of a revitalized USMCA trading block.

In Brazil, the industrial markets that Usiminas serves have been growing strongly and, following the modernization of its Ipatinga blast furnace, it has increased sales and production while reducing costs. We continue to see, however, the pressure from unfairly traded steel imports as China increases its exports of surplus steel production to Latin

8. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

America, where Brazil is its largest regional trading partner. Although the government has taken some measures to limit such imports, their effectiveness is still to be seen.

In Argentina, the economy has started to recover following the government’s measures to reduce inflation and liberalize the economy. The transformation that is being undertaken is having profound effects on the economy and is expected to lay the foundations for growth for the years ahead following 15 years of stagnation. Last year, our sales in the Southern Region declined 33% compared to 2023 as volumes were affected by a contraction in the industrial and construction sectors. As 2025 progresses, we are seeing a recovery in demand in some sectors, such as energy, agriculture and mining, although some other sectors like construction continue to show subdued activity levels.

For Ternium, like other companies operating in the steel industry, decarbonization is a major challenge that will take many years and substantial investments to accomplish. The integration of state-of-the-art electric furnace steelmaking and direct reduction facilities into our operations in Pesquería, Mexico, represents a significant part of our plans to reduce the emissions intensity of our operations in line with our 2030 decarbonization target and prepare for further reductions thereafter. Our investment in a 99 MW wind farm, completed during 2024, to replace 90% of our purchased electric energy requirements in Argentina is an additional step towards that target. Usiminas has also established a 2030 target to reduce its emissions intensity by 15% compared to a 2019 baseline to which the recent modernization of the Ipatinga blast furnace will contribute. At the same time, we need to identify and develop economic, scalable technologies that will enable further decarbonization of our operations beyond 2030. In this respect, we are participating in a pilot plant to produce turquoise hydrogen through methane hydrolysis and are partnering with Vale to develop raw material products with lower carbon emissions intensity.
As an industrial company with a long-term perspective, the safety of our people, protection of the environment and support for the inclusive development of our communities are an integral part of our management agenda. In addition to our decarbonization program, we are advancing with a multi-year $550 million investment plan to enhance our environmental performance through improving the management of water and air emissions and maximizing the recycling and reuse of resources at our industrial facilities. This reflects our commitment to setting an example on managing environmental issues within our communities. Among the projects already implemented under this plan are the installation of a dome and iron ore silos to control dust emissions at our Guerrero plant in Mexico, the incorporation of technology for the measuring and control of air emissions in our plants in Argentina and Brazil and improvements in the settling ponds and water treatment systems throughout our industrial system.

In 2024, we invested a further $60 million in projects aimed at improving our safety performance. Many of our safety investments over the past four years have been in automation to reduce human participation in high-risk operations, such as continuous casting. This has resulted in a significant reduction in human exposure to hazardous conditions. This year, we received a Health & Safety Excellence Recognition from worldsteel for this safety program. Our performance during 2024, however, was affected by two fatalities. This is a major setback for Ternium, which has an absolute commitment to safety with its employees and its communities. We deeply regret the loss of life and are reinforcing all our actions on preventive activities with a focus on critical risks.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	9

As we engage with our communities, our educational programs are at the forefront of our efforts to support inclusive growth. They are designed to open opportunities, encouraging merit and an entrepreneurial spirit. We accompany the development of students from a young age with our Roberto Rocca After School Program and are strengthening our network of Roberto Rocca Technical Schools. Early this year, we opened a new school in Santa Cruz, Brazil, which will receive 576 students over the next three years and will share curriculum and best practices with its sister schools in Pesquería, Mexico, and Campana, Argentina. These schools open their doors not only to their enrolled students but also act as professional training centers for their communities offering various Industry 4.0 training courses and certifications licensed by companies such as Festo and Siemens. The educational institutions are obtaining excellent results and the new school in Santa Cruz has created high expectations in the community surrounding our Brazilian slab mill.

Our employees are always at the center of our achievements. Our aim is to offer them the opportunities to develop their skills and potential in a respectful and dynamic working environment in which they are recognized for their contribution to our goals. We are also focused on enhancing diversity and improving the gender balance among our employees and in managerial positions, recognizing the positive benefits to our industrial culture that diversity can bring.

In closing, I would like to give a special thanks to them for their ongoing efforts and achievements over the past year. I would also like to thank our customers, suppliers, shareholders and communities for their continuing support for our project.

July, 2025

Paolo Rocca
Chairman

10. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

OUR SUSTAINABILITY JOURNEY

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	11

At Ternium, we believe that steel is much more than just a material, it is the backbone of progress in our societies. That is why our vision is rooted in producing steel responsibly, innovatively, and sustainably, while serving as a key driver of economic and social development across Latin America.

We are making significant progress with the construction of our new DRI-EAF steel mill at the Industrial Center in Pesquería, Mexico. This project will be among the most sustainable of its kind in the Americas. The facility will have the capacity to produce 2.6 million tons of low-emission steel annually, including high-end exposed steel and advanced high-strength steel grades. All of this will be achieved while maintaining the lowest CO₂ emissions per ton in the market for these products.

We also continued executing other initiatives outlined in our decarbonization roadmap. The latest one to be put in place was the wind farm in Olavarría, Argentina, which replaces 90% of our electricity purchases from the national grid with renewable energy, cutting approximately 111 thousand tons of CO₂ emissions each year.

As a company, we are resolute in our commitment to minimizing the impact of our operations on the environment through continuous improvement and adherence to stringent environmental standards. Our company has achieved numerous certifications that underscore our commitment to sustainability, including ISO 14001, which highlights our robust environmental management system, and ISO 50001, demonstrating our commitment to energy efficiency. Our efforts extend beyond compliance with these certifications. We have implemented state-of-the-art technologies to reduce emissions, conserve energy, and optimize resource use. We believe that industrial growth and environmental stewardship go hand in hand, and we are dedicated to forging a sustainable future through innovative practices, transparency, and a steadfast commitment to our environmental responsibilities.

To become more competitive, sustainable and resilient, we are building the future of manufacturing on four essential pillars: the safety of our people, the protection of the environment, deep engagement with local communities, and the integration of smarter, more efficient technologies. These principles will continue to guide every step we take.

MÁXIMO VEDOYA Chief Executive Officer

12. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

\

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	13

14. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

TERNIUM AT A GLANCE

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	15

MEXICO

Steel
- 3 Upstream
- 8 Downstream
- 8 Service centers
- 12 Distribution centers

Mining
- 3 Open pit mines

Peña Colorada operation has a 50% participation

GUATEMALA

- 1 Downstream
- 6 Service centers
- 13 Distribution centers

UNITED STATES

- 1 Downstream

EL SALVADOR

- 2 Service centers
- 2 Distribution centers

NICARAGUA

- 1 Service center
- 1 Distribution center

COSTA RICA

- 1 Service center
- 1 Distribution center

COLOMBIA

- 1 Upstream
- 1 Downstream
- 5 Service centers
- 6 Distribution centers

REFERENCES

- DRI_EAF
- BF-BOF
- Steel processing
- Mining

■ Ternium ■ Usiminas

BRAZIL

Ternium Steel
- 1 Upstream

Usiminas Steel
- 1 Upstream
- 2 Downstream
- 7 Service centers
- 7 Distribution centers

Mining
- 3 Open pit mines

ARGENTINA

- 1 Upstream
- 5 Downstream
- 6 Service centers
- 2 Distribution centers

STEEL SHIPMENTS 2024

Mexico 52.5%
Brazil 25.2%
Southern Region 11.6%
Other markets
USA 5.5%
Colombia 4.1%
Others 1.1%

16. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

OUR VALUES

ENVIRONMENT We are committed to achieving excellence in environmental and energy performance in all our operations to protect the environment, setting an example in our communities.
HEALTH AND SAFETY

Nothing is more important to
Ternium than the health and safety of all those working with the company.
Our priority is to provide our employees a safe workplace, promoting their well-being and a healthy lifestyle.

PEOPLE AND DIVERSITY

Our people are at the heart of
our industrial project and the
foundation of our achievements.
We aim to provide them
opportunities for development
and fulfilling their potential,
while promoting diversity, equity
and inclusion, and rejecting any
form of discrimination based on
gender, sexual orientation, ethnic
origin, color, age, religion or
political belief.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	17

COMMUNITY

The development and inclusive
growth of the communities
where we have our operations
is integral to the success of
our industrial project. Our
community activities focus
on support for education and
opportunities based on merit,
with technical education
seen as an engine for growth,
transformation and social
mobility.

QUALITY AND
INDUSTRIAL
EXCELLENCE

Excellence and quality in our products, services, processes, and the professionalism of our people are our principal competitive advantage. We are focused on the continuous improvement of our plants and processes and on developing outstanding technologies and products.

INTEGRITY

Transparency in management
and communications is
a fundamental value in
our relationship with our
stakeholders, customers,
employees, suppliers, and
the communities of which we
are a part. We are committed
to building a culture of
transparency and integrity in
everything we do.

18. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ABOUT THIS REPORT
This report provides a comprehensive overview of Ternium’s integrated strategy, including the progress made in 2024 across various economic, environmental, social and governance dimensions. It also highlights how the company’s actions contribute to achieving the United Nations Sustainable Development Goals (SDGs).

The report has been prepared with reference to international standards issued by the GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board), as well as the guidelines of the worldsteel association, and follows the recommendations of the TCFD (Task Force on Climate-related Financial Disclosures) regarding climate change reporting.

Ternium S.A. is incorporated in Luxembourg and, as such, is subject to certain European regulations, including the Corporate Sustainability Reporting Directive (CSRD). In February 2025, the European Commission presented the “Omnibus Package” aimed at simplifying regulatory obligations and proposed amendments to several frameworks, including the CSRD. Based on this proposal, Ternium is expected to begin reporting sustainability information in 2028, covering fiscal year 2027, in accordance with the applicable requirements, which are currently under review.

Double materiality assessment

Regarding topic selection for disclosure, in late 2024 and the beginning of 2025, the company carried out a double materiality assessment aimed at identifying key issues for the business. Topics were mapped across Ternium’s value chain and validated with internal stakeholders to ensure coverage of all activities, relationships and geographic regions.

The process consisted of five stages: identification of relevant topics across the industry, impact materiality assessment, financial materiality assessment, consolidation of the results and stakeholder engagement.

To identify relevant topics, an initial analysis of sustainability issues from various sources—such as the European Sustainability Reporting Standards (ESRS), Ternium’s Sustainability Report, ESG frameworks and standards, peer benchmarks, and industry associations—was conducted to develop a master list.

For impact materiality assessment, the company identified actual or potential, positive or negative impacts on people and/or the environment and linked them to the relevant ESRS subtopics available at the time. These impacts were then evaluated based on time horizon and severity (rated on a scale from 1 [least severe] to 5 [most severe]). For potential impacts, the likelihood of occurrence was also considered.

For the financial materiality assessment, risks and opportunities were evaluated based on time horizon, magnitude and likelihood of occurrence, using criteria aligned with internal risk management methodologies. For risks, magnitude referred to the potential extent of damage or disruption (e.g., financial loss), while for opportunities, it reflected the scale of potential benefits (e.g., financial gain). Likelihood was rated on a scale from 1 (unlikely) to 5 (certain), in line with internal practices.

The fourth step involved consolidating the findings by defining a materiality threshold. As a result, the material topics and subtopics identified were as follows: in the environmental dimension, climate change—including mitigation, adaptation and energy—was highlighted, along with pollution of air, soil and water, and water withdrawals, taking into account the location of the facilities. In the social dimension, relevant topics included the company’s workforce, with a focus on equal opportunities, working conditions and other work-related rights; workers in the value chain, particularly in terms of working conditions and safety; affected communities, addressing social and cultural

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	19

rights, including the specific rights of indigenous communities; and consumers and end-users, focusing on impacts related to product information and transparency. In the area of governance, material issues included corporate culture, anti-corruption and bribery, the management of supplier relationships, and the protection of whistleblowers. Additionally, other relevant topics identified by the company were innovation and technology, as well as cybersecurity.

For the stakeholder engagement, we conducted a survey based on seven questions. The aim was to assess stakeholders’ perceptions of Ternium’s current sustainability efforts and to identify areas of focus for future initiatives. We surveyed 655 internal and external stakeholders across the following groups: Employees, Customers, Suppliers, Financial Institutions, Community Members, Industry Chambers/Associations, Media and Universities. The stakeholder list was based on participants from Ternium’s previous materiality assessment, with updates to reflect organizational and contextual changes.

Ongoing stakeholder engagement

Beyond this process, the company continuously monitors stakeholder interests and includes relevant information in its disclosures to address their expectations. Some ongoing engagement initiatives include:

■ Employees: We prioritize transparent communication
through feedback check-ins, town hall meetings, surveys and performance reviews. In 2024, our CEO hosted four “Live Talks” with Q&A sessions, attended by an average of 3,500 employees. We also organized Ternium’s Safety Day for employees and managers to address safety topics and improve operations.

■ Customers: We maintain an open dialogue with our
customers to understand their needs and develop long-term partnerships that enhance supply chain and digital integration. In 2024, several customers invited us to participate in sustainability surveys and CSR audits and requested information about our performance for benchmarking in platforms such as CDP and EcoVadis.

■ Suppliers: We collaborate closely with our suppliers to
strengthen the steel value chain, with the ProPymes
program playing a central role. Additionally, our procurement company Exiros—jointly owned with Tenaris—provides valuable insight into supplier priorities and concerns.

■ Communities: Transparent communication with local
communities is one of Ternium’s core values. Over ten years ago, we launched the “One Mill, One Fan Page” strategy, linking each industrial facility to a dedicated Facebook Fan Page to facilitate community engagement. We currently operate eight local pages with 294 thousand followers, used to share timely and transparent information with community members, media and nearby institutions. We also organize in-person meetings led by Regional Presidents to listen to local concerns and provide operational updates.

■ Investors: We maintain regular communication with
shareholders through meetings, calls and anonymous feedback, keeping them informed and aligned with current trends.

■ Industry Associations: Our active participation in the
industry associations promotes collaboration, sharing of best practices, and the development of common standards for the future of the steel sector.

Scope alignment with financial statements

The company is working to harmonize the scope of sustainability reporting with that of its financial statements. In the meantime, reported indicators and KPIs do not include Usiminas, unless explicitly stated.

ESG | ENVIRONMENTAL SOCIAL GOVERNANCE

RIO DE JANEIRO, BRAZIL

22. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

CLIMATE ACTION

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	23

	GOALS & ACTIONS	2024 KPIs
GOALS

▪To reduce the emission intensity rate per ton of hot-rolled steel by 15% by 2030 compared to 2023 baseline, considering Scopes 1, 2 and 3 (categories 1 and 10), measured using the GHG Protocol.
▪To achieve a 40% share of renewable energy in the purchased electricity by 2030 up to the hot-rolling process.
▪To improve energy efficiency across all industrial processes.
▪To collaborate with the value chain to reduce GHG emissions.
▪To develop strategies and projects with the ambition of achieving carbon neutrality in Ternium’s products and operations, considering the technological feasibility and local market conditions.

$198
 MILLION INVESTED
 IN DECARBONIZATION

2.2
 TONS OF CO2e PER TON OF
 HOT ROLLED STEEL
 (Scopes 1, 2 and 3)
 GHG Protocol methodology

23.6
 GJ CONSUMED PER TON
 OF CRUDE STEEL
 Worldsteel methodology

28%
 SCRAP CONTENT
 PER TON OF CRUDE STEEL

ACTIONS IN THE LAST FIVE YEARS
   Management
▪Creation of a climate change governance structure, including a decarbonization committee and oversight by the board of directors.
▪Integration of climate change risks into the risk analysis process.
▪Incorporation of a scenario analysis to assess asset vulnerability to physical risks.
▪Implementation of an internal carbon price for investment projects.
▪Strengthening our emissions management system, including:
_Third-party verification of emissions under ISO 14064-1 and GHG protocol standard.
_Introduction of data processing and GHG inventory systems to enhance granularity and information analysis.
_Collection of supplier primary data (Scope 3 emissions).
_Inclusion of Scope 3 categories in the GHG emissions inventory.
_Certification under ISO 50001 standard for our processes.

   Projects
▪Inauguration of the wind farm in Argentina with an estimated annual generation of 480 GWh, which will replace 90% of the electricity currently purchased from the national grid.
▪Continuation of the EAF-DRI project in Pesquería, Mexico, aimed at producing 2.6 million tons of low-emissions steel.
▪Implementation of energy efficiency projects across all facilities.
▪Continuation of the scrapyard project in Ternium Brazil with the aim of increasing the scrap ratio in the BOF process.

Notes: (1) Figures do not include Usiminas. (2) In this chapter, the term "emissions" refers specifically to GHG (greenhouse gas) emissions.

24. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

GOVERNANCE

The company has established a comprehensive governance system to address climate change across various levels. At the board level, the Vice-Chairman has been appointed to report quarterly on the progress of Ternium’s climate change strategy to the Board of Directors.

At the management level, a decarbonization committee, chaired by the CEO, regularly reviews performance indicators and the progress of decarbonization projects.
Climate change risks and their mitigation strategies are integrated into the company’s risk management system, with the critical risks committee oversight. Risks are first identified at the local level and then incorporated into a unified risk matrix that is assessed at least three times a year by this committee.

In terms of the policies and procedures established on the matter, Ternium’s Environmental and Energy Policy, updated in 2023, serves as the primary framework guiding the company’s environmental efforts. Among its key principles is a commitment to reduce emissions

OUR STRUCTURE CLIMATE CHANGE GOVERNANCE

BOARD OF DIRECTORS

VICE CHAIRMAN
Quarterly Reports

CHIEF EXECUTIVE OFFICER (CEO)

DECARBONIZATION COMMITTEE

MEETINGS
Quarterly

PARTICIPANTS
CFO, Regional Presidents, Operations VP, Mining VP, Chief Information Officer (CIO), Chief Technology Officer (CTO), Chief Industrial and Engineering Officer (CIEO), Global Sustainability Sr. Director, Global IR & Compliance Sr. Director

ACTIVITIES
Discussion of:
- Performance review and progress on Ternium´s roadmap
- Resource and investment issues
- Changes in legal framework and new technologies update

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS
At least three times a year

PARTICIPANTS
The composition of the Critical Risks Committee (CRC) is described in detail in the chapter “Corporate Governance” of this Report

ACTIVITIES
- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	25

intensity and the ambition to achieve carbon neutrality, subject to technological feasibility and local market conditions.

In 2024, the company reviewed its emissions intensity reduction target to include scope 3 emissions and better reflect our operational configuration and set a goal of a 15% reduction in intensity up to hot rolled by 2030 (compared to a 2023 baseline). This target encompasses Scopes 1, 2, and 3 emissions, including Category 1 (emissions from the production of raw materials and slabs/billets purchased from third parties) and Category 10 (emissions from third parties processing slabs and billets sold by Ternium), in line with the GHG Protocol’s guidelines: the Corporate Accounting and Reporting Standard (2004) and the Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011).

Additionally, the investments included in Ternium’s decarbonization roadmap undergo a step-by-step approval process defined in the investment authorization procedure for projects, ensuring involvement and oversight at the highest management levels.

Both the timely and effective execution of decarbonization projects and the operational performance of Ternium’s sites, ensuring alignment with the decarbonization targets, are integral components of the annual incentive framework for the participating sectors, directors and the CEO.

Participation in global sustainability and trade forums

The company remains actively engaged in industrial forums and international initiatives to promote fair trade conditions across regions during the transition to a low-carbon economy. For instance, Ternium’s Global Sustainability Senior Director serves as the chairman of the environmental policy committees at both worldsteel and ALACERO. Additionally, several of the company’s directors and managers actively contribute to the working groups of these organizations, fostering collaboration and advancing sustainable industry practices.

INDUSTRY LANDSCAPE AND THE COMPANY’S INDUSTRIAL SCHEME

Steel is a fundamental material for modern societies, yet its production accounts for between 7% and 9% of global CO2 emissions, according to worldsteel data. As reported in worldsteel’s latest sustainability indicators, in 2023, the global average emission intensity stood at 1.9 tCO2 per ton of crude steel (Scopes 1, 2 and 3 Category 1 from the production of raw materials).

Emission intensity is determined by the production technology used, the availability of raw materials, the type of energy used and the characteristics needed in the final products. According to worldsteel, in 2023, 71.6% of global steel production relied on blast furnaces, with an average emission intensity of 2.3 tons of CO2 per ton of crude steel cast (tCO2/t). Electric arc furnaces (EAF) using scrap accounted for 20.4% of production, with an average emission intensity of 0.7 tCO2/t, while EAFs using direct reduced iron (DRI) represented 8%, with an average emission intensity of 1.4 tCO2/t.

As the world transitions to a low-carbon economy, the steel production landscape is expected to evolve in the coming decades. With infrastructure and industrial development entering a replacement phase, scrap availability is projected to increase, facilitating the adoption of scrap-based technologies. Additionally, renewable energy is set to play a pivotal role in this transition, both for direct use in steelmaking processes and to produce green hydrogen as a replacement for natural gas in some processes in the long term. According to the International Energy Agency’s (IEA Renewables 2024), global renewable capacity is expected to increase by over 5,520 GW between 2024 and 2030–2.6 times more than the deployment of the period 2017–2023.

Recognizing both the challenges and opportunities in the industry, Ternium prioritizes reducing emission intensity and improving energy efficiency as key pillars of its sustainability agenda.

26. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

TERNIUM’S STEELMAKING PROCESSES CURRENT STATUS AND POST-COMPLETION OF THE PESQUERÍA STEELMAKING PROJECT

MAIN PRODUCTION INPUTS	PRODUCTION ROUTE			CRUDE STEEL PRODUCTION (2024)	CRUDE STEEL CAPACITY (2027)

▪Iron ore ▪Coking coal ▪Pulverized injection coal (PCI) ▪Natural gas	BF Blast furnace	BOF Basic oxigen furnace	CC Slab continuous caster	61%	51%

▪Iron ore pellets ▪Natural gas ▪Electricity ▪Scrap	DRI Direct reduction iron plant	EAF Electric arc furnace	CC Slab and billet continuous caster	30%	42%

▪Scrap ▪Electricity		EAF Electric arc furnace	CC Billet continuous caster	9%	7%

The information presented herein does not include Usiminas. If included, it would have been: 2024: 71% BF-BOF; 22% DRI-EAF; 6% Scrap based-EAF | 2027: 61% BF-BOF; 33% DRI-EAF; 5% Scrap based-EAF .

STRATEGY

In 2024 the company updated its decarbonization target for 2030 to a 15% reduction in the CO2e intensity up to hot rolling from a 2023 baseline, considering Scopes 1, 2 and 3 (category 1 and 10) under GHG Protocol methodology. These changes better reflect Ternium’s operational configuration, considering that our hot rolling capacity is higher than the steelmaking capacity, and the change in methodology allows the comparison with other industries and eventually compliance with international regulations like the EU Corporate Sustainability Reporting Directive (CSRD).

Ternium’s decarbonization strategy for 2030 comprises five axes of work:
■ Prioritizing low-emission production technologies
■ Increasing the share of renewable energy in the energy mix
■ Expanding the capacity for CO2 capture and usage
■ Advancing in energy efficiency initiatives and improving industrial performance
■ Increasing the use of scrap in the metallic mix.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	27

TARGET: 15% REDUCTION IN EMISSIONS INTENSITY UP TO HOT-ROLLED TERNIUM’S DECARBONIZATION ROADMAP

The following chart outlines Ternium’s decarbonization roadmap, showing the contribution of each strategy toward achieving a reduction in emission intensity.		This roadmap reflects current operational conditions and project feasibility according to the company’s latest assessment.

2.1 tCO2e/HReq					1.8 tCO2e/HReq

Low carbon technologies (8%)	Renewable energy (3%)	Improvements in Performance/Energy Efficiency initiatives (2%)	Carbon capture and usage/storage (1%)	Scrap in the metallic mix (1%)

2023 Baseline					2030 Target

Pesquería: at the core of our sustainable growth strategy

At the heart of our sustainable growth strategy is the Industrial Center in Pesquería, where we are developing a state-of-the-art steelmaking facility based on Direct Reduced Iron (DRI) and Electric Arc Furnace (EAF) technology. This facility will have a significantly lower carbon intensity compared to conventional steelmaking processes, reinforcing our commitment to reducing emissions and enhancing environmental performance.
The DRI module will utilize ENERGIRON technology, an advanced DRI process jointly developed by Tenova (a company from the Techint Group) and Danieli. ENERGIRON stands out for its high energy efficiency and reduced CO2 emissions. It is equipped with carbon capture features, allowing for the efficient removal and repurposing of CO2, contributing to our broader decarbonization goals. It is also adaptable to hydrogen-based reduction when economically viable. Additionally, the DRI installation includes a direct

28. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

pneumatic transport system for hot DRI to the EAF, further optimizing energy consumption.

The Electric Arc Furnace (EAF) will incorporate cutting-edge energy efficiency technologies, including the Consteel® system by Tenova. Consteel® is a continuous scrap charging and preheating system that enhances process stability while reducing electricity consumption. Additionally, the CONSTEERER system will provide real-time process optimization, improving energy efficiency and reducing electrode consumption. Together, these technologies will enhance industrial performance while lowering the facility’s carbon footprint.

Beyond emissions reduction, the facility’s design integrates additional environmental safeguards. The iron ore storage area has been designed to minimize diffuse emissions, incorporating domes and enclosed material handling circuits to prevent airborne dust. Moreover, water management is a critical component of our sustainability strategy. For its cooling processes, the facility will use treated sewage water, which is then filtered within the Industrial Center to meet the required process quality standards, thereby preserving natural water resources.

References considered when assessing Ternium’s strategy

The decarbonization roadmap was developed considering Ternium’s current industrial configuration, the available technologies at industrial scale in the world, the availability of certain raw materials and the advancement of local regulations. The strategy was designed in accordance with the IEA Stated Policies Scenario and Sustainable Development Scenarios published in October 2020 and the general commitments made by each country for 2030 that were assessed with a high probability of materializing.

As an example, the embedded emission intensity rate for the company’s crude steel products for the year 2030 (Scopes 1 and 2) is 1.35 tons of CO2e per ton of crude steel, calculated using the GHG Protocol methodology. This intensity rate is more ambitious than the 1.5 tons of CO2 per ton of crude steel (Scopes 1 and 2) estimated by the IEA Sustainable Development Scenario for the steel sector for the same year.

EXAMPLES OF REFERENCES CONSIDERED WHEN ASSESSING TERNIUM'S STRATEGY

AGENCY/COUNTRY	REFERENCES	TERNIUM'S STRATEGY OUTPUT

International Energy Agency (IEA)	▪Available technologies by 2030: DRI-EAF, BOF-BF, Scrap based-EAF ▪1.5 emissions intensity for steel sector by 2030 (scopes 1 and 2)	▪Ternium's technologies: DRI-EAF, BOF-BF, Scrap based-EAF ▪1.35 emissions intensity for crude steel by 2030 (scopes 1 and 2)
Mexico's Nationally Determined Contribution (NDC)
▪~38% renewable energy by 2030 for the energy sector
▪Potential mitigation actions for the industrial sector
▪Higher production with EAF (DRI and scrap based)
▪Carbon capture and usage between industries
▪Improvement of energy efficiency

▪34% renewable electricity purchased by 2030 (up to hot rolling process) and 50% at the new steelmaking facility in Pesquería
▪New slab production capacity using DRI-EAF in Pesquería
▪Double the capacity for CO2 capture and usage by 2030 compared to 2018
▪Certification of ISO 50001 in energy-intensive processes

Argentina's Nationally Determined Contribution (NDC)	▪20% renewable energy by 2025	▪90% renewable electricity purchased by 2030

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	29

Internal carbon price (ICP)

The company has an internal carbon price of $80 per ton of CO2 in the assessment of investment projects. Its purpose is to assess the potential financial impacts of carbon emission pricing mechanisms. The methodology for its implementation is shadow pricing, a hypothetical price per ton of CO2 emitted considering Scopes 1, 2 and 3 (when applicable) emissions, and the amount is defined based on global references. This tool was implemented to help in the sensitivity analysis of investment projects.

Looking ahead: beyond 2030

Ternium has the ambition to achieve carbon neutrality in its operations and products. With that in mind, we are mapping different alternatives in each region regarding CCUS technologies, the use of biomass, biofuels and hydrogen, aiming to determine the most economically feasible way to decarbonize our operations.

One of the recent initiatives in this effort is Ternium’s participation in the Tulum Energy project, supported by TechEnergy Ventures, the investment fund of Tecpetrol, and developed in collaboration with Tenova, both companies part of the Techint Group. The Tulum Energy project focuses on the production of turquoise hydrogen through methane pyrolysis, aiming to provide a cost-effective and scalable solution for hydrogen production. This innovative process breaks down natural gas into hydrogen and solid carbon without emitting direct CO2, offering a cleaner alternative for industrial applications.

The pilot plant is being developed at Ternium’s Industrial Center in Pesquería, Mexico. The facility will utilize a plasma reactor powered by an electric arc, leveraging existing steel industry technology to efficiently extract hydrogen while capturing solid carbon. By exploring turquoise hydrogen as a low-carbon energy source, we reinforce our commitment to advancing sustainable steel production and contributing to the global energy transition.

We have also established strategic partnerships with suppliers like Vale in Brazil. In this case, we have joined

“At Ternium, sustainability and economic feasibility go hand in hand. Improving our processes is a shared commitment across the company to build a more efficient, responsible, and future-ready steel industry.”

JOSÉ FONROUGE GLOBAL SUSTAINABILITY SENIOR DIRECTOR

efforts to explore the development of new products aimed at reducing the carbon footprint of raw materials and diversifying the feedstock for Ternium’s blast furnace and direct reduction operations. We expected to run tests at industrial scale during 2025.

Recognizing the potential of Latin America for nature-based decarbonization solutions, Ternium is analyzing its participation in projects for biomass production and utilization, as well as the protection and reforestation of affected areas. These efforts would allow the company to offset residual emissions in the long term while promoting human well-being and biodiversity.

30. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Risk assessment
Climate risks are part of the company’s risk management and are assessed locally and corporately.

Decarbonization catalysts

Ternium’s decarbonization efforts are influenced by various external factors that will shape the viability and timing of projects in the coming decades:

■ Economic incentives: Such as tax reductions or direct
government investments, which are key to advancing the decarbonization roadmap. As an example, in February 2025, the European Commission launched the Clean Industry Pact with EUR 100 billion to support clean manufacturing in the EU. To mobilize these funds, the Commission will facilitate the approval of state aid aimed at renewable energy, industry decarbonization, and scaling up clean technology manufacturing capacity; stimulate research and development; and amend regulations to increase financial guarantees for supporting investments. Similar incentives in regions where Ternium operates could help accelerate its decarbonization efforts.

■ Development of infrastructure necessary like an electrical grid:
With electricity demand and supply projected to increase substantially in the coming years, it’s critical that the grid is capable of managing both the scale and variability of power. Governments should establish clear frameworks for grid operators to facilitate timely investments and translate targets set to different sectors into specific regional capacities that can meet future requirements.

■ New legislation: Implementing carbon capture and storage
(CCS) technologies require specific regulatory frameworks. Brazil is progressing towards establishing a legal structure for CCS activities, potentially becoming the first South American nation to do so. In Mexico, regions with a high potential for CO2 utilization and storage have been identified, but comprehensive regulations and carbon market mechanisms are still needed to facilitate CCS projects.

■ Fair competition: Given the disparity in actions among
countries in addressing the challenge of climate change, it is essential for governments to support national industries that are making efforts to protect the environment. This stands in contrast to raw materials/goods coming from countries with less stringent environmental requirements. Defending these environmentally responsible products and industries promotes equitable competition and ensures that efforts made towards sustainability are recognized and rewarded.

■ Common emissions measurement methodologies: Currently,
there are various standards for carbon emission accounting and determining the carbon footprint of products. A common and interoperable industry standard would enable the comparison of steel products and empower consumers to make well-informed decisions.

■ Consumer preference: Differential pricing for products manufactured with lower emissions would encourage investment and the development of new technologies.

RISKS

According to Ternium’s Risk Management Policy, climate-related risks are identified and assessed locally with the involvement of the environmental, industrial, planning, legal, and risk management departments. All identified risks are categorized in a matrix considering their economic impact and probability of occurrence. Risks are reviewed at least three times a year, and those classified as significant, very significant, or critical are analyzed in the Critical Risks Committee, chaired by the CEO. During these meetings, each business unit presents its mitigation plans, which are then approved by the committee.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	31

CLIMATE CHANGE RISK ANALYSIS

RISK TYPE	CLASSIFICATION	DESCRIPTION	EXAMPLES

Transition	Legislation	Changes in carbon pricing mechanisms or new laws could increase production costs and capital expenditures, negatively affecting the company’s competitiveness.
Current legislation on carbon taxes with different scopes are implemented in Argentina, Brazil, Mexico and Colombia.
▪Argentina: Natural gas is not included (2017 reform).
▪Brazil: The Sistema Brasileiro de Comércio de Emissões (SBCE) was recently approved and is expected to regulate activities that emit more than 25,000 tons of CO2e per year. This mixed CAP & TRADE system will include both regulated and voluntary markets, and its implementation will take place in five phases, with economic effects expected by 2030. Its regulation is still pending.
▪Mexico: Natural gas is not covered by the national carbon tax. The final rules and regulations of the Sistema de Comercio de Emisiones (SCE) are still pending, and it is expected that the operational phase will begin in the short term. Furthermore, some states may impose carbon emissions taxes on top of the national carbon tax.
▪Colombia: Natural gas for the steel industry is not covered by the fossil fuel tax.

	Market	Changes in customer preference could impact the sales level.
▪Shifts in customer preferences and failure to respond to stakeholders’ demand for climate-related measures could adversely affect the ability or willingness of our customers or suppliers to do business with us, harm our reputation, erode stakeholder support and restrict or reduce access to financial resources.
▪The changing landscape could reshape market dynamics, thereby intensifying competitive pressures and increasing the demand for scale-up and commercialization of low-emission steel.

	Technology	The development of new production technologies requires significant investment and scale-up of commercialization.
▪Approximately 72% of the global steel industry relies on blast furnace technology (using coking coal as a reducing agent). Currently, there is no definitive solution to drastically reduce CO2 emissions from this route, which is still necessary given raw materials and scrap availability as well as the technical characteristics of final products.
▪Increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals.

Physical	Chronic	Changes in the water level of navigable channels hinder the provision of raw materials, increasing production costs.	Changes in precipitation patterns and extreme variability in weather patterns have led to low water levels in the Paraguay and Paraná waterways, intermittently disrupting the supply of iron ore to Ternium Argentina. This has forced the company to obtain this raw material from an alternative source at a higher cost and increase its iron ore inventories.
	Acute	Extreme weather events and natural disasters could affect business operations, the workforce markets, infrastructure, raw materials, and assets of companies.
▪Extreme weather conditions in southern United States and northern Mexico have disrupted the supply of natural gas and energy to operations in Mexico, negatively impacting steel production levels.
▪Droughts in Monterrey, Mexico, affect the availability of drinking water for the community, so the company is continuously using alternative sources and making a more efficient use of this resource.
▪Heavy rains in Brazil and Argentina have hindered personnel access to facilities, limiting steel production.

32. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Ternium classifies climate-related risks into two categories: transition risks and physical risks.

Regarding physical risks, during 2021 and 2022, the company engaged an external consultant to assess the exposure of its assets and provide a conclusion on the level of risk (Risk Index) considering the established preventive measures. The analysis considered the exposure and vulnerability to five types of events:

■ Pluvial flooding
■ Tropical cyclones
■ Landslides
■ Forest fires
■ Droughts

Prediction models were based on Representative Concentration Pathways (RCP): 4.5 (intermediate) and 8.5 (extreme with very high GHG emissions) from the Intergovernmental Panel on Climate Change (IPCC) and covered the periods 2020 to 2039 and 2040 to 2059.

The analysis concluded that Ternium’s facilities do not pose significant risks, given the level of exposure and the mitigation and adaptation measures already implemented by the company across the scenarios and time periods analyzed. These results remain relevant, and the company is exploring options to establish a more frequent monitoring system.

OPPORTUNITIES

Currently, Ternium is focused on developing a range of lighter steel products while maintaining durability and strength. In the renewable energy sector, Ternium supplies galvanized steel to manufacturers of support structures for solar panels in Mexico and Argentina. Furthermore, the hot rolling mill in Pesquería, Mexico, is equipped with technology that enables the production of high-value-added steels for the automotive industry. For the construction sector, Ternium has designed a family of coated steels and sustainable insulation panels, combining environmentally friendly components and energy-saving solutions.

The company continuously strives to develop new products with a strong focus on sustainability. In 2024, we submitted two projects to the "Innovation of the
Focus on sustainability
In 2024, two of Ternium’s projects were shortlisted for the WorldSteel Steelie Awards in the "Innovation of the Year" category. The company is strongly committed to developing high-quality products with enhanced sustainability performance.

Year" category of the WorldSteel Steelie Awards, both of which were later shortlisted. The first project, "Nitrogen and Residuals Control in EAF for Automotive and High-End Applications," focuses on controlling nitrogen and residual elements in raw materials. It optimizes process parameters to reduce nitrogen content and prevents nitrogen pickup throughout the DRI-EAF steelmaking route. The second project, "Steel Solutions for Optimized Truck Trailers Used for Freight Transport," aims to improve efficiency and sustainability in the transportation sector through specially designed products. First, specialized steels reduce trailer weight, enhancing fuel efficiency and lowering emissions. Second, wear-resistant steel solutions extend the durability and lifespan of truck trailers by combining structural and high-performance steels. Both approaches prioritize safety, efficiency, and

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	33

STEEL RAW MATERIALS	Scrap is a key raw material for the steel industry. In 2024, Ternium used 2.7 million tons in its production process, a figure expected to grow with the construction of the scrap yard in Brazil and the start-up of the DRI-EAF in Pesquería.

sustainability while incorporating recycled materials to support circular economy principles and reduce environmental impact.

In 2024, Ternium sold approximately $232 million worth of products for use in renewable energy projects, electric vehicles, transportation solutions designed to reduce weight or increase capacity, and packaging that is more environmentally friendly compared to alternative materials.

2024 PERFORMANCE

In 2024, Ternium’s CO2e emission intensity rate for hot-rolled steel (Scopes 1, 2 and 3, category 1 and 10) under the GHG Protocol methodology was 2.2 tons of CO2e per ton of hot-rolled steel equivalent. Under the worldsteel methodology, the emission intensity for crude steel (Scope 1 and 2) in 2024 was 1.7 tons of CO₂ per ton of crude steel. This figure is consistent with previous years and aligns with the global steel industry average, according to worldsteel data.

Throughout the year, the company continued the execution of its decarbonization projects:

■ Renewable energy: The wind farm in Olavarría,
Argentina, began operations, marking a significant milestone in the company’s renewable energy initiatives. The wind farm features 22 turbines, each with a capacity of 4.5 megawatts, totaling an installed capacity of 99 megawatts. This facility is expected to generate approximately 480 gigawatt-hours of renewable energy

34. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

480
GWh OF RENEWABLE ENERGY CAPACITY
FROM THE WIND FARM BUILT IN ARGENTINA, REDUCING RELIANCE ON THE NATIONAL GRID

274
THOUSAND TONS OF CO2
WERE CAPTURED AND SOLD
BY THE COMPANY IN 2024

annually, enabling Ternium to replace about 90% of the electricity it currently purchases from the national grid in Argentina. This shift will result in an estimated reduction of 111 thousand tons of CO2 emissions each year.

■ Utilization of low CO2 emission technologies: Continuation of the construction of the steel mill in Pesquería (Mexico), based on DRI-EAF technology. The project incorporates the use of renewable energy, CO2 capture, and the potential transition from natural gas to green hydrogen in the DRI module when economically feasible. Commissioning is expected by 2026.

■ CO2 capture and usage: During 2024 the company captured
and sold 274 thousand tons of CO2, equivalent to the annual CO2 emissions of 59 thousand gasoline-powered passenger vehicles, according to the United States Environmental Protection Agency (EPA). This helps prevent emissions in other industries, such as carbonated beverages and chemicals. Given the positive experience in Mexico, studies are underway for CO2 capture and usage at our facilities in Brazil.

■ Increase of scrap in the metallic mix: The scrap yard
construction project in Brazil is underway to increase the scrap share of this steel mill up to 16%. The project is expected to be completed by 2025.

■ New raw materials for use in blast furnaces: The company is actively exploring the partial replacement of coal in our facilities in Argentina and Brazil. It conducted successful pilot and industrial tests for the use of various types of charcoal derived from biomass and forestry as a substitute for mineral coal in the coking facilities at its steelmaking sites in Brazil and Argentina. Efforts are now underway to identify charcoals with sustainable certification at a competitive price.

Ternium anticipates that emission intensity will begin to decrease in 2027, as decarbonization projects are completed and reach their full operational stage.

Implementation of systems for GHG inventory management and calculation

As part of Ternium’s GHG management system, the company has an online platform to calculate GHG emissions using the carbon balance approach outlined by the GHG Protocol methodology. This system allows us to manage emissions at the process line level across all our operations, improving transparency and accuracy in our calculations and facilitating the successful verification of our inventory by an external third party for the fourth consecutive year. The company continues to advance the systematization of products’ carbon footprint calculations.

Furthermore, as part of our sustainable sourcing practices and efforts to improve the accuracy of Ternium’s corporate GHG emissions inventory, we are actively collecting data on the emissions intensity of raw materials and steel purchased from third parties. This initiative strengthens our Scope 3 emissions assessment and helps identify key suppliers for further engagement. As a result of the 2024 campaign, 84% of scope 3 emissions from raw materials and steel purchases were

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	35

TERNIUM’S DECARBONIZATION PROJECTS PROGRESS DURING 2024

PROJECTS EXECUTED PROJECTS ANNOUNCED OR UNDER EXECUTION PROJECTS UNDER ANALYSIS
INITIATIVES	MEXICO	BRAZIL	ARGENTINA	PROGRESS DURING 2024

Energy efficiency initiatives
–Mexico: Puebla facility was certified under ISO 50001. Additionally, the lighting system modernization project continued in both Mexico and Argentina.

–Brazil: Project at the hot blast stoves to increase blow temperature by approximately 130°C and reduce the use of fossil reductants.

–Argentina: Replacement of steel ladle heaters in the Steel Plant, reducing natural gas consumption.

Scrap in the metallic mix				–Ongoing project to increase the scrapyard capacity in Brazil. Estimated completion during 2025.

Alternative raw materials-biomass				_ Identifying charcoal suppliers with sustainable certification and exploring potential developments through synergistic partnerships.

Renewable energy
–Argentina: Start of operations at the wind farm with a total installed capacity of 99 MW.

–Mexico: Installation of small solar farms at productive sites and service centers. Analysis of partnerships with renewable energy producers.

Carbon capture and usage
–Mexico: Closed negotiations for the sale of CO2 from the future Direct Reduction facility at the Pesquería unit, Mexico.

–Brazil: Prefeasibility studies for Carbon Capture, Usage, or Geological Storage continue.

Low carbon technologies				–Mexico: Ongoing construction of the steel mill in Pesquería (Mexico), based on DRI-EAF technology. –Argentina: Analysis of alternatives to adapt the BF-BOF technology to one with lower emissions.

36. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

calculated using specific supplier data. Additionally, in 2024, all relevant categories (C1, C3 and C4) and certain non-relevant categories (C5, C6, C9, and C10) were included in our corporate inventory.

It is worth noting that significant work remains for the industry as a whole to establish common criteria for measuring the different categories of Scope 3 emissions. worldsteel is actively working on updating emission factors for aluminum and ferroalloy production, and is analyzing the inclusion of upstream methane emissions from natural gas and coal production. We have already updated some Scope 3 emission factors, but we anticipate that these initiatives could impact Scope 3 measurements in the future.

ENERGY MANAGEMENT

Ternium is committed to improving its environmental and energy management systems. The company operates with the aim of achieving a circular economy and minimizing CO2 emissions through efficient energy management.

Depending on the technology used, Ternium’s power plants in Brazil and Argentina reuse recovered residual gases from iron and steel production processes, such as blast furnace gas (BFg), basic oxygen furnace gas (BOFg), and coke oven gas (COg), as well as residual heat from coke production.

The power plant in Brazil supplies energy to the steel production process and sells 40% of the electricity generated to the national grid and private off takers. Additionally, the company is reducing its natural gas consumption in Brazil by using biomethane obtained from urban solid waste. The substitution rate of fossil natural gas with biomethane was around 22% in 2024, making it a flexible and renewable energy source.

In Argentina, the company uses process gases to produce electricity that partially covers its needs. In 2024 we

SUSTAINABLE GROWTH STRATEGY	Ternium is developing a cutting-edge steelmaking facility in Pesquería (Nuevo León, Mexico), following the company’s decarbonization plan.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	37

inaugurated the wind farm in Olavarría that will replace 90% of the electricity currently purchased from third-parties.

In Mexico, Ternium contracts the supply of electricity to Techgen, a combined-cycle power plant owned in partnership with Tenaris and Tecpetrol. Of Techgen’s 900-megawatt capacity, Ternium purchases 78% for its own use and sells the surplus to the Mexican market. The use of electricity from Techgen represents a reduction in Ternium’s scope 2 market-based emissions compared to using electricity from the national grid. Additionally, in 2024 Ternium acquired, through Techgen, clean energy certificates equivalent to almost 10% of its electricity consumption in Mexico.

Looking ahead, Ternium aims to achieve a 40% share of renewable electricity of the purchased electricity by 2030 (up to hot rolling process).

Energy efficiency: Ternium’s commitment to continuous improvement

Energy efficiency plays a vital role in decarbonization efforts, as electricity consumption from fossil sources is directly related to greenhouse gas emissions. Additionally, reducing electricity consumption leads to economic savings and, depending on the project, an improvement in overall productivity.

In 2014, the company launched a comprehensive energy efficiency program to identify and exploit energy-saving opportunities. Since then, the program has expanded and is reviewed annually in light of the latest technological advancements and market best practices.

Some of the projects executed during 2024 include:

■ In Argentina: We replaced ladle dryers in the steel
manufacturing process to optimize natural gas consumption. This project led to a reduction of over 2.0 million m³ of natural gas per year, equivalent to mitigating more than 4,000 tons of CO2 annually. Additionally, throughout 2024, the company continued upgrading lighting systems across its plants. At the San Nicolás facility, 67% of traditional high-bay lights were replaced with LED technology, along with 95% of roadway lighting.

22%
SUBSTITUTION RATE
OF NATURAL GAS
WITH BIOMETHANE IN BRAZIL

90%
ESTIMATED REPLACEMENT
OF THE ELECTRICITY PURCHASED
FROM THE NATIONAL GRID WITH THE NEW
WIND FARM IN ARGENTINA

■ In Mexico: We have improved the control and
measurement systems of the electric arc furnaces (EAF), further optimizing electricity consumption during the process. Additionally, we have achieved a 92% progress rate in replacing outdated lighting systems with LED technology at the Guerrero, Pesquería, and Tenigal plants. Over the past year, this initiative has resulted in energy savings of approximately 54,000 GJ.

Furthermore, a project is currently underway to enhance the electricity measurement system at the Guerrero plant, with more than 100 devices already installed.

■ In Brazil: The blast furnace regenerator system (hot blast stoves) optimization project is currently in progress. This initiative aims to increase the blast temperature by approximately 130°C compared to the baseline year, enhancing furnace efficiency. As a result, the

38. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

consumption of fossil-based reducing agents, such as coke and PCI, will be reduced, contributing to a more sustainable operation.

Finally, Ternium’s energy management system is certified under ISO 50001. Currently, the facilities in Puebla, Guerrero and Pesquería in Mexico, San Nicolás in Argentina (except for industrial services), and Rio de Janeiro in Brazil are certified under this standard. For more information, please refer to Annex 2: Certifications in this report.

USIMINAS’ DECARBONIZATION COMMITMENT

As part of its commitment to sustainability, Usiminas has developed the 2030 Decarbonization Plan, an integral part of its ESG strategy. This plan aims to reduce greenhouse gas emission intensity by 15% per ton of steel produced by 2030, using 2019 as the baseline year, considering scope 1 and scope 2 and calculated using worldsteel methodology. To achieve this, Usiminas focuses on four key pillars: Energy Efficiency, Biomass, Raw Material Optimization, and Renewable Energy. The plan is overseen by the Decarbonization Committee, which includes the company’s top leadership and is dedicated to driving progress.

The company quantifies its emissions annually through corporate GHG inventories following the GHG Protocol and WSA methodologies, with third-party verification in accordance with NBR 14.064 standards and recognition with the Gold Seal in the Public Emissions Registry –GHG Protocol. In 2024, Usiminas achieved a CO2 emission intensity of 2.16 tCO2 per ton of steel produced (considering scope 1 and 2), an improvement over the previous year, demonstrating continued progress in reducing its carbon footprint. For more information, please refer to Usiminas’s 2024 Sustainability Report.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	39

KEY FIGURES

GHG INTENSITY UP-TO-HOT ROLLED(1) GHG METHODOLOGY

CO2 CAPTURED AND SOLD TO THIRD PARTIES THOUSAND TONS

ENERGY INTENSITY PER TON OF CRUDE STEEL(2) WORLDSTEEL METHODOLOGY

(1) GHG specific emissions up to hot-rolled process is calculated by dividing Scope 1, Scope 2 and Scope 3 (Categories 1 and 10) emissions by the volume of equivalent hot-rolled products (considering own hot rolled production plus the equivalent of slabs and billets sold by Ternium and processed by third parties), in line with Ternium’s 2030 target. Emissions were calculated using the GHG Protocol methodology and include CO₂, CH₄, N₂O, HFCs, PFCs, and SF₆. Scope 1 emissions were calculated using direct carbon content measurements conducted by Ternium on key raw materials. Scope 2 emissions were estimated using market-based emission factors, based on data from local electricity suppliers.

(2) Energy intensity per ton of crude steel is calculated by dividing the energy consumed at Ternium's steel shops by the tons of crude steel produced. The energy consumption calculation follows worldsteel’s sectoral approach methodology, which has been published as International Standard ISO 14404:2013.

40. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ENVIRONMENTAL RESPONSIBILITY IN OPERATIONS

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	41

	GOALS & ACTIONS	2024 KPIs
GOALS

▪To prevent pollution at the source, minimizing the impact of the company's operations on the environment.
▪To make efficient use of resources.
▪To minimize water withdrawal in water-stressed areas.
▪To promote circular economy and develop new markets for steelmaking co-products.
▪To preserve biodiversity within the company's area of influence.
▪To incorporate environmental factors into all company decisions.
▪To promote environmental stewardship within our industry and throughout our value chain.
▪To raise environmental awareness among our employees and the communities in which we operate.

$120
 MILLION INVESTED
 IN ENVIRONMENTAL
 PROJECTS

100%
 OF CRUDE STEEL PRODUCED
 IN ISO 14001
 CERTIFIED FACILITIES

 91%
 OF CRUDE STEEL PRODUCED
 IN ISO 50001
 CERTIFIED FACILITIES

98.8%
 OF MATERIAL EFFICIENCY
 (MATERIAL CONVERTED
 INTO PRODUCTS
 & CO-PRODUCTS)

ACTIONS
▪Execution of the 2020–2030 Environmental Investment Plan: $556 million.
▪Implementation of improvements in environmental monitoring and deployment of technological solutions to enhance environmental conditions.
▪Design of facilities and processes with a water stewardship approach, including closed-loop water systems and prioritization of treated wastewater use.
▪Promotion of alternative uses for co-products generated during the steelmaking process.
▪Certification under ISO 14001 across major facilities.
▪Alignment of environmental concepts and management practices across all production units in the countries where Ternium operates.

Note: Figures do not include Usiminas

42. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

GOVERNANCE

Environmental performance is monitored monthly in meetings with executive officers dedicated to environment, health and safety matters. In addition, environmental topics are regularly discussed during industrial and business performance reviews, both at the local and corporate levels. The Board of Directors is also informed on a quarterly basis about any environmental incidents that could affect surrounding communities or potentially impact Ternium’s reputation or operations.

Recognizing the close link between industrial activity and environmental performance, Ternium integrated its Environment and Health & Safety departments in 2021. Both areas are now overseen by the Chief Environment, Health & Safety Officer.

Ternium’s Environmental and Energy Policy serves as the company’s main standard on environmental matters. It establishes the overarching principles for environmental protection, energy efficiency and sustainable resource use. This policy guides the development and continuous improvement of the company’s Environmental Management System, as well

OUR STRUCTURE ENVIRONMENTAL GOVERNANCE

BOARD OF DIRECTORS

↑

CHIEF EXECUTIVE OFFICER (CEO)

EHS (ENVIRONMENTAL, HEALTH AND SAFETY)

MEETINGS

Monthly

PARTICIPANTS

Chief EHS Officer (CEHSO) and EHS teams

ACTIVITIES

- Review environmental events that may have occurred in the period
- KPI analysis
- Review progress on critical environmental issues, such as obtaining permits from authorities and project advancements

INDUSTRIAL AND BUSINESS PERFORMANCE

MEETINGS

Monthly reviews

PARTICIPANTS

Regional Presidents, Industrial areas, Commercial areas, Chief EHS Officer (CEHSO), EHS teams

ACTIVITIES

Examine environmental incidents that may have occurred during the period within the scope of industrial operations

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS

At least three times a year

PARTICIPANTS

The composition of the Critical Risks Committee (CRC) is described in detail in the chapter “Corporate Governance” of this Report

ACTIVITIES

- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	43

as the implementation of specific procedures and practices aimed at minimizing emissions, waste, and other environmental impacts. Through this framework, Ternium ensures compliance with applicable regulations, promotes pollution prevention, and fosters a culture of environmental responsibility and innovation across all operations. Ternium’s environmental and energy policy is available on the company’s website and at the end of this chapter.

As of 2024, 18 of Ternium’s 19 steel production and processing facilities have been certified under the ISO 14001 standard (some service centers are also included in the multi-site certificate). Additionally, the

“We invest in modernizing our facilities and adopting cutting-edge technologies to reduce our environmental impact. Integrating safety, health, and environmental management enhances our ability to protect people and the environment.”

MARINA CHIESA CHIEF ENVIRONMENT, HEALTH AND SAFETY OFFICER

operational mining units (the Aquila site, the Tecomán transfer station, the Alzada pelletizing facility and the Palomas mine), have received this certification. The Pesquería facility was certified under the LEED scheme in 2017.

STRATEGY

Ternium’s environmental performance strategy encompasses the following components:

■ Establishing consistent environmental standards across all sites under Ternium’s operational oversight.
■ Developing a unified environmental management system to streamline the certification process under international standards.
■ Regular auditing to keep environmental and energy management processes up-to-date and identify areas for improvement.
■ Establishment of a fully integrated environmental incident reporting and investigation system, combined with the Health and Safety Management System, to ensure a holistic approach.
■ Improvement of the company’s environmental data management system including online monitoring.
■ Execution of a ten-year investment plan focused on improving environmental performance. In 2024, investments amounted to $120 million, representing a 22% increase from the previous year.
■ Utilization of the best available techniques (BAT) to minimize impact and prevent pollution. Investment projects include BAT evaluation to improve performance beyond local compliance standards.
■ Updating Life Cycle Assessment (LCA) and Environmental Product Declarations (EPD).
■ Inclusion of environmental topics within Ternium University’s courses and curriculum to increase awareness on the matter. As of 2024, 84% of Ternium's workforce has received training on environmental issues.
■ Participation of Ternium’s management in environmental committees of different organizations, such as Alacero in Latin America and worldsteel worldwide, building knowledge of best practices.

44. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

2024 PERFORMANCE

The following section describes Ternium’s approach to managing different environmental aspects of the production process, the projects recently executed or planned for the coming years, and the performance achieved during 2024.

Water management

Ternium places a strong emphasis on responsible water management in its operations, implementing a site-specific strategy that considers the unique characteristics of each operating location. Through continuous adoption of cutting-edge technologies, Ternium aims to enhance water management practices across the entire cycle, from intake to discharge, thereby reducing its environmental footprint and promoting sustainable water usage.

In 2024, Ternium’s total water intake, which includes steelmaking, downstream processing, and electricity production, amounted to 754 million m3. Only 2% came from regions classified as having high or extremely high water stress according to the Water Risk Atlas of the World Resources Institute (WRI) version 4.0. The primary use of water was for the power plants in Argentina and Brazil, where nearly all intake is returned to its source. As a result, total water consumption, representing water lost in the process (mainly due to evaporation), amounted to only 7% of the annual intake in 2024. Excluding power plants, water intake for steelmaking and downstream processes in 2024 was 167 million m3, with approximately 10% located in high or extremely high water stress areas (Mexico).

Over the years, Ternium has developed various strategies to minimize water usage at its Mexican steel facilities, achieving a water use intensity rate of just 3.2 cubic meters per ton of crude steel produced in 2024 (including reused water). This figure significantly contrasts with the average intake intensity of 28.1 m3 per ton of crude steel in Electric Arc Furnace technology facilities reported in a 2011 worldsteel study.

The company has also consistently increased its use of third-party water in Mexico, primarily treated sewage water from external wastewater treatment plants or sourced directly from municipal sewage systems.
53%
OF WATER INTAKE
AT STEEL FACILITIES IN MEXICO
COMES FROM TREATED SEWAGE WATER

3.2M3/TON CRUDE STEEL
WATER USE INTENSITY RATE
AT MEXICAN STEELMAKING SITES

Consequently, treated sewage water accounted for 53% of water intake at Ternium’s Mexican steel facilities in 2024, with the Pesquería facility sourcing 95% of its water from treated sewage instead of groundwater.

As water plays a significant role in Ternium’s production system, both in cooling machinery and steam generation, and considering that water availability varies across its locations, the company views water as a critical resource in designing new facilities. As an example, the Palmar de Varela facility in Colombia, inaugurated in 2021, operates with a 100% closed circuit system, replenishing water lost only due to evaporation and purges. Similarly, the hot rolling mill in Pesquería, Mexico, follows this closed-circuit principle.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	45

WATER TREATMENT AT TERNIUM'S FACILITIES	To support sustainable water management, Ternium’s steel facilities in Mexico use treated sewage water, significantly reducing their dependence on groundwater sources.

Moreover, Ternium’s water management system ensures that water discharged is cooled, treated and safely returned to its source. With this approach, the company rigorously monitors the quality of water intake and discharge to comply with local environmental regulations. All facilities assess water quality using multiple physicochemical and bacteriological parameters. At the corporate level, Ternium developed a managerial platform for monthly monitoring of KPIs related to the intake, reuse, consumption and discharge of all operational steelmaking and downstream processes sites.

Some recent projects related to water management are the following:

Mexico
At the Guerrero facility, we implemented effluent treatment processes to increase the availability of reused water and reduce groundwater extraction, like the installation of a reverse osmosis processes. This enables water to be reused while achieving high quality standards. In 2024, storm Alberto raised reservoir levels and temporarily eased water availability issues in Nuevo León. However, as the region remains classified as water-stressed, a comprehensive water plan is being developed to reduce groundwater use at the Guerrero and Apodaca facilities and to enhance discharge control and water reuse practices.

46. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

A continuous commitment
Ternium has developed a series of initiatives to control and reduce air emissions at the source, improve the treatment of process gases and ensure compliance with local air emissions standards.

Argentina
We are advancing in the unification of discharge streams at the San Nicolás facility by channeling and pumping all effluents into a single sedimentation unit. This integration will simplify the monitoring of effluent quality and strengthen our efforts to improve water management across the site.

Additionally, a new sludge dewatering unit using geobags was installed at the steel shop’s water treatment plant. This system helps to reduce sedimentable material in the treated river water and produces inert sludge that can be repurposed for various applications, while also enhancing the quality of the final effluent.

Brazil
We implemented an online monitoring system to track water reuse across the operations. Through the development of a digital dashboard within the Plant Information Management System (PIMS)—based on existing flow meters—water reuse flows became visible in real time. As a result, water reuse increased almost 2% from 2023 to 2024. Additionally, the company launched a potable water use reduction plan aimed at improving efficiency. Key actions included identifying and prioritizing areas without flow measurement instruments, setting consumption targets based on historical data, inspecting and upgrading infrastructure through the installation of automatic valves and faucets, and promoting the use of reused water in place of potable water in selected processes. The initiative also involved internal communication campaigns to raise awareness about water consumption.

Air quality management

Atmospheric emissions, which extend beyond carbon dioxide (CO2), pose a significant challenge in the industrial sector due to their impact on air quality and the environment. The main emissions from the steel industry are NOx, SOx, and particulate matter (PM). Controlling and reducing emissions are environmental imperatives and a social responsibility for all industrial companies.

Aware of this responsibility, Ternium has developed a series of initiatives to reduce air emissions at the source, improve the treatment of its process gases, and ensure compliance with air emissions standards at each location. Some of the projects under execution or finalized are the following:

Mexico
We implemented a range of initiatives at the Guerrero facility with the aim of minimizing diffuse emissions, particularly in raw material handling, steelmaking and direct reduction operations. These measures include using dust suppressors with reused water during operations and applying a mixture of molasses and reused water on roads and pathways to control particulate matter. Some of the infrastructure projects include upgrades to the direct reduction iron handling system and installation of a new dust collector, construction of the roofing of slag pits and modifications to the transfer system to improve dust containment and material preservation. Additional measures include the construction of silos for fume house dust, sealing of the steel shop and caster building façades and the installation of a gas scrubbing system for cold venting at the continuous feeding area. In the

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	47

Alzada facility we introduce a sulfur flotation plant to enhance environmental performance.

Argentina
At the San Nicolás facility, we have implemented several initiatives to strengthen air quality management. These include the renewal of the steel shop’s dust collection, transport, and flow control systems, significantly improving dust capture efficiency. Additionally, new igniters were installed in the coke batteries to ensure more effective combustion of gases emitted through the flaring system. The facility is also equipped with an air quality monitoring system based on LiDAR (Light Detection and Ranging) technology, installed in previous years, which enables real-time data collection to support environmental management.

Brazil
As part of a broader technological upgrade, new particulate matter (PM) monitors were installed at the three air quality monitoring stations located in the community’s surrounding areas. Additionally, a project was launched to enhance the management of continuous emissions monitoring data, enabling the integration of key process variables associated with emissions into an online platform, with system testing scheduled for 2025. To improve operational continuity and emission control, a Switch Over Station (SOS) was installed at the steel shop, allowing electrostatic precipitators to be switched for maintenance without halting the converter. The company also completed a revamping of the electrostatic precipitators in both the

MONITORING CENTER IN RIO DE JANEIRO	In Brazil, Ternium has an online air-quality monitoring center that tracks environmental performance indicators, allowing real-time decision-making.

48. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

steel shop and the sinter plant. Further improvements include an ongoing project to revitalize the coke plant to ensure long-term refractory integrity and reduce potential diffuse emissions. Additionally, the Automatic Network for Monitoring Fugitive Particulate Emissions (RAMP) project is underway at the co-products yard. This project is part of a larger plan that includes all yards that receive, process and store co-products.

Material efficiency and recycling

Steel plays a key role in building a more sustainable future, thanks to its ability to be endlessly recycled without any loss in quality or property.

At Ternium, all steel scrap generated at the company’s facilities is fully recycled. Additionally, Ternium sources scrap from external scrap-processing companies and collection firms. In 2024, the company recycled 2.7 million tons of steel scrap to produce new steel, without affecting the final properties of steel products.

Local governments have a critical role to play in advancing the circular economy by encouraging the reuse and commercialization of co-products and scrap metal from the steelmaking process. A key step would be formally recognizing scrap as a key raw material rather than as waste. This regulatory shift would modernize waste management practices, promote sustainability, and unlock the full potential of circularity in the steel value chain.

Ternium is also committed to minimizing waste and maximizing material efficiency across its operations. For example, fines from raw materials (iron ore, coal, coke, lime and dolomite), as well as dust and sludge from effluent treatment systems, are recovered through sintering and briquetting processes to be reused as raw materials, thereby avoiding waste generation and reducing the consumption of virgin raw materials.

The company generates a range of co-products—including blast furnace and steel shop slag and various chemical substances—which are sold and used by other industries, helping them reduce both raw material consumption and energy use. This, in turn, has a positive impact on CO₂ emissions and waste generation across the value chain. In facilities with blast furnaces, the granulated slag is sold to the cement industry as a substitute for clinker. Additionally, the slag generated in the steel shop is also used to consolidate roads and therefore avoid the use of new materials. In Mexico, the dust and slag generated by the electric-arc furnaces at our Guerrero and Puebla facilities and the scales from our hot rolling mills in Pesquería and Churubusco are transformed into Mix Rock®, an innovative co-product developed and registered by Ternium, and other mixes. In 2024, Ternium sold 141 thousand tons of Mix Rock® and other mixes to the cement industry.

The company also uses process gases generated during the processing of metallurgical coal in the Blast Furnace route to generate co-products. In Argentina, Ternium treats these gases and produces chemical products such as tar and benzol, which are sold to third parties.

As a result of these and other initiatives, in 2024 Ternium achieved a material efficiency rate of 98.8% in its steel operations, with 4.5 million tons of co-products and recovered materials either reused internally or sold to other industries.

Life cycle and environmental product declarations
Ternium evaluates the life cycle of its steel products and actively participates in worldsteel’s Life Cycle Assessment (LCA) initiatives to better understand and improve their environmental footprint.

In line with ISO 14040 and 14044 standards, LCAs provide a comprehensive inventory of the energy and materials used throughout the steel value chain, enabling a more accurate assessment of environmental impacts. In 2024, Ternium’s LCA reporting covered 98% of its crude steel production.

To meet growing customer demand for transparency, Ternium has developed eight Environmental Product Declarations (EPDs) for different product families produced in Mexico. These documents provide detailed information on each product’s environmental performance, including carbon footprint and other key indicators. All EPDs are available on Ternium’s website.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	49

PROTECTION OF LOCAL SPECIES	Ternium is collaborating with the University of Rio de Janeiro and the Boto Cinza Institute in a marine biodiversity research focused on the study of the grey dolphin (Sotalia guianensis), a key player in Brazil’s ecosystem.

Biodiversity endeavors

Ternium takes proactive steps to preserve local biodiversity before developing new facilities. Within the Pesquería Industrial Center, the company created an ecological reserve of over 80 hectares to protect the site’s biodiversity and integrate nature with industrial activity. In Brazil, the company has a broad strategy to protect the fauna and flora of Sepetiba Bay, including 160 hectares (395 acres) of mangroves.

Every new project is assessed considering the impacts on biodiversity. For example, following the announcement of its new steelmaking facility in Pesquería, Mexico, Ternium launched a Wildlife Rescue Program aimed at protecting local flora and fauna prior to construction. As a result, over 16,800 plants—including species such as Colima, Cenizo and Gavia—were successfully preserved. Additionally, 50 animals, including reptiles and small mammals, were rescued and relocated, reflecting the company’s strong commitment to biodiversity conservation.

Another example is the work carried out during the construction of the wind farm in Argentina. Ternium conducted a baseline analysis of the flying fauna species that could be affected, with a focus on documenting globally threatened species according to the criteria of the International Union for Conservation of Nature (IUCN). The development of the Flying Fauna Baseline is part of the BACI analysis (Before-After-Control-Impact), as recommended by the 2019 Good Practices Guide for Wind Development in Argentina. Based on this, we will continue seasonal monitoring of birds and bats. We also completed environmental characterization maps, including topography, hydrogeology, vegetation, and the definition of landscape units.

The company carries out extensive fieldwork to identify ecological connectivity areas. These efforts include continuous environmental monitoring, wildlife rescue

50. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ECOSYSTEM RESTORATION PARTNERSHIP REVIVING UANL’S “BOSQUE ESCUELA”

On February 16, 2024, Ternium México signed a collaboration agreement with the Universidad Autónoma de Nuevo León (UANL) to restore 233 hectares (576 acres) of forest land within the university’s “Bosque Escuela” (Forest School), which was severely impacted by a wildfire on April 28, 2021. This initiative aims to recover the ecosystem services of the affected area and promote long-term environmental resilience.

The restoration plan includes a series of coordinated actions such as installing a 13,000-meter perimeter fence, rehabilitating 8,000 meters of access roads, building around 700 check dams, and creating 32,000 square meters of firebreaks. Additionally, the project involves constructing over 29,000 meters of soil retention works using vegetation, trenches, or rock structures, and reforesting 230 hectares with over 69,000 native seedlings (equivalent to 300 plants per hectare).
To support this reforestation effort, a forest nursery will be rehabilitated to ensure annual seedling production. The project also includes a structured maintenance and ecological monitoring program. By the end of 2024, 35% of the restoration work had been completed, with full implementation expected by 2025. Ongoing quarterly maintenance of the planted areas will be continued thereafter.

programs, and the installation of wildlife crossings—such as gates for reptiles, amphibians and small mammals—to maintain habitat connectivity.

In 2024, Ternium conducted a biodiversity assessment using the IBAT platform, focusing on the geographic locations of its mining, steelmaking and hot rolling operations. The analysis covered a 50-kilometer radius around each site and considered three key aspects: Protected Areas, Key Biodiversity Areas (KBAs) and Threatened Species listed by the IUCN Red List. These findings will help Ternium further focus and adapt its conservation efforts in areas of greater ecological significance.

Protecting the grey dolphin and marine biodiversity
in Brazil
Ternium is actively participating in a marine biodiversity research project in collaboration with the Federal University of Rio de Janeiro and the Boto Cinza Institute. The study focuses on the grey dolphin (Sotalia guianensis), a key species in the local ecosystem. The first phase of the project, completed in 2022, explored the species’ chemical and population ecology. It also generated important data on whale habitats, which helped authorities redefine navigation routes to reduce the risk of collisions with vessels.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	51

The second phase, launched in 2025, aims to deepen scientific knowledge of dolphins and whales in Sepetiba and Ilha Grande Bays, through research on ecology, health and conservation, as well as educational outreach. This includes analyzing the presence of compounds such as pharmaceuticals and UV filters in marine mammals, studying viral agents to better understand potential public health risks, and promoting marine conservation in nearby communities through school-based awareness programs, with the grey dolphin as a flagship species.

Reforestation and biodiversity conservation in mining operations (Mexico)
Ternium’s mining units, Las Encinas and Peña Colorada, continued strengthening their environmental efforts in 2024 through large-scale reforestation and biodiversity protection programs. At Las Encinas, over 19,800 trees were planted in new areas, complemented by more than 78,000 trees for enrichment and replanting purposes, covering 19.4 new hectares and maintaining more than 310 hectares (765 acres) previously reforested. The on-site nursery produced over 92,000 trees, with a production capacity of 200,000, and included 35 native species. Fire prevention and control efforts included the creation of 26,940 meters of firebreaks, covering nearly 116,000 square meters, and the containment of three wildfires in coordination with Comisión Nacional Forestal (CONAFOR). Wildlife conservation was also a key focus, with 125 animals from 37 different species rescued and relocated to safer habitats.

At Peña Colorada, reforestation efforts reached the milestone of 160,000 plants, 13 of which belong to species classified under protection by the NOM-059-SEMARNAT-2010 regulation. In wildfire prevention, 78.5 kilometers of firebreaks were established, and 16 wildfires were successfully controlled in partnership with CONAFOR’s firefighting brigades. Conservation funding included support annual feeding of local wildlife and a utility vehicle to strengthen field operations at UMA Palapo. Additionally, Peña Colorada invested in the rehabilitation of an educational corridor at the local Tortugario, promoting awareness about the ecological importance of marine turtles.
+19,800
TREES PLANTED
IN NEW AREAS AT LAS ENCINAS
MINING UNIT IN MEXICO

+26,900
METERS OF FIREBREAKS
TO HELP CONTAIN
WILDFIRES IN MEXICO

RISKS

Due to the nature of its steelmaking and mining operations, Ternium operates within a framework of increasingly comprehensive local, regional and national environmental regulations. Compliance with these standards requires the timely renewal of permits, as well as the continuous adaptation of processes and procedures. While the company consistently works to meet these requirements, there may be occasions when additional regulatory oversight or administrative processes demand further attention and resources.

52. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Ternium also faces environmental risks related to fluctuating natural conditions, such as water availability. Some of Ternium Mexico’s facilities are located in water-stressed regions, which could lead to operational challenges or increased water costs, particularly in the context of severe droughts. For instance, following the 2022 drought in the Monterrey area, Mexico’s national water authority suspended new freshwater concessions, a measure that remains in effect. While these actions have not significantly impacted operations to date, ongoing regulatory developments and national efforts to improve water sustainability—
such as proposed legislative reforms and the review of existing water concessions—may pose future challenges for industrial water use in the country.

Ternium continues to invest in environmental initiatives and management systems aimed at minimizing impacts and ensuring regulatory compliance. However, the risk of incidents, litigation or regulatory actions that could lead to reputational damage, production interruptions, or financial liabilities remains. For more information related to environmental risks, please refer to Ternium’s latest 20-F filing.

HABITAT CONNECTIVITY IN THE SURROUNDING AREAS	Preserving the environment is essential for Ternium. The company takes into account the native flora and fauna of the operational sites when undertaking new projects.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	53

USIMINAS: ADVANCING ENVIRONMENTAL COMPLIANCE AND COMMUNITY PROGRAMS

In Ipatinga, Usiminas operates a 24/7 Environmental Monitoring Center, to manage atmospheric emissions, air quality and effluents. The system is connected to local authorities and supports real-time data reporting, strengthening compliance and response capacity. As part of its Environmental Compliance Program, the company ensures risk prevention across operations. Both Ipatinga and Cubatão facilities are ISO 14001 certified, with high water recirculation rates of 94.8% and 95.28%, respectively, and a material efficiency rate above 98%.

Usiminas also leads impactful community-based environmental initiatives. Since 2015, the “Usiminas Mobiliza” program has supported rural infrastructure by donating steel aggregates, restoring 5,200 km of roads and benefiting over 1.5 million people in 60 municipalities. In exchange, local governments commit to socio-environmental projects, including the recovery of native springs. In 2024, over 644,000 tons of aggregates were donated, and 790 new springs were registered, bringing the total to 6,820. The company also maintains ongoing fauna and flora protection programs across its operations. For more information, please refer to Usiminas 2024 Sustainability Report.

54. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

KEY FIGURES

INVESTMENTS IN ENVIRONMENTAL PROJECTS $ MILLION

PARTICULATE MATTER EMISSIONS(*) (**) KG/TON CRUDE STEEL

(*) The information presented corresponds to Ternium’s steelmaking sites. For more information, please refer to the Annex 6: ESG Historical Data.

WATER MANAGEMENT AT MEXICAN STEEL FACILITIES MILLION CUBIC METERS – M3/tons of crude steel

CO-PRODUCTS REUSED OR SOLD TO THIRD PARTIES(*) (***) MILLION TONS

(**) Air emission figures for 2023 include specific measurements taken at the sinter plant in Argentina, representing an improvement over previous years when estimates were used due to data limitations.
(***) Co-products and recovered materials, reused or sold to third parties.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	55

ENVIRONMENTAL AND ENERGY POLICY

– – – – – – – – – – – – –
Ternium, an integrated steel company, whose processes range from mining operations to the manufacture of finished steel products, defines in this Policy its commitment to environmental protection and its goal of achieving excellence in environmental and energy performance throughout its operations.

This Policy applies to Ternium and its subsidiaries. It will be actively disseminated to ensure compliance. The company believes that the sustainable development of its operations requires engagement through open dialogue with its employees, suppliers, contractors, customers and communities.

Caring for the environment is a core value, and establishes the following principles:

Environmental protection and energy efficiency is a responsibility of Ternium's personnel, as well as its suppliers and contractors.
Pollution must be prevented at the source, controlling the significant environmental aspects of our operations and minimizing their impacts and risks.
Compliance with the applicable legislation and voluntary agreements in relation to environmental protection and efficient energy consumption.
Promotion of continuous improvement in environmental and energy performance and management systems to achieve the established objectives and targets.
Integration of environmental and energy components into all company management processes.
Planning and executing decarbonization roadmaps with the ambition to achieve carbon neutrality of our products and operations, according to technological feasibility and local market conditions.
Using natural resources efficiently to contribute to circular economy.
Minimizing air emissions at the sites where we operate, optimizing the use of water, and maximizing its reuse.
Protecting biodiversity in areas where we operate and compensate the impacts where and when feasible.
Application of life cycle perspective and risk management in our continuous improvement processes, when feasible.
Promoting renewable energy generation and use, as well as the application of energy-efficient products, technologies and services, and the implementation of projects designed to improve energy and environmental performance, where significant.
Encourage the purchase of sustainable and energy-efficient products, technologies and services.
Promotion of employee training and awareness in relation to environmental protection and responsible energy use.

The company must provide the information, means and resources to enable compliance with this Policy, as well as with the objectives and goals established, thus supporting sustainability throughout operations, considering the context in which it operates.

All management levels are primarily responsible and accountable for environmental protection and energy consumption in their areas.

July 2023

Máximo Vedoya Chief Executive Officer

56. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	57

	GOALS & ACTIONS	2024 KPIs
GOALS

▪To consolidate a strong health and safety-oriented culture within the company and to extend best practices across our value chain.
▪To intensify preventive activities, particularly regarding high-risk activities.
▪To promote awareness and behaviors that enhance physical and mental well-being among all employees.
▪To establish a workplace free from fatalities and severe injuries.

$68
 MILLION INVESTED
 IN HEALTH AND SAFETY
 PROJECTS

2.7
 INJURIES
 FREQUENCY RATE (IFR)

0.69
 LOST TIME INJURIES
 FREQUENCY RATE (LTIFR)
 18% REDUCTION FROM 2020

95%
 OF EMPLOYEES
 AND CONTRACTORS
 OPERATE ON SITES CERTIFIED
 UNDER ISO 45001

 214
 THOUSAND
 OCCUPATIONAL HEALTH
 AND SAFETY INSPECTIONS

ACTIONS
▪Development of a five-year process safety program for integrated risk management.
▪Certification of main facilities under ISO 45001.
▪Implementation of planned and random inspections.
▪Introduction of preventive tools such as “task rejection”.
▪Improvement in employee training and safety awareness.
▪Creation of a High-Risk Task Certification Program with Ternium University.
▪Implementation of regular and recurrent communications on safety topics from management, including events such as Safety Day.
▪Implementation of ergonomics practices at all locations.
▪Development of the Safe Supplier program.
▪Participation in industry-wide health and safety initiatives such as     worldsteel's Safety Day.

Note: Figures do not include Usiminas

58. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

SAFETY AS OUR NUMBER ONE CONCERN

Ternium has devoted significant efforts to create a culture under the idea of “Safety First.” This involves promoting an environment where safety is ingrained in every aspect of operations, from top-level management to hourly employees. By prioritizing safety and making it a core value, we believe we are not only protecting our workforce but also enhancing productivity, morale and overall business performance. Ultimately, a strong safety culture fosters trust, collaboration and a shared commitment to preventing accidents and injuries.

GOVERNANCE

Safety is embedded at every level of the corporate structure. The Board of Directors receives quarterly reports on recent incidents and updates on the Safety Strategy, presented alongside the company’s financial results.

At the management level, Ternium has a Chief Environment, Health, and Safety (EHS) Officer responsible for overseeing these matters and defining the company’s overall corporate health and safety strategy. Local EHS teams, together with the hygiene and medical

OUR STRUCTURE HEALTH AND SAFETY GOVERNANCE

BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

EHS (ENVIRONMENTAL, HEALTH AND SAFETY)

MEETINGS

Monthly

PARTICIPANTS

Chief EHS Officer (CEHSO) and EHS teams

ACTIVITIES

- Review of safety events that occurred during the period
- Analysis of safety trends, main accident and incident causes, and consequences
- Review of the implementation of the safety strategy
- Analysis of industry best practices and process safety conditions

INDUSTRIAL AND BUSINESS PERFORMANCE

MEETINGS

Monthly reviews

PARTICIPANTS

Industrial teams, Regional Presidents, Chief EHS Officer (CEHSO), EHS teams

ACTIVITIES

Review high-severity incidents of the month at each site, their consequences, and corrective plans

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS

At least three times a year

PARTICIPANTS

The composition of the Critical Risks Committee (CRC) is described in detail in the chapter “Corporate Governance” of this Report

ACTIVITIES

- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	59

departments, support these efforts. Safety incidents are reviewed monthly at both the local and corporate levels. Ultimately, the primary responsibility for ensuring occupational safety within each facility lies with the local managers of each production unit.

Ternium’s Occupational Health and Safety Policy serves as the main framework for protecting the well-being of employees, customers, contractors and suppliers across its operations. Rooted in key principles such as injury prevention, regulatory compliance and continuous improvement, the policy emphasizes the shared responsibility of all stakeholders in fostering a safe and healthy work environment. The policy is available online on Ternium’s website and at the end of this chapter.

Safety is a shared responsibility across the organization. In line with this vision—and to recognize the daily commitment and efforts of all personnel—safety will be formally incorporated as a mandatory component of the performance evaluation process, starting with the July 2024 to June 2025 cycle.

To ensure consistency in how safety is evaluated, a guideline was issued outlining expectations structured around three key areas: (1) reducing risk in critical activities, (2) implementing preventive actions with a focus on quality over quantity and (3) monitoring reactive indicators from relevant events to assess whether preventive efforts are effectively targeted. The evaluation criteria are specifically designed to foster a proactive approach centered on prevention and risk mitigation, rather than a reactive response to incidents.

STRATEGY

Health and safety have long been a focal point of Ternium’s sustainability agenda, continuously evolving and undergoing reviews to incorporate industry’s best practices and insights gained from experience.

The key components of this strategy include:
■ Unified safety management system
■ Process safety management
■ Accident investigation and risk management
■ Definition of safety plans across locations
■ Proactive and preventive activities

“Safety is a daily responsibility. We constantly work to align our operations with this value, ensuring that no matter how complex the task is, we always apply a safety-first approach.”

MARINA CHIESA CHIEF ENVIRONMENT, HEALTH AND SAFETY OFFICER

■ Implementation of technology to mitigate risks and facilitate learning
■ Education and training initiatives
■ Engagement of top management and effective             communication
■ Integration of contractors into safety initiatives
■ Occupational health initiatives.

Recently, the company has redirected its efforts to identify and address the root causes of major injuries and high-severity events, shifting away from a previous focus on traditional targets such as the Injury Frequency Rate (IFR) and the Lost Time Injury Frequency Rate (LTIFR).

Unified safety management system

Ternium relies on an integrated Occupational Health and Safety (OH&S) management system in place throughout our industrial operations to ensure the consistent application of policies, methodologies and processes. Periodic audits of processes are conducted to identify new opportunities for enhancing the safety management system and ensuring compliance with local

60. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

regulations. 100% of employees and contractors are covered by the company’s safety management system.

The company’s OH&S management system is certified under the ISO 45001 standard. In December 2024, 89% of employees and contractors were working in ISO 45001 certified facilities, including both upstream and downstream operations.

Process safety management

Process safety is paramount in the steel industry, as it serves to avert major accidents and safeguard the well-
being of employees, the environment and company assets. Our focus on process safety management revolves around identifying, understanding and mitigating risks associated with operations, aiming to minimize incidents such as fires, explosions, exposure to hazardous chemicals and structural collapse.

The process safety management model, referred to as PSM, adheres to global best practices and is structured around three core pillars: technology, facilities and people. Our ultimate objective is to achieve operational excellence through stringent operational discipline and continuous process enhancement.

SIASSO MOBILE ENHANCING SAFETY MANAGEMENT AT TERNIUM

As part of its simplification strategy, Ternium launched SIASSO Mobile, a digital tool that modernizes safety management by allowing employees to monitor and manage safety processes anytime, anywhere. This mobile application enhances flexibility and speed in risk assessments, with real-time alerts and data enabling proactive responses.

Designed for all levels of staff involved in industrial safety—executives, managers, safety teams and maintenance crews—across operations in Argentina, Brazil, Colombia, Guatemala, Mexico and the U.S., SIASSO Mobile supports event reporting, audits, safe-hour tracking and positive approaches directly from a smartphone, improving data quality and decision-making. In addition, Ternium added an EHS menu to its internal chatbot “Ternium Responde”

(available in all locations except the U.S.), offering features such as Simplified Event Reporting, Positive Approach Registration and Coverage, Safe Behavior Observation, Communication Routine and Task Rejection.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	61

The company consistently implements preventive measures and adds to its procedures recommendations from its risk insurers. Looking ahead, we are implementing a five-year strategic plan integrating objectives from the health and safety team with those of the maintenance departments. This plan encompasses projects such as implementing standardized protection barriers across our facilities in all regions. Moreover, we have refined our risk analysis procedures by integrating the Bow Tie methodology and enhancing tools for investigating process safety-related incidents.

In case of an emergency, the company has a corporate procedure for a quick response. The Crisis Management Procedure aims to provide comprehensive guidance for developing, implementing and maintaining effective crisis management strategies to minimize the negative effects and expedite the return to normal business operations. The procedure outlines types of crises, escalation criteria, and the roles and responsibilities of key personnel in managing and responding to crises effectively. Additionally, it emphasizes the importance of proactive measures, compliance with regulatory requirements, and clear and transparent communications to safeguard personnel, assets and the company’s reputation. It also defines the establishment of a Crisis Committee responsible for monitoring and coordinating crisis response efforts.

Accident investigation and risk management

Ternium’s management follows specific protocols when an accident or incident occurs at the company’s workplace, regardless of the severity of the damage or injuries caused by such an event. Data collection and fact analysis are conducted by multidisciplinary teams, with the participation of the director responsible for the involved area. Management uses all available resources that could contribute to the understanding of the event, including the Causal Factor Tree Analysis methodology.

Once the causes have been fully identified and understood, the company implements an action plan structured around a hierarchy of controls. The action plan is presented to the Environmental and Safety Committee and, three months later, a revision is conducted to determine the effectiveness of the proposed action plan in eliminating the cause of the situation or event that compromised safety.

This process is conducted within the SIASSO system, an internally developed OH&S platform, which incorporates a tool that assesses the robustness of the analysis and action plan. The tool prevents the process from concluding if specific parameters relevant to the type of event are not met. In other words, the severity of the event determines the level of analysis rigor required by the tool.

Specific protocols
When an accident or incident occurs at Ternium’s workplace, regardless of the severity of the damage or injuries,
the company’s management uses all available resources
to understand the event’s causes.

62. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Definition of safety plans across all Ternium locations

In 2024, the cross-facility safety plans were redesigned to enhance the effectiveness of company-wide initiatives. A new framework of responsibilities was established, along with a structured roadmap for each plan, resulting in the definition of twelve focused plans to be implemented across Ternium.

To ensure effectiveness, each focus plan has been assigned to one or more directors, who are directly responsible for driving progress. Their responsibilities include conducting diagnostic assessments of current conditions, benchmarking best practices, defining necessary actions and technological upgrades, updating or enhancing employee training in coordination with

LESSONS LEARNED FROM SEVERITY 4 EVENTS TERNIUM’S CROSS-FACILITY SAFETY PLANS

■ ■

As part of our strategy to strengthen the management of Severity 4 events, we are moving forward with a comprehensive roadmap that includes four key stages, each with clearly defined deliverables:

Diagnosis & Scope: Understanding the root causes of Severity 4 events. Deliverable: Initial situation assessment, action plan at Ternium level, implementation guidelines and key indicators.
Documentation: Collecting information with expert support and benchmarking. Deliverable:
■ ■

Level 2 procedures and/or best practices guide and technological definitions.
Training: Reviewing and evaluating current programs. Deliverable: Improvement proposal with Ternium University, identifying best practices.
Monitoring: Defining tools for long-term sustainability. Deliverable: Monitoring tools (e.g., video analytics rules, standardized audit forms), including tech solutions.
A Cross-Ternium Safety Plan Committee will follow up on each plan according to an agreed annual schedule.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	63

Ternium University, and developing monitoring tools to track progress and effectiveness in the long term.

The twelve plans cover key areas such as Safe Cranes; Vehicle and Mobile Equipment Safety; Piping and Structures; Hot Metal Handling; Electrical Risk and Lightning Protection; Annealing; Pickling and Acid Regeneration Plants; Furnace Safety; Emergency Response Planning; Gases, Asphyxiation, and Explosion Prevention; and Fire Prevention.

In addition, the company continues to monitor progress and ensure compliance in other ongoing areas, including the standardization of Personal Protective Equipment (PPE), Radiological Safety and Safe Warehouse Operations.

Preventive activities

Ternium designs preventive activities to identify and mitigate potential hazards before they escalate into incidents or accidents. After reviewing the preventive processes, the company is focusing more on the quality of the tools rather than the quantity of activities and reports. Among Ternium’s preventive measures are the following:

■ Safety and environment hour initiative: Managers conduct
tours through operational areas across the production
facilities. This initiative serves multiple purposes,
including identifying safe behaviors that can be
replicated across different facilities and addressing
unsafe acts or situations through open dialogue with
employees. The agenda of the visit is previously
defined and may include observing and evaluating
factors such as people’s behavior, safety conditions,
presence of accident precursors in the area,
operational discipline, and critical activities. Each
leader is required to complete a set number of visits
per month.

■ On-site revisions: Tailored to the specific needs of each
area to ensure compliance with relevant OH&S policies, procedures, and practices. Last year, over 85,200 health and safety revisions were conducted outside the formal Safety and Environment Hour initiative.
12
ACTIVE SAFETY PLANS
IN PLACE ACROSS FACILITIES,
TARGETING CRITICAL AREAS

85,200
ON-SITE
HEALTH AND SAFETY REVISIONS
WERE CONDUCTED IN 2024

■ Identifying precursors of serious injuries and fatal accidents:
The company has increased its efforts to identify signals of potential severe injuries or fatalities and has already registered several non-controlled repeating precursors. Some of them are protections and barriers, equipment lockouts and mobile equipment conditions.

■ Task Rejection Tool: This tool strengthens people’s
determination not to start or, if started, to suspend a task when they consider that an uncontrolled risk is present. Task Rejection helps prevent injuries resulting from a lack of effective control of previously identified safety risks. The company encourages the use of this tool and has started recognizing workers when their personal analysis of Occupational Health and Safety conditions prevents the occurrence of a high-risk event. In 2024, we recorded approximately 17,500 reports, 27% of which involved potential high risks.

64. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

TECHNOLOGY TO MINIMIZE RISKS	Drones are used for inspections and to reach areas of the plants that are difficult to access, preventing accidents and prioritizing safety.

■ Pre-shift Assessments: The company has identified
behavioral factors, such as distraction, which contribute to certain accidents. This tool consists of assessing the condition of workers before their shifts. Initially, the focus is on workers who perform high-risk activities. The chosen approach is a Readiness Test conducted daily to hourly employees, utilizing normalized responses and artificial intelligence to assess employees’ general state. It measures parameters like impulse control, reaction time, attention and concentration over time. Its purpose is to ensure that workers are mentally prepared and focused, effectively preventing potential incidents. This tool is currently operative in Brazil, in the United States and in several facilities in Argentina, Colombia, Guatemala and Mexico.
Implementation of technology to mitigate risks and facilitate learning

We have implemented advanced technologies to enhance operational performance and minimize human risk exposure, following the principle of “no people on the floor.” For example, at the slabs yard in the new hot rolling mill in Pesquería, Mexico, we control all access points to prevent unauthorized entry and coordinate the movement of cranes and transport carts using a warehouse management system, making them autonomous.

Furthermore, we have embraced cutting-edge technologies to improve risk assessment, incident analysis and staff education in Occupational Health

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	65

and Safety. We have integrated advanced tools like Video Analytics, drones for inspections, remote assistance from the maintenance department, simulations of high-risk scenarios, and virtual reality into our operations.

Automated video analytics continuously monitor our operations, comparing real-time activities against established safety standards. When deviations are detected, alerts are immediately triggered, and the information is uploaded to the SIASSO platform. Starting in December 2024, the company also began using cameras and drones to conduct audits. These tools are especially useful for accessing more locations, covering different shifts, and observing complex tasks—even those where the presence of an auditor could introduce additional risk. The purpose of camera-based audits is not to replace in-person inspections, but to broaden our understanding of how work is performed beyond what is typically seen during routine site visits. In February 2025, an official module was introduced in the SIASSO platform to record the outcomes of these video-based inspections.

Moreover, technology helps us learn from past incidents. Using 3D technology, we simulate and analyze high-risk events to understand their causes and implement preventive measures. We also use virtual reality for training in hazardous tasks and maintenance activities, such as operating mobile equipment like forklifts, locomotives and cranes.

Education and training initiatives

The company is committed to training its employees, customers and suppliers on the appropriate use of the company’s OH&S management systems, as well as raising awareness of the risks involved in task execution.

Ternium University offers a diverse range of training courses on OH&S. In 2024, over 19,100 employees and contractors received an average of 16 hours of training on safety-related issues focused on Ternium’s OH&S programs and preventive measures.

Furthermore, teams from EHS and Ternium University have developed a certification program focused on activities that entail high risks, with the aim of ensuring that only specifically trained personnel perform the required tasks.

WORLDSTEEL RECOGNITION SAFETY INNOVATION THROUGH ROBOTICS IN BRAZIL

In 2024, Ternium received the Safety and Health Excellence Recognition from worldsteel for its robotic automation initiative in Brazil. Since 2018, Ternium Brazil has leveraged robotic technology in its continuous casting process to eliminate human exposure to high-risk tasks.

Robots now perform critical operations such as ladle shroud manipulation, tundish insulation powder application, shroud showering, temperature and hydrogen probing, sampling, and ladle opening via oxygen lancing. Traditionally, each casting machine required two ladle operators, one technician and one coordinator.

With automation, the workforce has been reduced by one operator per machine—significantly improving safety and reducing exposure to hazards like burns, explosions, extreme heat and moving parts. This innovation not only enhances safety but also improves operational efficiency. Ternium continues to invest in robotics and risk prevention as part of its commitment to sustainable, safe steel production.

66. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

The program includes medical checkups, specific courses, on-the-job training, and a final evaluation authorizing employees to perform the tasks. Currently, the certification is mandatory for locomotive, forklift, and crane operators, as well as for maintenance tasks, work-at-heights or confined spaces, electrical risks and logout/tagout procedures. The certification process requires periodic re-certification every 1 to 3 years, depending on the nature of the activity and local regulations.

Additionally, the company has developed documents that define best safety practices for different groups, such as the guidebook for managers. This manual serves as a valuable resource, outlining expected behaviors and effective decision-making processes under various scenarios.
It was created based on insights and experiences shared by a diverse group of over 300 directors and managers from across the organization through virtual and in-person sessions. During these gatherings, participants discussed various topics relevant to leadership, including the 7 best practices, common mental pitfalls, the Bradley curve, along with other developments in the safety field. These best practices have also been extended to supervisors, hourly employees and contractors.

Engagement of top management and effective
communication

Over the years, Ternium has enhanced the visibility of safety issues through its communication platforms.

HOST AT TECHINT GROUP’S CONFERENCE TERNIUM’S COMMITMENT TO OCCUPATIONAL HEALTH

In August of 2024, Ternium hosted the third edition of the Techint Group Occupational Health Conference at the Buenos Aires Convention Center, Argentina. The event gathered professionals from Ternium, Tenaris, Hospital Clínica Nova, Techint E&C, Usiminas, Tenova, and Humanitas to share best practices and explore innovative approaches to occupational health.

The conference fostered knowledge exchange on strategies to improve workplace health and safety. Dra. Elena Azzolini, Director of Hospital Humanitas, presented on vaccination strategies for healthcare workers, drawing from her COVID-19 experience in Italy.

Other topics included occupational disease prevention, addiction and mental health awareness, and cardiovascular risk management. The event reaffirmed Ternium’s commitment to a safer, healthier work environment through continuous learning and collaboration.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	67

The agenda includes videos, articles and events, with the Safety Day at the center of its communication strategy.

Ternium’s Safety Day, held annually in July as a reminder of a severe accident that occurred in the Guerrero facility in Mexico, is the ideal forum to communicate key messages throughout the organization regarding the priority of safety and to align our vision about safety.

During the event, the company organizes meetings and panel discussions on OH&S management to review its safety performance in the preceding year and agree on new actions to continue improving OH&S at each facility. The event is chaired by Ternium’s CEO and the top management of each business unit. In 2024, over

195
CONTRACTOR COMPANIES
HAD THEIR OH&S PROGRAMS AUDITED
FROM JULY 2023 TO JUNE 2024

28
CONTRACTOR COMPANIES
WERE COMMENDED FOR
THEIR IMPROVEMENTS

6,000 people participated in person or in online meetings. In this day, production lines are stopped to signal the company’s commitment to industrial safety.

The company has also introduced Safety Talks, an open-dialogue instance for plant supervisors and their teams to analyze selected OH&S issues each week as determined by senior management. Under this program, in 2024 the company delivered infographics via email to over 3,500 employees, and leaders and EHS teams conducted more than 28,200 short interactive sessions at the beginning of each shift to emphasize workplace health and safety issues globally, locally, or by theme, reaching over 22,500 employees.

Integration of contractors into safety initiatives

Ternium actively promotes the adoption of its Safety Vision and goals among all contractors’ employees. To achieve this, the company has initiated several programs, including meetings with top managers of Ternium contractors and the involvement of their employees in Ternium’s OH&S workshops. Additionally, Ternium has implemented an OH&S improvement plan specifically tailored for contractors. This plan draws on the best practices of contractors, identified through benchmarking their operations at various locations within the company’s facilities.

From July 2023 to June 2024, Ternium conducted audits of the OH&S programs of 195 contractor companies across four countries, 28 of which were commended for the improvements made during the year.

Occupational Health Initiatives

Ternium demonstrates its commitment to providing a healthy workplace through the implementation of a comprehensive occupational health program. We regularly conduct monitoring activities and risk analysis within our health management system to assess and manage the various factors that may impact employees’ health. These factors include chemical, biological, physical, ergonomic and psychological conditions associated with work activities.

Ternium has a Health Surveillance and Medical Control program regarding occupational health exams and medical studies for Ternium’s employees. The objective is to comply with the required occupational

68. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

medical exams according to applicable legislation, monitor the health of employees exposed to specific health risks, ensure employees are fit for their assigned tasks, provide voluntary access to medical exams, and implement preventive campaigns based on statistical data. The company conducts mandatory medical check-ups based on local law requirements and offers annual voluntary medical check-ups aiming to improve employees’ health and identify common diseases and health conditions for statistical analysis.

On a more specific basis, the company has in place an Alcohol and Drugs Program with the aim of maintaining a safe and drug-free workplace environment to ensure optimal safety and well-being levels across its facilities and operations. The company prohibits activities such as possessing, producing, selling, distributing, or consuming alcohol and drugs within Ternium’s premises or during work-related activities. It also mandates that employees refrain from consuming drugs, whether prescribed or not, that could impair their performance, without prior notification to their immediate superior.

To enforce compliance, the company establishes prevention procedures and conducts objective tests to detect the presence of prohibited substances. This obligation extends to suppliers, contractors, subcontractors and visitors, who are expected to adhere to these regulations as per the applicable legal framework. Through these measures, Ternium seeks to

FREQUENCY OF MANDATORY MEDICAL TESTS

• ANNUALLY • EVERY 2 YEARS • EVERY 3 YEARS • ANNUALLY FOR WOMEN OVER 40 • ANNUALLY FOR MEN OVER 45

TEST TYPE	JOB TYPE

	Employees with administrative tasks who do not usually access operational areas	Employees who carry out their activities in operational areas	Employees operating vehicles or cranes or working in confined spaces or at heights
Medical Evaluation	•	•	•
Visual Acuity	•	•	•
Audiometry		•	•
Spirometry		•	•
Electrocardiogram	•	•	•
Blood Tests	•	•	•
Urine Test	•	•	•
Mammogram	•	•	•
Prostate-specific antigen (PSA)	•	•	•
Drug and Alcohol Screening			•
Vestibular Tests			•

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	69

create a secure and healthy work environment conducive to productivity and employee well-being.

RISKS

According to worldsteel’s “Safety and health in
the steel industry - Data report 2025”, the top five causes of fatalities over the period 2020-2024 were fall from height, moving machinery, gassing and asphyxiation, on site road vehicle and falling objects. This seems to be consistent over time. In terms of causes of lost time injuries in the last 5 years (2020-2024), they mention slip, trip and fall, manual tasks tools, moving machinery, fall from height and falling object as the main ones.

In the case of Ternium, the fatalities recorded in the period 2020-2024 were related to explosions, electrical hazards, rail-related incidents (trains and wagons), vehicle and internal traffic collisions within the facilities, and falling objects. The top causes of lost-time injuries during the same period were manual tasks and hand tools, moving machinery, falls from height, same-level falls, and incidents involving cranes and lifting devices.

10 REGLAS QUE SALVAN VIDAS
equipos.
3. Utiliza arnés, línea de vida y acordonamiento al trabajar en altura.
4. Mantén distancia segura de cargas suspendidas.
5. Asegúrate de conocer las Hojas de Seguridad y las medidas de emergencia antes de trabajar con gases y sustancias peligrosas.

COMMUNICATION ROUTINES	Ternium’s managers are involved personally in talks, training activities, workshops and face-to-face meetings on safety, environment, quality and industrial performance topics.

70. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Risk analysis
Risks are assessed considering the severity of injuries, probability of occurrence and frequency of exposure. For unacceptable risks, the activity is halted until additional measures are implemented to reduce the risk to acceptable levels.

The company has set out a framework for hazard identification, risk assessment, and control using the IPER (Hazard Identification and Risk Assessment) Matrix. The process is based on hazard identification using a specific list, considering factors such as work organization, routine and non-routine activities, past and potential incidents, and human and environmental conditions. Once hazards are identified, existing control measures are documented and additional actions are planned according to a hierarchy that includes elimination, substitution, engineering controls, signage/administrative controls and personal protective elements.

Risk is assessed considering the severity of injuries, probability of occurrence and frequency of exposure, and is determined to be acceptable or unacceptable. For unacceptable risks, the activity is halted until additional measures are implemented to reduce the risk to acceptable levels.

Hazard and risk matrices are periodically reviewed under circumstances such as changes in processes, work methods, acquisition of new equipment, projects, audit results, real emergencies, legislative changes, and modifications in the organization’s occupational health and safety management system, among others. To ensure that employees have access to the results of their risk analyses and to promote the use of this information through various tools, the IPER matrices are being digitalized within the SIASSO platform. This has made it easier to audit critical activities—those considered high-risk based on severity and likelihood of occurrence—as well as to implement improvement actions and review related documentation.

SAFETY PERFORMANCE: ACCIDENTS AND INCIDENTS

In 2024, Ternium recorded an Injury Frequency Rate (IFR) of 2.70 injuries per million hours worked and a Lost Time Injuries Frequency Rate (LTIFR) of 0.69 lost time injuries per million hours worked. The injury frequency rate was a setback from the performance of the previous year, but still below worldsteel averages of 3.54 IFR and 0.70 LTIFR for the year 2024.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	71

The year 2024 was marked by two fatal accidents involving a contractor and a direct employee in Argentina. The first accident occurred in the Blast Furnace area during maintenance work, while the second took place in the rail yard as a result of interaction with a moving train.

As a result of the first accident, the company reviewed the Global Risk Consultants (GRC) recommendations and prioritized them based on their potential impact on people. Personal protective equipment was standardized, and the response strategy of medical teams in the presence of flammable substances was reinforced.

Following the second accident, we decided to incorporate new mechanisms to detect risks in areas where human inspections were more limited and extended the use of cameras. Additionally, we conducted a review with Ternium University to identify ways to enhance employee awareness of the hazards present in their daily tasks.

While the steel industry inherently involves various safety risks due to the nature of the activity, we remain committed to enhancing safety and accident prevention, and we will continue implementing actions to ensure a safe working environment for everyone involved in our operations.

USIMINAS’ COMMITMENT TO WORKPLACE SAFETY AND WELL-BEING

At Usiminas, the goal is Zero Accidents, a commitment pursued through initiatives that engage all hierarchical levels and encompass both direct employees and contractors. The company is dedicated to promoting workplace safety and employee health by implementing tools that foster a strong safety culture. This is an ongoing objective with no fixed deadline, ensuring continuous improvement in safety standards.

The Usiminas Health and Safety Policy acknowledges life and well-being as universal rights. Prioritizing these values, the company has implemented a comprehensive
Occupational Health and Safety Management System designed to provide a safe and healthy work environment for all employees and contractors.

Supporting this framework, the Integrated Management Policy, Golden Rules, Code of Ethics and Conduct, and
internal regulations establish clear guidelines for safely carrying out workplace activities while prioritizing employee health and well-being. 100% of employees and contractors are covered by the company’s safety management system.

In addition to workplace safety, employee health is a top priority. Usiminas provides its workforce with access to the Usisaúde health plan, covering medical and dental consultations, along with care at Occupational Health Unit facilities.

Furthermore, the São Francisco Xavier Foundation, a philanthropic entity established by Usiminas in 1969, plays a significant role in advancing healthcare and well-being. With approximately 6,200 employees, the foundation is recognized for its excellence and commitment to social development in the communities where it operates.

To further enhance health promotion, Usiminas has introduced the +ATITUDE Health Promotion Program. This initiative leverages an online platform with gamification to encourage preventive healthcare and holistic family well-being, focusing on primary care and disease prevention.

72. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

KEY FIGURES

INVESTMENT IN HEALTH AND SAFETY $ MILLION

INJURIES FREQUENCY RATE (IFR) # PER MILLION HOURS WORKED

MAJOR INJURIES AND HIGH POTENTIAL EVENTS FREQUENCY RATE # PER MILLION HOURS WORKED

LOST TIME INJURIES FREQUENCY RATE (LTIFR) # DAY-LOSS PER MILLION HOURS WORKED

All figures present consolidated metrics for both direct employees and contractors.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	73

OCCUPATIONAL HEALTH AND SAFETY POLICY

– – – – – – – – – – – – – –	Ternium, an integrated steel company, along with its subsidiaries is committed to the occupational safety and health of its personnel, customers, contractors, and suppliers. The company’s occupational health and safety policy is the baseline for sustainable development across all its operations.

Policy adherence, dissemination, and compliance apply and are to be promoted throughout Ternium and its subsidiaries.

Looking out for the occupational health and safety of every person who works for the company or is inside its facilities is an essential value.

To that end, we promote our commitment through the following principles:
All work-related injuries and illnesses can and should be prevented.
Compliance with all applicable legal and other regulations to which Ternium voluntarily agrees.
Continuous improvement of all processes related to staff’s health and safety.
Occupational health and safety must be integrated into all company processes.
No emergency situation, production process or results justify putting people’s occupational health or safety at risk.
Commitment from and training of the entire staff is essential.
Working safely is an employment condition.
Every person is responsible for looking after his/her own safety and the safety of others.

In each company, everyone is responsible for occupational health and safety:
The company provides the means and resources for activities to be carried out safely so as to preserve everyone’s physical integrity and occupational health.
Managers are in charge of the occupational health and safety of everyone who works for them or is in their area.
All other workers must comply with regulations and instructions, and work with their managers to detect, control, and resolve any dangerous situations.
Contractor companies and their staff must comply with the Safety Regulations in force at the facilities where they provide services.
People who enter the facility must comply with the applicable Safety Regulations.
Health and safety staff must take preventive measures through support, advising and auditing.

At Ternium and its subsidiaries, these principles are shared throughout the entire value chain and in all the communities where it operates in order to promote people’s healthcare and safety.
March 2018

Máximo Vedoya Chief Executive Officer

74. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

HUMAN RESOURCES MANAGEMENT

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	75

	GOALS & ACTIONS	2024 KPIs
GOALS

▪To cultivate an inclusive and engaging working environment that attracts and retains the necessary talent for the long-term sustainability of the company.
▪To promote a culture of industrial and technological excellence.
▪To foster innovation.
▪To ensure equal opportunity and treatment for all employees.
▪To increase diversity in Ternium’s management positions and Board of Directors.
28 NATIONALITIES REPRESENTED WITHIN OUR PERSONNEL

42 HOURS OF TRAINING PER EMPLOYEE (95 hours including on the job training)

ACTIONS
▪Utilization of technology and data to simplify human resources processes, predict people’s needs and develop HR programs.
▪Establishment of corporate mechanisms to ensure that the selection of personnel is based on their individual knowledge and skills.
▪Enhancement of employees’ skills through training programs at all levels of the company.
▪Development of a collaborative working culture that transcends geography.
▪Endorsement of the United Nations Women’s Empowerment Principles (WEPs).
▪Implementation of a medium-term plan to increase female participation in management positions.
▪Consolidation of corporate programs like the Lean In Together initiative and Maternity Mentoring to promote fair and equitable treatment.

$11 MILLION INVESTED IN TRAINING ACTIVITIES

38% WOMEN OCCUPYING POSITIONS AT THE BOARD OF DIRECTORS (Current Board Composition)

45% FEMALE SALARIED EMPLOYEES UNDER 30 YEARS OLD

Note: Figures do not include Usiminas

76. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

DEVELOPING THE TALENT OF OUR PEOPLE

Ternium has become a leading flat steel producer in Latin America by virtue of its main asset: a team of committed, innovative, industrious, diverse and highly qualified individuals. We rely on the talent and determination of our people to shape our company in the years to come.

GOVERNANCE

People’s management is structured at both local and corporate levels. The local Human Resources teams oversee general working conditions, such as working hours, leave policies, payroll processing and union relations, which are closely tied to labor regulations. These matters are presented to Regional Presidents and Industrial Directors as necessary.

Compensation policies and procedures, including employee benefits and mobility schemes, are established at the corporate level. Annually, they undergo review in a dedicated meeting attended by the Global Compensation & HR Shared Service Senior Director and team, alongside the Chief Human Resources Officer and the CEO.

OUR STRUCTURE HUMAN RESOURCES GOVERNANCE

BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

HUMAN RESOURCES

MEETINGS

At least once a year

PARTICIPANTS

Chief Human Resources Officer (CHRO), Regional Presidents and Human Resources Regional teams

ACTIVITIES

- Evaluate working conditions
- Employee relations and conflict resolution
- Implementation of HR technology and systems
- Compliance and legal updates

COMPENSATION

MEETINGS

At least once a year

PARTICIPANTS

Chief Human Resources Officer (CHRO), Global Compensation & Human Resources Shared Service Sr. Director and team

ACTIVITIES

- Compensation policy review
- Salary structure review
- Benefits review
- Annual performance evaluation and compensation

DIVERSITY AND INCLUSION

MEETINGS

At least once a year

PARTICIPANTS

Chief Human Resources Officer (CHRO), Vicepresident Global Talent Management and team

ACTIVITIES

Discussion of:

- DEI initiatives
- Diversity metrics and reporting
- Training programs and education
- Recruitment and hiring practices
- Workplace policies and practices
- Strategies to foster employee feedback and engagement

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS

At least three times a year

PARTICIPANTS

The composition of the Critical Risks Committee (CRC) is described in detail in the chapter “Corporate Governance” of this Report

ACTIVITIES

- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	77

Furthermore, as part of the annual performance review process, career committees convene within each division to analyze performance and succession planning. This process is scaled up until a uniform curve and a general plan is developed for the entire company.

Topics related to work-life balance, diversity and inclusion, employee training, as well as talent attraction and retention, fall under the oversight of the Vice President of Global Talent Management. Subsequently, proposals are presented to the Chief Human Resources Officer and the CEO for approval.

The company has different policies and procedures that regulate life at Ternium. Some of them are the following:

■ Human Rights Policy: It underscores the company’s
dedication to upholding ethical standards and respecting fundamental human rights across its operations. Aligned with international frameworks like the Universal Declaration of Human Rights and the UN Global Compact, Ternium pledges to uphold principles such as freedom, dignity and the prohibition of child labor and discrimination. The policy emphasizes safe working conditions, employee development and cultural respect. It applies to Ternium, its subsidiaries, and all associated parties, with a commitment to fostering a compliant supply chain. Non-compliance is not tolerated, and mechanisms like the Transparent Line are in place for reporting and addressing violations.

■ Code of Conduct: It emphasizes the importance of
compliance with applicable laws, internal regulations, and policies, and requires all employees, regardless of their position, to abide by these standards, promoting a workplace environment characterized by honesty, loyalty and transparency. The code prohibits discrimination, harassment, coercion or bullying in any form, including sexual, physical, psychological, or otherwise. It supports the elimination of all forms of illegal, forced or compulsory labor, slavery or servitude, particularly child labor, not only within Ternium, but also among its suppliers, contractors, and associated persons. Additionally, the code respects the rights of employees to establish or join trade unions and engage in collective bargaining, and ensures compliance with occupational health and safety regulations.

It promotes health and safe working conditions and encourages employees at all levels to maintain a respectful environment, fostering cooperation and addressing personal differences constructively. The Code of Conduct was updated and subsequently published in 2024. To date, 99% of white-collar employees have reaffirmed the new version.

“In the coming years, our key challenge for Human Resources will be sustaining employee engagement and productivity, strengthening people’s development, and fostering a deep transformation in digital mindset throughout the organization, without losing sight of the essence and values that define our industrial culture.”

RODRIGO PIÑA CHIEF HUMAN RESOURCES OFFICER

78. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

NEW COMPETENCY MODEL EMBRACING THE VALUES OF OUR ORGANIZATIONAL CULTURE

From the recruitment process to development stages and training programs, the company aims to foster the development of key competencies among its employees. These are:

Attitude of service: deep understanding of internal and external customer needs, and the commitment necessary to add value.
Get Things Done: understanding and executing business processes effectively. This aims to improve processes, products and services using best practices, new technologies and innovation.
Collaboration: collaborating with others to achieve goals.
Professionalism: demonstrating strong skills and knowledge, always looking for continuous learning opportunities.
Leadership: ability to mobilize people in a specific direction by conveying a clear vision,
■ communicating effectively and motivating others. Diversity & Inclusion: creating an inclusive environment that values people from different backgrounds, with diverse identities and perspectives.
■ ■ ■ ■ ■

■ Diversity and Harassment-Free Work Environment Policy:
It establishes a commitment to creating an inclusive workplace that respects and values individual differences across genders, nationalities, cultures and backgrounds. It prohibits all forms of harassment and discrimination and emphasizes the responsibility of every employee in promoting a respectful workplace environment. It also establishes the mechanisms for reporting incidents and conducting appropriate investigations and remedial actions led by the Audit and Human Resources departments.

STRATEGY AND PERFORMANCE 2024

The Human Resources development and retention strategy is structured at both local and corporate levels. While certain general guidelines are established globally, the scope and implementation of programs depend on the structure and resources available in each country.

The company’s key action areas are:
■ The use of technology to improve processes, increase safety and enhance user experience.
■ Review of working conditions and employee benefits.
■ Development of training options to improve employees’ skills.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	79

DIGITAL TRANSFORMATION	We are expanding the use of digital tools to streamline processes and empower our people to enhance their performance.

■ Initiatives to create a work environment of equal treatment, diversity and inclusion.
■ Performance management.
■ Continuous communication.

The use of technology to improve processes, increase safety and enhance user experience

In recent years, the company has been enhancing its Human Resources processes by implementing technology across various stages.

We have integrated Ternium’s chatbot into all available devices—including personal computers and mobile phones—enabling employees to perform a wide range of tasks, from simple inquiries to transactions such as requesting time off. Currently, 98% of Ternium’s active workforce uses the chatbot, with each user making an average of 6.7 requests per month—setting a new record.

Notably, 40% of these interactions occur outside regular working hours, significantly improving the user experience, while also freeing up operational time for HR teams that would otherwise be spent on routine personnel management tasks. The Net Promoter Score is 75, reflecting a high level of user satisfaction. The company is now expanding the chatbot’s capabilities to include queries related to other employee-related areas such as health and safety, industrial operations, and help desk services.

80. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

In the UX Supervisor Tool—which oversees all functions related to work teams, such as shift scheduling, replacements, break and vacation management, mandatory training (including safety), and the tracking of completed or pending medical check-ups—we have recently added two new features: tracking of on-the-job trainings and alerts for excessive time in position, which has been identified as a precursor to incidents and accidents.

We have also continued to advance in People Analytics to generate valuable insights from human resources data. By leveraging advanced analytics techniques and technology, we analyze information on employee performance, engagement and development to support data-driven decision-making and optimize human resources strategies. This includes identifying productivity drivers, addressing skill gaps and forecasting future workforce needs. Our ultimate goal is to maximize the potential of human capital and drive greater success and growth through intelligent workforce management.

Improving working conditions for a better life

Ternium ensures compliance with all labor legal requirements in the countries where it operates. This includes issues such as the number of hours worked, paid vacations, and compensations above legally established levels. Other rights, such as freedom of association, are recognized and respected by the company, with 71% of employees covered by some form of collective bargaining agreement.

Additionally, the company establishes a series of benefits to support the development of its employees in their personal lives depending on the resources availability of each local business unit:

FAMILY DAY AT TERNIUM	Families in Argentina, Brazil, Colombia and Mexico joined a fun and educational Family Day to close Safety & Environment Week. Activities helped raise awareness of our company’s core values.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	81

■ Discounts at top-tier universities: The company believes
that continuous improvement is built on education. In addition to internally developed programs, the company has established strategic partnerships with various universities in the countries where it operates to offer its employees financial benefits for undergraduate and graduate courses.

■ Access to healthcare systems: The company strives to
protect the health of its employees and their families. In this regard, workers have access to private healthcare systems such as APSOT in Argentina, the Hospital Clínica Nova in Mexico, and sickness insurance coverage depending on the healthcare structure in each country of operation.

■ Work flexibility: The company implemented a flexible
working program that includes a hybrid work scheme of four days at the office and one day from home for salaried employees, and two days at the office and three days from home for new parents during the first year after birth. There is also the possibility to adjust entry and exit times within a three-hour window. To support this flexible working scheme, we have made improvements to our facilities and created open, collaborative spaces. Meeting rooms have been enhanced with advanced audiovisual tools and certain physical barriers, including some offices, have been removed to facilitate team collaboration and a fluid workflow.

■ Access to recreational activities: The company organizes
cultural and recreational activities in the various regions where it operates and provides benefits to access clubs, gyms and institutions, offering a wide range of activities. For more information on this topic, please refer to the Community chapter.

■ Discounts for purchasing goods: Depending on the type
of market served and the established commercial relationships in each country, the company has built a network of suppliers and customers offering various goods at more favorable conditions than the market, including appliances, automobiles and energy installations, such as solar panels.
Ternium University (TU):
A key training tool
TU has expanded its offerings, from incorporating strategic alliances with digital training centers in 2024 to continually enhancing tailored courses based on role and seniority.

Development of training opportunities to enhance employee skills

As part of Ternium’s 2024 strategy to strengthen employee training, we significantly expanded the range of content available to salaried staff and management through the Ternium University (TU) platform. The expansion was facilitated by a strategic alliance with LinkedIn Learning, which has been well received—1,779 employees currently maintain active licenses. As a result of these efforts, 19,540 employees have interacted with the TU platform at least once, and more than 15,211 log in each month.

The most popular topics among users include artificial intelligence, business intelligence tools and business English. These trends align with the learning paths curated by the Ternium University team to support the development of Ternium’s six core competencies: Get Things Done, Leadership, Collaboration, Attitude of Service, Professionalism, and Diversity & Inclusion. Employees are encouraged to select courses based on their professional interests and to complete them at their own pace.

82. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Ternium also values in-person learning for its ability to foster exchange and networking. To that end, the company has developed a range of training programs in collaboration with recognized vendors and regional universities across the countries where it operates, tailored to the specific needs of industrial roles. Notable programs include:

■ Safety Awareness Workshop: Targeting all supervisors and
operators, this program reinforces awareness and safe behavior at work. It aims to empower employees to take responsibility for their own safety and that of their colleagues, contributing to a safer workplace. Over 440 people participated in 2024.

■ Supervisor and Shift Leader Development Program (PDLP):
Designed to support current and future supervisors as they transition into leadership roles, this program promotes the adoption of Ternium’s industrial excellence model, encourages a safety and environmental care culture, and strengthens technical knowledge relevant to the processes they oversee. In 2024, a total of 904 shift leaders from across Ternium participated in this training program.

■ Diploma in Engineering and Maintenance Management:
Aimed at employees and managers in the maintenance area, this 14-month program—developed in partnership with UDEM University in Monterrey, Mexico—provides modern concepts and techniques for implementing best practices. In 2024, 41 participants graduated.

■ Diploma in Project Management: Based on international
standards from the Project Management Institute (PMI), this 8-month program is intended for employees and managers in engineering and operations. Developed in partnership with ITBA in Buenos Aires, Argentina, 44 participants graduated in 2024.

■ Certification Program in Human Factors and Organizational Safety: This 60-hour program is aimed at managerial staff in EHS, operations, maintenance, and engineering. It promotes a systemic approach to safety events, focusing on organizational culture and human factors as root causes. Developed by the University of San Andrés and ICSI, the program held two sessions in 2024, with a total of 53 graduates.

Tailored growth paths
Ternium offers customized training for all levels
–from trainees to executives–with global programs and certifications in partnership with IE, IPADE and Wharton.

Ternium sponsors candidates to access international master’s programs at leading universities, which offer advanced academic degrees specializing in the steel industry. For instance, in 2024, one manager began a Master’s in Metallurgy at the University of Sheffield in the UK, while another completed their studies. These master’s programs require full-time dedication and come with leave and financial support from the company.

Regarding professional development, Ternium has designed specific training paths based on employee categories:

■ Global Trainee (GT) and Global Professional (GP): These
programs are designed for new hires and support their growth during their first four years at Ternium. The programs offer personalized training—both online and in person—as well as networking opportunities. Participants rotate through different departments to gain experience in targeted fields. Networking

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	83

ie UNIVERSITY
LIFELONG LEARNING
HIGH IMPACT LEADERSHIP PROGRAM
ie UNIVERSITY
LIFELONG LEARNING
HIGH IMPACT

HIGH-IMPACT LEADERSHIP PROGRAM	Three months of executive training in partnership with IE Business School (Spain), culminating in international certification.

activities include site visits across regions, group interviews with regional presidents and executives, and international assignments.

■ Managers: Ternium’s management skills programs aim to
strengthen its competency model, with content tailored to each career level and responsibility:
■ High-Impact Leadership Program (HILP): A three-month program developed jointly with IE Business School in Spain, offering international certification.
■ Leadership Excellence Program (LEP): Co-designed with IPADE Business School, in Mexico, this program prepares leaders to face the challenges of a global and diverse environment. It supports continuous professional development in alignment with the company’s goals. In 2024, 50 managers graduated.
■ Senior Directors and Executives: The Global Leaders
Executive Program is designed for high-level managers and conducted in partnership with the Wharton School at the University of Pennsylvania. It addresses current business challenges and trends while delivering practical knowledge and skills relevant to the steel industry. Over 100 senior managers, including board members, have participated in the program.

Beyond formal education, Ternium promotes international exchange programs to spread best practices across its global operations. These initiatives also offer participants valuable exposure to new cultures and diverse professional experiences. To support these efforts, the company has expanded its training programs to include topics such as effective communication and intercultural leadership.

84. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

7th
GENERATION OF LEAN IN CIRCLES
TO ADDRESS TOPICS RELATED TO DIVERSITY AND INCLUSION IN A SAFE AND OPEN SPACE

1,000
PEOPLE HAVE PARTICIPATED
IN THE PROGRAM SINCE ITS BEGINNING,
INCLUDING 55 DIRECTORS

Equal treatment in a diverse and inclusive environment

Over time, Ternium’s workforce has become increasingly diverse. Our employees represent 28 different nationalities, with Mexican, Argentine, Brazilian and Colombian citizens constituting the largest portion of the company’s team.

Ternium is dedicated to being an equal opportunity employer, striving to create a working environment that recognizes and nurtures talent from diverse backgrounds, encompassing different genders, nationalities, generations, cultures, religions and experiences.

Among the actions implemented to ensure equal treatment and foster inclusion and diversity, there are:

■ Bias-free selection: Ternium aims at creating a
transparent and merit-based system that allows all employees to have equal access to career advancement opportunities within the organization. During the recruitment process we use specialized software to ensure a fair assessment of candidates based solely on their cognitive and technical knowledge. Furthermore, for internal vacancies, we have an Opportunities Committee system. The vacancies are promoted through e-mail and people are given a timeframe to apply. After gathering information and conducting a process of interviews, a committee of members from various departments, supported by the HR Talent sector, convenes to make a final decision.

■ Equal treatment conditions: The company has adapted its
policies and procedures to ensure equal treatment. As an example, the company grants extended maternity and paternity leave in countries where maternity leave is less than 120 days and paternity leave is less than 30 days. Additionally, we have a flexibility program where 3 days are worked from home and 2 days in the office from the return of the mother or primary caregiver until the child is one year old. These benefits apply to all, regardless of sexual orientation.

Specific training activities: Ternium developed the Lean
In Together initiative. This project aims to raise awareness and foster discussions about important topics related to inclusion and diversity, including unconscious biases, sexual diversity, gender identity, and the

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	85

relevance of intercultural and inclusive leadership. The Lean In Together circles provide a safe and open space for participants from diverse regions, genders, professional backgrounds and expertise to freely express themselves and engage in thoughtful dialogues on these matters. In 2024, the seventh generation of Lean In circles was launched, with 290 participants that completed the program, including 10 company directors and expanding to all Ternium locations. Additionally, specific discussions on gender equality and generational interaction were reinforced, involving participants from previous stages of the program. Since the beginning of the program, 1,000 employees have completed it, including 55 directors (1,490 participated in at least one event).

■ New ways to include people with special abilities:
Ternium’s Labor Integration Program in Argentina began in 1997 with the employment of a group of graduates from Vocational Training Centers in nearby communities, and it continues to this day. In Brazil, the company also operates a labor inclusion program for people with disabilities and organizes annual events and communications to search for candidates interested in working for the company. In 2024, there were 10 people with special needs from Argentina and 135 from Brazil in positions such as administrative staff, internal communications analysts and gardeners. These employees have different types of disabilities, such as motor disabilities, hearing impairments, visual impairments, intellectual disabilities and mixed disabilities.

BEST PLACES TO WORK FOR LGBTQ+
Ternium was named one of the best places to work for the LGBTQ+ community in Mexico by the Human Rights Campaign (HRC) for the fifth time. In 2024, the company achieved triple certification: in Mexico, Brazil and Argentina.

86. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

A WORKPLACE FOR EVERYONE INCREASING WOMEN’S PARTICIPATION

■
In 2021, Ternium embraced the United Nations Women’s Empowerment Principles (WEPs), reinforcing its commitment to gender equality. Since then, the company has been actively working to increase female participation in leadership roles and in the industry overall. To achieve this, Ternium focuses on: recruiting more young female professionals, supporting women during maternity to help them balance personal and professional goals, and boosting female representation at the board level. As a result, the company has seen a 42% increase in the number of women in managerial positions since 2021.

Key initiatives to support women throughout their careers include:
Continued employment after maternity: The Maternity Mentoring Program helps reduce turnover among female employees after maternity leave by providing guidance and support during the transition. This program is currently available in Mexico,
■ ■ ■
Argentina, Brazil and Guatemala.
Creating a motherhood-friendly workplace: Ternium has installed lactation rooms at its main facilities and is working on making its facilities more inclusive.
Financial support: The company offers a daycare assistance benefit, which is currently available in Argentina and Mexico.
Board representation: Women now make up 38% of Ternium’s Board of Directors, reflecting the company’s commitment to increasing female representation and showcasing leadership at the highest level.

Ternium’s efforts to recruit and retain more women in engineering are also reflected in the growing number of women working in operations. The number of female operators has increased by 45% from 2023.

Aligned with the WEPs, Ternium is also committed to advancing women’s empowerment across the steel industry value chain and in the communities around its operations.

WHITE COLLAR COMPOSITION 2024 - BY AGE AND GENDER WOMEN'S PARTICIPATION

EVOLUTION OF WOMEN PARTICIPATION SALARIED UNDER 30

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	87

■ Regional programs: In Brazil, Ternium has implemented a
mentorship program for university students, with a focus on promoting equitable access to the job market. This edition prioritized support for Afro-descendant students—particularly those pursuing engineering degrees—through mentorship provided by Ternium professionals. This initiative complements other mentorship programs we offer to students from diverse backgrounds. Of the 20 participants across the program’s two editions, 18 went on to join Ternium or other companies as trainees. Additionally, the program achieved 50% female participation, helping to boost representation in a sector where women have been historically underrepresented.

Ternium’s commitment to diversity and inclusion has been recognized by the Human Rights Campaign Foundation (HRC), which named Ternium as one of the best places to work for the LGBTQ+ community in Mexico for the fifth time in 2024. This certification evaluates the company’s commitment to equality, taking into account its actions, policies and procedures concerning equity, gender identity, sexual orientation and inclusion. In 2024, the company also received the recognition of HRC Argentina and HRC Brazil.

Positive work environments

At Ternium, fostering positive work environments is a strategic priority and a key part of our commitment to inclusion, equity and respect across all countries and organizational levels. We believe that a healthy workplace is built on recognizing and valuing differences, as well as actively preventing harassment and discrimination.

To support this, we promote initiatives that provide tools to identify inappropriate behavior, properly assess each situation, and respond responsibly. In addition, we have established clear and confidential channels for reporting any incidents that compromise integrity and respect in the workplace.

This approach strengthens our organizational culture, aligning with the values that guide our management practices and labor relations.
The Mentorship Program
in Brazil
Supports equitable access
to the job market for
university students from
diverse backgrounds.

Performance management

Every year, Ternium employees must establish a work plan in collaboration with their leaders and respective departments. These objectives are divided into two types: area objectives, which involve specific contributions, and personal objectives, focused on improving individual development and leadership or technical skills.

Starting in July 2024, two additional types of objectives were introduced: mandatory EHS (Environment, Health, and Safety) objectives, and optional but recommended diversity and inclusion objectives. The application of EHS objectives applies to all employees and managers in industrial areas and roles related to the plant floor, accounting for 30% of the overall evaluation. Diversity objectives have a broader scope, being recommended for all employees, regardless of their activity.

88. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

CONTINUOUS COMMUNICATION	In 2024, Ternium’s CEO hosted four Live Talks with Q&A sessions, engaging an average of over 3,400 employees each time.

Once the year concludes, Ternium conducts a formal assessment to evaluate the performance of salaried employees and managers. The results of this assessment impact several areas, including career development, compensation, identification of training needs, and the setting of measurable objectives for the next period.
The performance assessment process includes a self-evaluation and an evaluation by the employee’s leader. It is integrated into the company’s HR IT system to track progress over time and follows a comprehensive 360-degree approach, incorporating client feedback. This structure ensures transparency and fairness in the evaluation process throughout the year.

The evaluation is reviewed by various committees up to the corporate level, and the results are shared in dedicated feedback meetings to communicate outcomes and identify areas for improvement.

Continuous communication

Ternium regularly organizes interactive engagement events to outline its strategy and gather employee feedback. CEO live talks, online town hall meetings, and Safe Hour meetings at the company’s facilities are some mechanisms used to connect with employees.

Moreover, Ternium conducts confidential surveys to gather feedback on the working experience and perception of the company’s management, leadership and culture. These surveys monitor employee satisfaction and provide insights for continuous improvement. The latest survey was conducted

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	89

in February 2024, with results and follow-up action plans expected to be developed throughout the year.

RISKS

Some of the risks associated with human resources management, as well as Ternium’s approach to each topic, are detailed below:

■ Talent attraction, retention and engagement: It is key to
build a robust talent pipeline, an appealing employment proposition and develop growth opportunities to sustain and inspire our workforce. To tackle this challenge, Ternium implements comprehensive talent attraction strategies, including university outreach and assessments nationwide (in Argentina), participation in job fairs and public events (in Mexico) and engagement with universities across the countries where it has operations. Furthermore, in terms of retention, the company strives to provide competitive economic conditions, foster work-life balance and encourage continuous employee development to ensure adequate retention levels.

■ Conduct and culture: A hostile work environment
characterized by bullying, harassment, unsafe practices, or fraudulent behavior, all of which are incongruent with our corporate values, can severely tarnish the company’s reputation and lead to costly legal consequences. Ternium addresses such issues by implementing specific procedures to detect, investigate and appropriately sanction behaviors that violate the company’s Code of Conduct.

■ Succession and key personnel risk: Inadequate succession
planning and the risk of key talent loss can leave the company overly reliant on specific individuals, potentially resulting in significant disruptions if these individuals are unable to fulfill their roles. As part of its performance management process and annual evaluations, Ternium conducts a thorough analysis of succession plans.

■ Obsolete skills: Discrepancies in workforce skill sets,
arising from rapid digitization and automation, may hinder the achievement of business objectives. To remain at the forefront, Ternium offers numerous training programs, both internally and externally, overseen by Ternium University and the Talent Management team.

USIMINAS’S PEOPLE MANAGEMENT

Through its Integrated Management Policy, Usiminas promotes both personal and professional development, prioritizes employee well-being, and supports the social and environmental progress of the communities where it operates.

As of 2024, Usiminas had 12,422 employees, with women representing 9% of its workforce. The company offers a complementary pension plan to enhance long-term financial security and actively fosters an inclusive workplace through its Diversity and Inclusion Program, which focuses on gender equality, disability inclusion, racial and ethnic diversity, intergenerational integration, and LGBTQI+ representation. For more information, please refer to Usiminas 2024 Sustainability Report.

90. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

KEY FIGURES

HEADCOUNT # OF EMPLOYEES

DISTRIBUTION BY NATIONALITY % OF EMPLOYEES

DISTRIBUTION BY AGE %

NATIONALITY OF TERNIUM'S MANAGERS %

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	91

DISTRIBUTION BY GENDER %

PERFORMANCE AND CAREER DEVELOPMENT REVIEW % SALARIED AND MANAGEMENT EMPLOYEES

92. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

HUMAN RIGHTS POLICY
Ternium is committed to conducting its operations in an ethical and transparent manner that is consistent with human rights principles, fostering and promoting respect for fundamental rights and the dignity of people.

Ternium is committed to acting in accordance with the Universal Declaration of Human Rights, the principles established in the Declaration of Fundamental Principles and Rights at Work of the International Labor Organization and the United Nations Global Compact, as well as all applicable human rights laws, rules and regulations in the jurisdictions where it carries out its activities.

Without limitation, Ternium adheres to the following principles:
– Respect for freedom and human dignity.
– Prohibition of child labor, forced or compulsory labor, slavery and servitude.
– Prohibition of cruel, inhuman or degrading treatment or punishment.
– Promotion of safe and healthy working conditions, in accordance with our Occupational Health and Safety Policy.
– Respect for labor rights established in local laws, including freedom of association and collective bargaining.
– Promotion of diversity and prohibition of all types of discrimination or harassment, based on race, gender, sexual orientation, religion, nationality or ethnic origin, age, political beliefs, physical characteristics or other conditions or causes identified and prohibited in our Privacy Policy, Diversity and Harassment-Free Work Environment and in applicable legal standards and international conventions.
– Promoting the development of the company’s employees, offering training and education opportunities.

In the event that the national legislation and regulations applicable to Ternium’s different operations differ from the principles and commitments contemplated in this Policy, Ternium will consider the applicable provisions that are more strict and rigorous.

Ternium values and respects the cultures and traditions of the communities in which it operates and actively works to consider the health, safety, environment, human rights and economic well-being of these communities in all of its operations.

Ternium recognizes that understanding and commitment to human rights are fundamental to corporate culture. For this reason, this Policy must be properly disseminated internally and be available for consultation on the company’s official communication channels. Ternium is committed to collaborating so that its employees understand and act in accordance with the principles and values of this Policy, and encourages them to request advice from the Human Resources Department, Internal Audit or the Legal Service on how to interpret and apply it in certain situations.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	93

This Policy applies to Ternium, its Subsidiaries, companies and third-party associations controlled by Ternium, as well as all of their respective directors, officers and employees.

Furthermore, Ternium expects all members of its supply chain to share Ternium’s values and principles regarding labor, human rights and community relations. These factors will be considered at the time of contracting, as established in the Sustainable Supply Policy and the Ternium Supplier Code of Conduct.

Ternium will not tolerate any behavior that is not consistent with the principles and values reflected in this Policy, whether on the part of its own employees, its suppliers or third parties that collaborate with the company.

Ternium encourages the use of the Transparent Line to report any possible violation or violation of this Policy and is committed to investigating and effectively addressing complaints received.

September 2023

Máximo Vedoya Chief Executive Officer

(*) For the purposes of this Policy, “Subsidiary” means any entity in which Ternium SA owns, directly or indirectly, more than 50% of the shares with voting rights and “control” means the possession, directly or indirectly, of the sufficient power to approve or impose the application of principles and provisions similar to those contained in this Policy.

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COMMUNITY ENGAGEMENT

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	95

	GOALS & ACTIONS	2024 KPIs
GOALS

▪To improve education at all levels in our immediate and broader             communities, with focus on technical training.
▪To encourage creativity and innovation through culture.
▪To preserve and promote our community's identity and heritage through     cultural initiatives.
▪To procure support in times of crisis, by addressing the community's needs in areas such as health, education, and humanitarian aid.
▪To support local healthcare institutions and extend medical assistance to the communities whenever possible.
$12 MILLION SPENT IN COMMUNITY PROGRAMS 82% OF COMMUNITY BUDGET ALLOCATED TO EDUCATION 14,272 BENEFICIARIES OF EDUCATIONAL PROGRAMS 1,746 PARTICIPANTS IN VOLUNTEERS PROGRAMS

ACTIONS
▪Implementation of STEM education programs in primary and secondary schools.
▪Operation and construction of technical schools in Pesquería (Mexico) and in Santa Cruz (Brazil).
▪Reinforcement of technical high school’s content, including math, certified training, and technical internships and projects.
▪Modernization of public technical schools’ facilities and labs.
▪Grant of financial awards for academic performance for high school and undergraduate students.
▪Organization of cultural events, including Latin American film festivals, photography exhibitions and music performances.
▪Management of medical facilities in Mexico (NOVA Hospital), implementation of vaccination campaigns and promotion of a healthy lifestyle.

Note: Figures do not include Usiminas

96. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

OUR INDUSTRIAL PROJECT IS ANCHORED IN THE COMMUNITY’S DEVELOPMENT

At Ternium, we believe our industrial project can only succeed if the communities where we operate grow alongside us.

We aim for inclusive growth and development in the communities where we work and live, promoting a culture that rewards merit and encourages both academic and personal effort.

GOVERNANCE

Ternium’s community programs are developed in collaboration with the Techint Group, fostering an international network of support and development across all affiliated companies. The Techint Group Community Relations team is responsible for coordinating global programs, defining strategic approaches, sharing best practices, and providing guidance on continuous improvement to enhance quality and efficiency across all initiatives. For more information on the Techint Group’s Community Relations activities, please visit https://www.techintgroup.com/en/community-relations.

OUR STRUCTURE COMMUNITY RELATIONS GOVERNANCE

BOARD OF DIRECTORS

↑

CHIEF EXECUTIVE OFFICER (CEO)

COMMUNITY RELATIONS TERNIUM

MEETINGS

At least once a year

PARTICIPANTS

- Community Relations local teams
- Communication teams
- Regional Presidents

Coordinated with Community Relations from Techint Group

ACTIVITIES

- Global budget proposal according to community development long-term strategy
- Implementation of global and local programs
- Review of the progress of the community programs and key performance indicators.
- Organization of local activities to enhance community engagement.

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS

At least three times a year

PARTICIPANTS

The composition of the Critical Risks Committee (CRC) is described in detail in the chapter "Corporate Governance" of this Report

ACTIVITIES

- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	97

At Ternium, the Community Relations team implements programs locally, measures their impact, engages with community stakeholders, and assesses specific local needs to ensure a meaningful and effective contribution. These plans are reviewed at least once a year with regional Presidents and the company’s CEO to align efforts with strategic priorities.

STRATEGY AND PERFORMANCE 2024

In Ternium, we believe that education and culture are the key drivers for individual and social progress.

We have seven global programs that are implemented locally and tailored to the specific needs of the communities where we live and work. These include: four educational programs named after Roberto Rocca, one of our founders; two art and cultural programs that foster innovation and creativity, and strengthen local identities by preserving memory and celebrating diversity; and a volunteer program primarily focused on improving public schools in the communities where we operate.

At a local level, we also implement sports and fitness activities, health and social welfare initiatives, and environmental and sustainable development.

In 2024, Ternium invested $12.1 million in its community relations program, directing 82% of the funds to education initiatives that benefited over 14,272 students. In addition the Techint Group foundation donated directly $4.0 million to support programs in Argentina and the construction of the Roberto Rocca Technical School in Santa Cruz, Brazil.

Roberto Rocca Educational Programs

The Roberto Rocca Educational Programs cover the entire cycle, from elementary school to university, helping children and youngsters fulfill their potential and become active contributors to society. These programs strongly emphasize technical skills and innovation, with a specific focus on developing STEM skills (Science, Technology, Engineering and Mathematics), socio-emotional skills, and literacy in children and youth.
Roberto Rocca Technical Schools Network
The Roberto Rocca Technical Schools are a network of three technical schools within the Techint Group, established with a long-term vision of providing advanced technical education, create equal opportunities and contribute to the progress of communities near the companies’ production facilities. The first school in the Roberto Rocca Technical School Network was built in 2013 in Campana (Argentina) by Tenaris, a sister company.

Ternium built its first school in 2016 in the city of Pesquería, in the state of Nuevo León, Mexico, with an investment of $32.6 million. In 2023, the company began construction of its second Roberto Rocca Technical School in Santa Cruz, Brazil, which started classes in February 2025. By December 2024, the company had invested $13.6 million in building the Roberto Rocca Technical School in Brazil, which also received $8 million in donations.

The Pesquería and Santa Cruz Roberto Rocca Technical Schools cover high school education from the ages of 15 to 18 and offer Mechatronics and Electromechanics specializations. All students at the Roberto Rocca Technical Schools receive scholarships based on their family economic situation to give equal opportunities to access high quality technical education.

7
GLOBAL INITIATIVES

$22
MILLION IN ACCUMULATED INVESTED
IN THE CONSTRUCTION OF ROBERTO ROCCA TECHNICAL SCHOOL IN BRAZIL

98. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ROBERTO ROCCA TECHNICAL SCHOOLS
Since 2013, Techint Group’s network of institutions has provided high school students the opportunity to access advanced technical education by awarding scholarships based on their family economic situation.

The network’s educational model is anchored in four pedagogical principles: academic excellence, active learning, experiential learning, and collaborative learning, all upheld within the context of a positive, safe school environment, and a culture of physical and industrial safety.

ROBERTO ROCCA TECHNICAL SCHOOL IN PESQUERÍA
In 2016, the Roberto Rocca Technical School in Pesquería opened its doors. Today, it has 426 students and since its opening, 600 young people have graduated with the titles of electromechanical technician or mechatronics technician. The school’s high completion rate (93%) reflects the institution’s commitment to improve technical education and student engagement. Some graduated students were beneficiaries of the
Roberto Rocca University Scholarship program to further their university education. In 2024, 17 former students of the school received the scholarship.

One of the key components of the project-based learning methodology is the presentation of STEM projects at student science fairs. In 2024, students presented 235 STEM projects. Among them, the followings stood out: “SARSCAM”a system that uses an automated conveyor belt to select specific materials in the electrical, structural and pneumatic areas of an industry; “Safe Stop” an automated system that moves bus shelter roofs in real time, maximizing the shade they provide; and “Easy Motricity”a system to improve the mobility of people with mobility disabilities through a motorized walker operated by the user.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	99

The Roberto Rocca Technical School recognized in Mexico’s 4th Voluntary National Review of UN's 2030 Agenda
The Roberto Rocca Technical School in Pesquería was highlighted as a national example of how business-led education initiatives can drive community impact and support the UN Sustainable Development Goals.

The school also acts as a bridge between students and the industry, helping them transition into the job market by teaching them how to solve real problems under expert supervision. In 2024, 118 final-year students completed their internships in 10 companies of their community, 57 of them in Ternium.

During 2024, students participated in national and international competitions reaching significant achievements: three students participated in the WER 2024 robotics tournament in León, Guanajuato, and advanced to the international round held in Shanghai, China, where they achieved the 10th place out of 215 teams. They were awarded the Chairman’s Award for their team spirit and resilience, being the only team made up entirely of women. Also, three students participated in Expociencias Tabasco with their innovative wind generator design project, earning the first place in the region and a direct pass to the competition in Abu Dhabi, United Arab Emirates, which will take place in September 2025.

To measure and benchmark the quality of its education, the Roberto Rocca Technical School participates in different evaluations. The school takes part in the tests that the Monterrey Institute of Technology (TEC) uses in the selection process for its Leaders of Tomorrow program. The school’s students scored 21% higher than the applicant pool in mathematics and 25% higher in leadership. Additionally, in the Nuevo León Aprende test, conducted by the State Department of Education, the Rocca School stood out for having the best results in communication, mathematics and science among private institutions in the municipalities of Nuevo León.

Ongoing training and performance evaluation of educators at the Roberto Rocca Technical Schools is a key aspect of the institution, as it ensures the effective implementation of its educational model. From July 2023 to June 2024, the Roberto Rocca Technical School provided over 1,280 hours of training for teachers and staff.

The Roberto Rocca Technical School also evaluates its teachers on their use of active teaching methods and the quality of their classes. To ensure continuous improvement, the school regularly seeks feedback from students, parents, teachers, and staff via surveys. The 2024 survey had an average positive rating of 84%. The results serve to develop future action plans and continue to elevate the school’s standards.

With the goal of opening their doors to neighboring communities, to share best educational practices and promote employability, the Roberto Rocca Technical School offers courses on Electromechanics, Machine tools and CNC, Welding, and Electricity. The school is also a certification center for SolidWorks and FESTO, to certify students from other schools in Industry 4.0 skills. SolidWorks is a type of computer-aided design (CAD) software widely used for creating 3D models of products, and FESTO is a company that

100. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

A BRAND NEW PLACE SANTA CRUZ ROBERTO ROCCA TECHNICAL SCHOOL

In 2023, Ternium launched the construction of a new Roberto Rocca Technical School in Santa Cruz, Brazil, designed to accommodate 576 students specializing in Mechatronics and Electromechanics.

Throughout 2024, the school conducted a rigorous admissions process across 51 schools. A total of 1,400 students applied, with 492 advancing to a three-month preparatory program focused on reinforcing language and math skills.

Admission was based on academic performance, socioeconomic background, technical aptitude and engagement in the preparatory activities. As a result, 192 first-year students—49% female and 51% male—were selected to begin classes in February 2025. All admitted students will receive scholarships, with financial aid level determined by a socioeconomic assessment.

specializes in manufacturing automation technology and provides technical educational solutions on a global scale. During 2024, 407 students were certified.

Also, the Roberto Rocca Technical School offers Math and Language courses for all middle school students about to begin high school, organizes the School for Parents program to address educational challenges faced by children and conducts training sessions for Ternium and other companies’ employees.

In 2024, the Roberto Rocca Technical School trained 3,460 persons from the local community.

Roberto Rocca Technical Gene Program
The Roberto Rocca Technical Gene program supports public technical schools in bridging the gap between the education of young graduates and industry requirements. The company provides training in Industry 4.0 skills, facilitates internships and modernizes school equipment and infrastructure, leveraging from the knowledge and experience developed in the Roberto Rocca Technical School program. Roberto Rocca Technical Gene is present in 8 schools of 4 countries, reaching 1,638 students and teachers.

In 2024, over 600 students from technical schools in Monterrey (Mexico), Santa Cruz (Brazil), Ramallo (Argentina) and San Nicolás (Argentina) completed their training in pneumatics, electropneumatics, hydraulics and automation, which we developed in partnership with FESTO, enriching the technical qualifications of the participants and enhancing their employability in the industry. Also, over 1,900 attendees completed Basic Technical courses and over 1,400 attendees completed Safety Trainings.

During 2024, Ternium renovated the pneumatics laboratory and the project design space of a technical school of Santa Cruz and built a welding workshop, with seven welding booths, in Palmar de Varela (Colombia).

In 2024, we opened our plants to 269 students from Monterrey (Mexico), Santa Cruz (Brazil), Ramallo (Argentina) and San Nicolás (Argentina) to perform

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	101

their industrial internships, which provide students with the chance to gain valuable real-world experience.

Continuing with our efforts to improve mathematics levels in Latin America, we designed 35 courses for teachers in the region, which are available at the Roberto Rocca Campus. In addition, we increased math training in schools across our communities, benefiting more than 750 teachers and students from 5 schools.

Roberto Rocca After School Program
The Roberto Rocca After School program is a non-formal education initiative that focuses on STEM and Art to improve the development and enhance the basic literacy and socio-emotional skills of children and young people aged 6 to 15. The program is held at schools after

+750
TEACHERS AND STUDENTS
BENEFITED FROM THE MATH TRAINING

1,139
REGULAR STUDENTS REACHED
BY ROBERTO ROCCA AFTER SCHOOL PROGRAM

ROBERTO ROCCA TECHNICAL GENE	The industry-oriented program supports public technical institutions. Ternium provides training in 4.0 skills to students and teachers and facilitates internships.

102. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ROBERTO ROCCA SCHOLARSHIP	In 2024, 1,544 high-school students living in Ternium’s communities were given a Roberto Rocca Scholarship based on their academic achievements, dedication and commitment to learning.

regular hours and has an experiential learning approach to STEM content. It encourages children to commit to their long-term development by offering activities that foster their interest in these subjects.

The program is underway in 16 schools in 3 countries, reaching over 1,139 regular students.

In Monterrey and Santa Cruz, 81 graduates of the secondary school program passed the admissions process for the Roberto Rocca Technical School in Pesqueria and Santa Cruz.

With the aim of enriching the connection between technical education and industrial culture, After School students participated in student project's exhibitions. Among the initiatives, it stood out one from Ramallo: biodegradable straws and containers made with biomaterials, contributing to the reduction of single-use plastics.

During 2024 the test designed by Harvard University’s PEAR Institute was implemented to measure changes in STEM and 21st-century skills and attitudes. The results show the positive effects of the program: 89% of the students feel that, throughout their participation in the program, they experienced positive changes in their perseverance, 92% in their critical thinking and 94% in their interest in STEM careers.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	103

Throughout 2024, the program’s educational model was updated, with the aim of reinforcing academic skills in mathematics, reading, writing, and integrate a robotics curriculum to incentive technical education. With these changes, the Roberto Rocca After School program reaffirms its commitment to providing students with greater opportunities to successfully transition to higher educational levels.

Roberto Rocca Scholarships Program
The Roberto Rocca Scholarships program was launched in Argentina in 1976 with the aim of promoting academic excellence and commitment among high-school students living in Ternium’s communities. The program was later expanded in 2005 to include undergraduate students, with a focus on encouraging the study of applied science and engineering. In addition to academic excellence, the program also takes into consideration the socioeconomic situation of the students’ families when assessing their eligibility for scholarships. This approach reflects the company’s commitment to promoting equal opportunities and recognizes the crucial role of education in facilitating upward social mobility.

In 2024, the program awarded a total of 1,544 scholarships, a quantity 10% higher than in 2023. This underscores the program’s continuous efforts to support talented students at different stages of their academic journey and to create opportunities for them to achieve their full potential.

Other programs with educational impact
In January 2025, Ternium, in collaboration with the University of Colima, modernized the Smart Library at High Schools 12 and 13 in Cuauhtémoc, Colima, Mexico. This initiative underscores a significant commitment to enhancing educational resources for the local community. The upgraded facility encompasses nine specialized areas aligned with Industry 4.0 technologies, including a control area, multimedia creation spaces, virtual and augmented reality zones, and a 3D printing section.

Art and culture Programs

For Ternium, art and culture serve as a source of innovation and provide the means for celebrating

“Technical education drives our path to a sustainable future. We grow with the communities where we operate, sharing a culture of tenacity, transparency, improvement, innovation and collective development.”

ERIKA BIENEK CHIEF COMMUNITY RELATIONS OFFICER, TECHINT GROUP

diversity and exploring the complexities of the human experience. In 2024, the company invested $1.7 million in cultural activities, which include two main programs: Film Festivals and Photographic Archives.

We organized four Film Festivals, engaging 8,860 attendees from Argentina and Mexico, who enjoyed movies selected by the Fundación PROA. Additionally, we continued with the Photographic Archives, which collect and preserve images repositories in Argentina. These collections are made available to the communities by social media, exhibitions and outdoor shows, as well as fairs.

104. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Volunteers in Action Program

The Volunteers in Action program is a special effort in which Ternium’s employees team up with local communities to improve the infrastructure of their schools. The goal is to make a lasting impact by refreshing learning spaces, updating furniture, painting and improving shared areas. During these days of solidarity, Ternium’s volunteers work alongside teachers, students and community members who generously donate their time to improve the schools. This program shows how coming together can create a positive change for everyone.

In 2024, 1,746 volunteers from Ternium worked to transform 11 schools in Argentina, Colombia, Mexico,
Guatemala, Uruguay and the US. Improvements were made to classrooms, laboratories, dining areas, playgrounds and, in many cases, furniture was replaced, benefiting 4,890 students.

Sports and fitness for a healthy lifestyle

As part of its commitment to promoting a healthy lifestyle, Ternium has a tradition of organizing the annual 10K Ternium race in the communities surrounding its facilities. In 2024, this event took place in San Nicolás (Argentina), Monterrey (Mexico) and Rio de Janeiro (Brazil), attracting the enthusiastic participation of over 11,600 people. The funds raised in the race, which reached over $200 thousand, were donated to local charitable institutions.

TERNIUM’S HISTORIA VIVA 2024 STUDENTS EXPLORE WOMEN’S IMPACT IN STEM THROUGH PODCAST CONTEST

In 2024, Ternium Argentina continued the Historia Viva initiative, which aims to commemorate and document national and Latin American history through printed booklets. The program engages secondary school students from San Nicolás and Ramallo through creative contests that encourage exploration of historical topics. The 2024 edition featured a podcast competition based on the previous year’s theme, “Women in Science, Technology, and Engineering,” which highlighted the role of women in industry and innovation, as well as the need for gender diversity in the workplace and organizations.

To support this initiative, Ternium provided training for both teachers and students from public and private schools in San Nicolás and Ramallo. Two in-person workshops and a virtual meeting with content creation specialists were held to help participants	develop their podcast projects. The training provided valuable tips on research, storytelling and engaging an audience. A total of 62 podcasts were submitted, with the first-place winner being EES N° 9 for their episode “Mujeres a través del espacio.”

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	105

In Argentina the Inter-School Tournaments program, promoted by Ternium in collaboration with the Physical Education Centers of San Nicolás and Ramallo, celebrated its 30th anniversary in 2024. This sporting event brings together all secondary and special education schools in each district, encouraging students to participate in disciplines such as soccer, 3x3 basketball, volleyball, athletics, handball and table tennis in a spirit of camaraderie and inclusion. The program aims to encourage regular sports participation beyond school, promote healthy competition and instill values such as respect, tolerance and integration between public and private schools. As part of this initiative, Ternium provided sports equipment items to participating schools. In the 2024 edition, 11,802 students from 87 schools took part in the tournaments.

In Mexico, the 11th edition of the Copa Ternium brought together 277 students from the municipalities of Santa María Coronango, San Pedro Tlaltenango, and San Miguel Xoxtla in the state of Puebla. During the two-day event, primary school children showcased their skills in soccer, basketball and chess. This event promotes physical activity, teamwork and social cohesion among the youth living near our Largos Puebla plant in Xoxtla.

Health and social welfare

In Monterrey, Mexico, Ternium provides medical services to its employees and their families through Hospital Clínica Nova (HCN). It offers a vast range of services, including preventive medicine, primary

FOSTERING A HEALTHY LIFESTYLE	The 10K Ternium race is an annual marathon organized by the company in the communities where it operates. The funds raised in these events are donated to local charitable institutions.

106. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

FREE CHECKUPS AND PREVENTION HEALTH CAMPAIGNS IN 2024

Throughout 2024, Ternium reinforced its commitment to community well-being by organizing health fairs across Mexico, reaching 1,940 people in the Nuevo León, Puebla, and Michoacán states. The year began with the first Dental Health Fair in Aquila, Michoacán, held in partnership with state and federal health authorities, benefiting 245 participants.

In October, the 16th Health and Wellness Fair was held in Pesquería, Nuevo León, alongside Hospital Clínica Nova. The event provided free medical services, including podiatry, optometry, vaccinations, mammograms, and nutritional and mental health support. Educational workshops covered topics like dengue prevention, maternal health, and blood donation.

In November, Club Ternium in San Miguel Xoxtla, Puebla, welcomed the local community for a day of preventive care in collaboration with the Mexican Social Security Institute. Services included vaccinations, spinal health checks, dental consultations and more. These efforts reflect Ternium’s ongoing mission to make quality health care and education more accessible to the communities near its operations.

care, specialties, emergency care, hospitalization and diagnostic and treatment support.

In 2024, HCN obtained ISO 9001:2015 certification covering hospital, surgical, outpatient, diagnostic support and primary care services. Also, the hospital is currently working on new initiatives, including the certification of its clinical analysis laboratory under the ISO 15189:2022 standard, and the evaluation of its patient experience model by both national and international organizations. These efforts further reflect Clínica Nova’s dedication to providing high-quality, patient-centered care.

During 2024, HCN introduced key service and infrastructure improvements to enhance patient care. The hospital launched its new Hemodynamics Unit, equipped to treat cardiovascular conditions such as acute myocardial infarction, unstable angina and coronary artery disease. This specialized unit enables faster, more effective interventions, reducing waiting times and improving patient outcomes. Additionally, HCN opened its Day Hospital, a facility designed to provide ongoing outpatient treatments—such as chemotherapy and IV therapies—offering people high-quality, specialized care without the need for hospitalization.

As a result of its continuous efforts, HCN was ranked among the Top 40 hospitals in Latin America and placed in the Mexican Top 10 by IntelLat—a market research organization in collaboration with América Economía. The evaluation considered key areas such as technology, telemedicine, sustainability, patient safety, experience and efficiency. Additionally, HCN was ranked in the Top 10 small and medium-sized hospitals in Mexico by Funsalud and Grupo Expansión, and was recognized among the 20 best hospitals in the northern region of the country, highlighting its excellence in technology, operational processes and the quality of its medical staff.

The company also operates Clínica Aquila, providing primary medical care to the community of Aquila and the surrounding mining areas in the state of Michoacán. During 2024 this center offered free nursing and dental services for 4,810 inhabitants of Aquila and its surrounding areas. Additionally, it handles emergencies and has an ambulance service, ensuring urgent transfers

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	107

VOLUNTEERS IN ACTION	As part of its reforestation efforts, Ternium has contributed to the planting of over 200,000 trees in the Cumbres de Monterrey National Park (Mexico).

to specialized medical units in the state of Colima
when needed.

Environment and sustainable development

In 2024, Ternium carried out several environmental and community-focused initiatives in Mexico and Argentina to promote sustainability and support local well-being.

In Mexico, the company installed 47 rainwater harvesting systems in five schools and 42 homes near its plants in Puebla, Michoacán and Nuevo León. These systems benefit over 3,000 people and collect around 3.4 million liters of water annually, significantly reducing water consumption. At the same time, Ternium worked with local governments to revitalize urban spaces, transforming areas near its Churubusco and Alzada plants into green, recreational spaces with tree planting, new infrastructure and community plazas.

Ternium also strengthened its reforestation efforts in partnership with Chipinque and the Autonomous University of Nuevo León, contributing to the planting of over 200,000 trees in the Cumbres de Monterrey National Park over the past two years. In 2024 alone, more than 700 trees were planted in San Nicolás and Apodaca, with the support of over 300 employee volunteers.

In Argentina, following severe storms in the Buenos Aires Province, Ternium supported recovery efforts by donating roofing materials to affected communities and

108. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

municipalities. The company also contributed slag for road improvement, demonstrating its continued commitment to community resilience in the face of climate-related challenges.

Other community activities

As part of its community engagement efforts in Argentina, the company supports selected initiatives under the “Projects that Transform the Community” program, launched in 2018 by the Academia de Desarrollo Institucional and the San Nicolás Development Agency. The program prioritizes plans that promote sustainable improvement, social inclusion, environmental awareness, and long-term knowledge building. Seventeen proposals were submitted and each of the three winning projects received 3 million Argentine pesos to help implement their initiatives.

RISKS

Ternium is committed to maintaining strong relationships with local and native communities in the regions where it operates, working to ensure responsible and sustainable activities.

In the case of its mining operations, the company complies with all regulatory requirements, including prior consultations when necessary, and engages in open dialogue with stakeholders to address concerns and strengthen long-term collaboration. However, mining operations depend on government concessions and permits, which may be subject to changes in regulations, legal claims, or negotiations with communities and landowners. While Ternium actively works to maintain agreements, internal disputes within communities or actions taken by interest groups could lead to temporary disruptions, increased costs, or legal challenges affecting operational continuity.

In Mexico, security concerns in certain regions have presented additional challenges. In recent years, rising violence in areas where Ternium operates, such as Aquila and Jalisco, has impacted on mining activities, at times leading to temporary suspensions. The company continuously monitors these situations and takes the necessary measures to safeguard its employees, protect its assets and maintain business continuity, while upholding its commitments to local communities.

For further details on community-related risks, please refer to Ternium’s latest 20-F filing.

USIMINAS AND THE COMMUNITY

Since the beginning of its operations in Ipatinga, Minas Gerais, in 1958, Usiminas has built a strong and lasting relationship with the communities where it operates. This engagement deepened after the company’s privatization in 1991 and further expanded as new business units were integrated over the following decades. In 1993, the company established the Instituto Usiminas to manage social investments through sponsorships and donations.

In 2024, Usiminas held 415 meetings with community, institutional and government representatives throughout the year to better understand their needs. The company invested R$11.8 million in cultural, educational, and sports projects, and provided 100 properties under social commodatum agreements. Flagship initiatives such as Programa Escola Parceira and Ação Educativa reflect Usiminas’ long-standing commitment to education and community development.

For more information, please refer to Usiminas 2024 Sustainability Report.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	109

KEY FIGURES

INVESTMENT IN COMMUNITY PROGRAMS $ MILLION

ROBERTO ROCCA SCHOLARSHIPS PROGRAM # OF SCHOLARSHIPS

(*) In 2021, the company invested $ 8.1 million to strengthen the health infrastructure in our communities and help them respond to the COVID-19 pandemic.

ROBERTO ROCCA TECHNICAL SCHOOL IN PESQUERÍA # OF STUDENTS

VOLUNTEER PROGRAM # OF PARTICIPANTS

(**) The Volunteer program operates in public technical schools, which were affected by the COVID-19 pandemic.

110. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

COMMERCIAL POSITIONING AND THE VALUE CHAIN

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	111

	GOALS & ACTIONS	2024 KPIs
GOALS

▪To enhance Ternium’s competitiveness by:
_ Offering a full product range.
_ Achieving operational excellence.
_ Developing differentiated commercial services and a strong distribution network.
▪To develop Ternium’s value chain (ProPymes Program):
_ To improve competitiveness, focusing on productivity.
_ To promote import substitution.
_ To enhance the export capacity of SMEs.
_ To encourage investments in capital goods.

$1.9
 BILLION
 IN CAPITAL EXPENDITURES

$23.8
 MILLION INVESTED
 IN PRODUCT RESEARCH
 AND DEVELOPMENT

2,261
SMEs
IN THE PROPYMES
PROGRAM

18
TRAINING HOURS PER PERSON
A YEAR ON AVERAGE BY THE PROPYMES PROGRAM

63
TECHNICAL SCHOOLS
SPONSORED THROUGH PROPYMES "TECHNICAL GENE" INITIATIVE

ACTIONS
▪Integration of Ternium’s industrial system.
▪Development of new products.
▪Improvement of commercial services and expansion of the distribution network.
▪Investments in R&D capabilities and participation in external industrial projects.
▪Incorporation of SMART technologies throughout our production process.
▪Development and expansion of the ProPymes program:
_Collaboration in the execution of industrial and product quality projects.
_Development of training courses tailored to the needs of SMEs in collaboration with local institutions.
_Granting financial assistance for technological improvements and collaboration in the link between the financial sector and SMEs.
_Collaboration in identifying business opportunities and expanding end-markets for SMEs.

Note: Figures do not include Usiminas.

112. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

OUR BUSINESS STRATEGY

Three main drivers compose Ternium’s business strategy: a focus on sophisticated value-added products, the pursuit of strategic growth opportunities and a relentless quest for competitive industrial operations. Ternium aims to enhance stakeholder value by further consolidating its position as the leading steel producer in Latin America and a strong player in the Americas, while increasing its differentiation and strengthening its competitiveness.

Pursuing strategic growth

Ternium has a strong track record of growing its business through both strategic acquisitions and organic expansion. We remain focused on identifying and pursuing growth-enhancing opportunities to strengthen our position in core markets and expand across the Americas. This includes increasing the integration of our industrial system, broadening our portfolio of value-added products, and enhancing our production and distribution capabilities.

As a recent example, in 2017 Ternium acquired a steelmaking facility in Rio de Janeiro, Brazil—now operating as Ternium Brasil—which added 5.0 million tons of annual high-end slab capacity. This acquisition increased Ternium’s total crude steel production capacity by approximately 70% and triggered the construction of a 4.4-million-ton hot-rolling mill in Pesquería, Mexico, which began operations in 2021. This facility strengthened the integration between the slab production in Brazil and downstream operations in Mexico.

In 2024, Ternium made significant progress in further expanding the Pesquería Industrial Center. We began operating a new 550,000 tons/year pickling line and launched four out of five lines at a new finishing center.

By the end of 2025, we expect to commission a new galvanizing line and a cold-rolling mill, with annual capacities of 0.6 and 1.6 million tons, respectively. On the upstream side, we are building a new electric-arc-furnace-based steel shop, featuring an RH degasser and
A year of progress
The execution of the DRI-EAF upstream project in Pesquería, Mexico, continued in parallel with several downstream lines—such as push-pull pickling, a cold rolling mill, and a hot-dip galvanizing line—as part of our strategy to reinforce our presence in the country.

a two-line slab caster (2.6 million tons/year capacity), along with a DRI module capable of producing 2.1 million tons annually. These new facilities will produce high-specification steels for demanding automotive applications and meet customers’ needs for lower emission intensity compared to the blast furnace route.

In Argentina, Ternium inaugurated in 2024 a distribution center in Rosario, Santa Fe Province, which expands service offerings and improves operational efficiency.

We also started operations of a wind farm in the Buenos Aires Province, replacing most of the electricity previously sourced from third parties for our operations in the country and reinforcing our commitment to sustainable growth.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	113

RESEARCH AND DEVELOPMENT
Physical modeling, industrial process simulation, robotic testing, full-scale welding processes and materials characterization are some of the innovative advances performed at Ternium Lab, located in Mexico.

Developing sophisticated value-added products

Ternium’s research and development efforts focus on expanding our portfolio of advanced steel products, working closely with customers to design and develop steel-based components and exploring innovative technologies aimed at decarbonizing our operations.

Ternium Lab, our R&D center in Mexico, features advanced capabilities including physical modeling, industrial process simulation, robotic testing, full-scale welding processes and materials characterization. We also operate research facilities with laboratories in Brazil and Argentina, where we conduct product performance testing and production process simulations.

Ternium Lab maintains close collaboration with automotive customers’ development centers, offering access to steel product performance data through design software, including parameters such as weldability, deformation and energy absorption. As part of a co-design methodology, we have developed advanced battery housing components and carried out rigorous testing in close collaboration with strategic customers in the BEV (Battery Electric Vehicle) market.

In 2024, we launched a component design lab featuring digital simulations of stamping and welding tests. We also incorporated a state-of-the-art continuous galvanizing simulator, which allows us to evaluate the performance of new coatings and simulate the full galvanizing process. This tool supports the development of advanced hot-rolled galvanized steel products, which will be manufactured in the new galvanizing line under construction at the Pesquería Industrial Center. The new line will serve automotive and renewable energy markets with high-strength, medium-gauge products.

We are also working alongside our affiliated companies, Tenova and Tecpetrol, to develop process technologies

114. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

aimed at reducing the carbon footprint of our steel products. These initiatives include building pilot equipment and enhancing simulation capabilities to test renewable fuel injection mechanisms in blast furnaces and direct reduction units replacing natural gas. These renewable fuels are sourced from materials and energy regenerated at a pace similar to their consumption rate.

Additionally, we are developing processes to optimize the use of steelmaking raw materials.

Ternium’s internal R&D efforts are bolstered through our participation in global networks of industry

“In the medium and long term, our vision is to develop new products and technologies that address the challenges of future markets. We maintain a strong focus on product quality, as our company’s success is intrinsically linked to that of our customers.”

CARLOS POLIDORI CHIEF TECHNOLOGY OFFICER

consortia, universities and research institutions. As part of the Steel E-Motive initiative, in 2024 we took part in activities aimed at promoting the adoption of new design concepts and components developed under the initiative, positioning steel as a key material for cost-effective, safe and sustainable autonomous electric vehicles. Sponsored by WorldAutoSteel, the project focuses on using advanced high-strength steels in future vehicle architectures.

We also continue to support heavy transport equipment manufacturers by helping design high-performance components and associated manufacturing processes using advanced high-strength steel products. In 2024, Ternium’s high-abrasion solution for the transportation and agricultural industries was presented at Expoagro 2024 in Argentina, and the patenting process began in Mexico. The solution is currently being tested in the transportation of minerals and scrap metal.

Additionally, in 2024 we hosted a vehicle interior design contest aligned with the Steel E-Motive concept at Instituto Tecnológico de Monterrey and a chassis design competition for heavy vehicles focused on improving adaptability for both electric and internal combustion engines, while minimizing component variation.

Certifications and Quality Management
Ternium operates under a comprehensive Quality Management System (QMS) aligned with ISO 9001:2015 and IATF 16949:2016 standards—the latter specifically tailored to the automotive sector. This system is consistently applied across all our subsidiaries, ensuring alignment in strategies, objectives and evaluation criteria. To maintain our ISO multisite certification, we undergo annual audits, primarily conducted by Lloyd’s Register Quality Assurance.

Ternium’s metallurgical testing laboratories are accredited under the international ISO/IEC 17025:2017 standard and comply with demanding industrial customer specifications. This enables us to certify steel products and provide reliable, high-quality testing services. The accreditation also contributes to shorter development cycles and faster time-to-market. Since its launch, Ternium Lab has approved more than 100 steel products designed for industrial applications.

Our products are manufactured in accordance with proprietary standards and customer requirements, as well as with specifications established by globally

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	115

recognized standardization bodies. These include the International Organization for Standardization (ISO), ASTM International, European Standards (EN), Japanese Industrial Standards (JIS), the Society of Automotive Engineers (SAE), and the American Petroleum Institute (API).

The company has been closely working in Argentina with iron ore suppliers to consistently ensure the quality of raw materials suitable for final application in our ironmaking process. Key factors include strict adherence to quality standards (such as iron content and impurity levels), process optimization at the mines and change processes (including crushing and classification), and reliable logistics. As a result, the company implemented a detailed technical protocol with systematic iron ore monitoring in coordination with suppliers to ensure the required chemical and physical quality in stockpiles, as well as during transportation and discharge.
Additionally, Ternium has implemented a Product Safety Management Program in compliance with IATF 16949:2016, focusing on steel products used in critical vehicle safety components. This program contributes to strengthening vehicle safety by proactively addressing potential quality concerns in the automotive industry.

Driving industrial efficiency

The implementation of Industry 4.0 solutions at Ternium has enabled us to develop applications that integrate with our customers and improve various operational management aspects, with a focus on safety, maintenance, logistics, planning and administration.

The company has developed a new generation of expert systems to enhance process reliability and ensure steel product quality. Sensors and measurement devices generate large volumes of data, which the expert systems

TERNIUM’S GRADE 100 STEEL REDUCING IMPORTS AND ENHANCING PRODUCTIVITY

In 2024, Ternium, in collaboration with a customer, developed Grade 100 Steel, a steel product designed for use in transportation structures such as trucks, trailers and Big Coils. Platforms made with Ternium’s Grade 100 Steel can now carry the entire load in a single roll, resulting in fewer trips, a reduced environmental footprint and improved productivity.

Ternium’s engineering teams and our customer held a series of technical meetings to ensure a thorough understanding of the product. The team carefully assessed the chemical composition, durability, stress resistance, and the rolling or bending properties required for the steel. We conducted several tests on small steel samples to verify their chemical properties. Production began at a small scale, followed by rigorous quality testing before releasing the product. The dimensions and volume of the steel rolls were progressively increased to ensure they could be processed by the Pesquería Hot-Rolling Mill.

The project has the potential of replacing 12,000 tons of imports annually, creating new business opportunities and expanding Ternium’s market presence.

116. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Industry 4.0
Ternium has developed applications that integrate with customers and improve various operational management aspects, with a focus on safety, maintenance, logistics, planning and administration.

analyze in real time to detect patterns, anomalies, and potential quality issues in the final product. Based on this analysis, the systems can trigger automated adjustments in the rolling process or alert users to product risks and maintenance needs on critical equipment.

In safety management, we have developed virtual-reality-based training systems that allow employees involved in high-risk tasks or equipment handling to receive tailored training. Additionally, we have implemented autonomous safety alert systems on the plant floor that process and interpret real-time video to enhance workplace safety.

For maintenance management, we have created autonomous systems for inspecting structures using drone-captured images, predictive maintenance data analysis and remote specialist assistance. We have also developed systems to assist in generating work orders, mapping and managing safety during interventions, activating and tracking equipment downtimes and managing contractor companies. Furthermore, we are advancing the development of a new platform that will provide a database of equipment history and criticality, crucial for optimal resource allocation and identifying synergies between operational teams and facilities.
In logistics management, we have developed augmented reality systems for real-time location tracking and identification of products stored in yards and warehouses. Our logistics hub processes data from digitized and automated gates, plants and warehouses, along with mobile applications and geolocation tools. This optimizes load capacity usage and the efficiency of loading and unloading points, impacting the number of operational vehicles and transportation costs. The processed logistics data is made available to customers, allowing them to track the location and estimated arrival date of their ordered products online.

Additionally, we are developing an automated production planning project. We have made significant strides in automating production scheduling, material and product logistics and quality control activities. This initiative aims to increase labor productivity and enhance equipment usage both on the plant floor and in laboratories, ensuring timely customer deliveries while optimizing working capital. The control of production activities will be managed from a central operations room, supported by an online information system with alerts for timely decision-making.

By minimizing the use of traditional communication channels for order tracking, we plan to gradually transition from automated to autonomous scheduling by 2025, introducing new applications as part of this process.

For administrative management, we have implemented an HR chatbot that provides real-time, autonomous responses to standardized inquiries and procedures. We have also developed a support tool for supervisors to manage their teams more effectively. Furthermore, administrative robots handle over 60 processes 24/7 in areas such as accounts payable, accounts receivable, sales support and industrial engineering management. This automation optimizes time and resources by eliminating the need for decision-making in these tasks.

In 2024, we completed the data migration, integrated testing and implementation of the SAP HANA system. This project integrated maintenance, accounting, cost, inventory and procurement functionalities, driving the modernization and technical consolidation of our systems platform, while opening new digitalization opportunities for operations.

OUR CUSTOMERS

We believe Ternium has established strong competitive advantages in its core steel markets. Our industrial

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	117

footprint, along with a wide network of distribution centers and commercial offices, enhances our ability to offer differentiated logistics and inventory management services. Additionally, our integrated connectivity platform, which supports the entire customer relationship process, allows us to respond to customer needs more efficiently and effectively.

As part of our customer retention strategy, we regularly measure customer satisfaction through surveys conducted in our main markets. The most recent one was finalized in early 2024.

Satisfaction rates showed an upward trend, reaching 85% in Mexico (up from 83% in 2022), 84% in Argentina and 93% in Colombia.

TERNIUM ACTIVO TECHNOLOGY AT THE SERVICE OF OUR CUSTOMERS

Ternium Activo is a digital marketplace integrated into the company’s processes, enabling faster response times, improved management and enhanced customer service.	The platform, tailored to meet customers’ needs, allows users to place orders, track them, make payments and manage various aspects of the commercial relationship through a self-service format.

FEATURES OF TERNIUM ACTIVO

DISPATCH AND DELIVERY MANAGEMENT

41,731

AVG MONTHLY ACCESSES

- Dispatch tracking
- Delivery prioritization and credit assignment

Ternium Activo

Ternium Activo

PAYMENT ADMINISTRATION

19,687

AVG MONTHLY ACCESSES

- Entry of payment intentions
- Selection of payment method
- Status inquiry

ORDER INQUIRY

19,560

AVG MONTHLY ACCESSES

- Pending or to-be-specified status
- Finished product and in-process product inquiry
- Dispatched status

Ternium Activo

REQUEST SUBMISSION

14,513

AVG MONTHLY ACCESSES

- Confirmed / Catalog products
- Products to be defined
- Inventory products
- Other production requests

Ternium Activo

Ternium Activo

Ternium Activo
DOC

DOCUMENT INQUIRY

54,405

AVG MONTHLY ACCESSES

- Invoices and dispatches
- Quality certificates
- Order confirmation
- Accounting documents

OTHER FEATURES

- Credit status
- Product catalog
- Claims management
- Logistics data

129

AVG MONTHLY ACCESSES

ACTIVE CLIENTS

2,207

ACTIVE USERS

3,213

SATISFACTION SURVEY

4.28

OVER 5.00

118. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ARGENTINA TERNIUM AWARDS AT EXPOAGRO 2025

In March 2025, a new edition of Expoagro took place in the Buenos Aires Province, Argentina, showcasing innovations in the agricultural sector. Over 220,000 visitors explored offerings from 700 exhibitors of machinery, supplies and services.

In this context, Ternium recognized agribusiness companies for innovative projects. Out of 41 projects, Ternium granted three gold, three silver and three bronze medals, along with seven special mentions for good agricultural practices, industrial design and energy efficiency. Gold Medal winners were selected for their impact on efficiency, safety, environmental care and energy efficiency. These projects are locally made, with more than 60% of their components manufactured in Argentina.

Highlights included Leaf Agrotronics’ Multiple Fine Doser for Seeders, Marinelli Technology’s Autonomous Integral System, and Metalfor’s Multipurpose Autonomous Vehicle.

The company continues to support local industry and technological innovation.

The survey sample represented over 70% of our total shipments in each market.

The evaluation covered key areas such as sales and technical services, product quality, new product development, delivery performance and credit and collections. Additionally, CEOs of customer companies were invited to participate, providing a more comprehensive view of Ternium’s overall performance. The results reflected a positive evolution and reinforced the company’s commitment to continuous improvement.

OUR SUPPLIERS

Ternium’s procurement management is structured
around two specialized teams: the internal procurement department, responsible for acquiring steel products, and Exiros—a company jointly owned with Tenaris—, which manages the procurement of raw materials and general services.

Leveraging the combined purchasing power of Ternium and Tenaris, Exiros has developed an extensive network of suppliers, with nearly 90,000 registered and over 16,700 active in 2024. Of these, 7,400 suppliers specifically cater to Ternium’s needs. To ensure high-quality procurement services, Exiros’ management system is certified under the ISO 9001 standard.

Both Ternium and Exiros have implemented various policies to regulate supplier relationships. Ternium enforces a Supplier Code of Conduct, which is mandatory for doing business with the company, and a Sustainable Procurement Policy, which outlines expectations for suppliers in areas such as environmental protection, decent working conditions, a workplace free from harassment and discrimination, and adherence to ethical and legal standards. These principles are also embedded in Ternium's contractual terms and conditions. Exiros follows a similar set of policies, which can be consulted at: https://www.exiros.com/en/ethic-and-compliance.

Before engaging a new supplier, Ternium conducts a risk analysis to ensure compliance with the Company’s Code of Conduct and local regulations. The supplier must complete a questionnaire, external sources are

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	119

OPERATIONAL EFFICIENCY	The incorporation of technology is a key factor to optimize time and resources at the new distribution center "Rosario II", located in the province of Santa Fe, Argentina.

consulted and, if any red flags are identified, a deeper analysis is carried out in collaboration with the Business Conduct Compliance team. Specific procedures are also in place when contracting third parties who act on Ternium’s behalf.

Regarding safety, Exiros performs safety audits for service providers based on the risk level of the tasks to be performed. These audits are a prerequisite for awarding or renewing service contracts and play a key role in long-term risk management. As of April 2025, Exiros had successfully audited and certified 99% of its active service providers, assessed under stringent health, safety and environmental criteria. In 2024 alone, 520 new audits were conducted.

To further strengthen supply chain risk assessment in Environmental, Social, and Governance (ESG) matters, Ternium has engaged with the Open-Es platform. This tool provides ESG scores based on specialized questionnaires, public data and expert analysis. As part of the initial implementation, we have invited 35 suppliers to complete their assessment on the Open-es platform or to provide a similar ESG assessment. With this initiative, we aim to reinforce our supplier evaluation system in alignment with Ternium’s values, identify improvement opportunities in ESG practices, and develop corrective action plans with our suppliers when needed.

120. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Conflict minerals reporting requirements

Ternium has implemented a Procedure for Compliance with Conflict Minerals (sourced from regions characterized by armed conflict and human rights abuses), which includes an annual request to suppliers in the form of the “RCOI Form.” This form aims at determining whether any conflict minerals necessary for the functionality or production of Ternium’s products, whether manufactured by Ternium or by third-parties contracted by Ternium, may have originated in a Covered Country. All responses to the RCOI Form are thoroughly reviewed by Ternium. If necessary, potential conflict minerals suppliers are asked to provide additional information or clarifications.

Only a negligible portion of Ternium’s products (representing less than 1% of the company’s sales) could theoretically contain conflict minerals. In 2024, Ternium identified and surveyed 41 potential conflict minerals suppliers. As of the present date, 100% of the surveyed potential conflict minerals suppliers have confirmed that none of their products, including raw materials, contain conflict minerals originating from a Covered Country.

In addition to the RCOI Form, the Policy incorporates conflict-minerals-free-sourcing clauses, which have been included in Ternium’s General Terms and Conditions for the Purchase of Goods and Services.

Based on the information obtained through the aforementioned procedures as of the present date, Ternium has no reason to believe that any products manufactured by Ternium or contracted by Ternium to be manufactured by third-parties contain conflict minerals, necessary for the functionality or production of such products, which have originated from a Covered Country.

For more detailed information, please refer to Ternium’s SD Form submitted to the SEC.

INTEGRATED VALUE CHAIN

Through the ProPymes program in Argentina and Mexico, Ternium supports small and medium-sized enterprises (SMEs) that are part of its value chain. The goal is to strengthen the competitiveness of customers and suppliers focusing on enhancing productivity, modernizing industrial facilities and exploring new markets for SMEs’ products.

ProPymes fosters industrial knowledge-sharing and management skills, with a strong focus on business growth, export development, and improved competitiveness. The program began in Argentina in 2002 in response to a significant economic and institutional crisis in the country, and has since expanded to Mexico. Over the years, it has built a large collaborative network of SMEs—currently involving over 2,200 companies in Argentina and Mexico, including those in the supply chains of Tenaris, Tecpetrol, and Techint Engineering, Ternium’s affiliates.

Areas of support

ProPymes offers tailored assistance in various areas:

■ Industrial management: Focuses on the exchange of industry’s best practices in disciplines like automation

41
SUPPLIERS SURVEYED
AS PART OF CONFLICT MINERALS PROCEDURE

100%
OF SURVEYED SUPPLIERS
CONFIRMED THEIR PRODUCTS ARE NOT
FROM A COVERED COUNTRY

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	121

technology, productivity, quality, logistics, layout and maintenance issues. It also supports ISO 9001 certification and encourages participation in Argentina’s National Quality Award for SMEs.

■ Commercial support: Assists export-oriented SMEs in
increasing their medium-term export capabilities through a broad industrial, commercial, and institutional support program, including participation in international trade shows and product certification for foreign markets (e.g., the EU). In addition, the company finances SMEs’ purchases of steel used in the manufacture of their export products. It also supports suppliers in the development and certification of new products for Ternium, its related companies, and other industrial sectors.

■ Financial support: Offers direct financing for
productivity and capacity-building investments, as well as support for steel purchases related to export production. The program also collaborates with banks and other financial institutions to provide tailored financial solutions for SMEs, facilitating their access to funding.

■ Sustainability agenda: Promotes the adoption of
environmental best practices, carbon reduction targets, circular economy initiatives and renewable energy sources.

■ IT systems: Supports the selection and implementation of business systems and digital transformation.

■ Competitiveness agenda: It includes initiatives such as developing strategies to combat unfair trade imports to ensure fair competition in the local market, and collaborating with industry chambers to establish technical standards for industrial products.

Training

ProPymes delivers an annual training plan adapted     from Techint Group’s management model. It offers

ANNUAL SEMINARS
As part of the ProPymes program, Ternium organizes events that bring together SMEs’ representatives, company leaders, officials, economists and journalists to discuss business-related topics and share success stories.

122. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

SLABS AT THE PORT OF TERNIUM BRAZIL	Cranes facilitate efficient unloading of Ternium Brazil’s slabs which are then transported to Ternium Mexico’s facilities, with a significant reduction in the use of wooden dunnage for cargo securing.

courses for executives, managers, professionals and technicians across topics like management, productivity, sustainability, digital transformation and occupational health and safety.

Workshops also focus on energy transition and environmental challenges. In 2024, ProPymes delivered training to 6,485 participants, totaling over 120,000 hours.

Institutional engagement

ProPymes connects SMEs with industry associations, banks and government entities to promote common interests. It supports strategies against unfair trade and encourages participation in national events. Annual seminars bring together company leaders, officials, economists and journalists to discuss the economic outlook and share success stories.
ProPymes Gen Técnico

This initiative helps SMEs build ties with local technical schools, offering training, internships and support for technical education. By the end of 2024, the program’s SMEs were connected with 63 schools, promoting long-term industrial culture and skilled workforce development.

RISKS

As part of its risk management practice, the company analyzes the impact of the supply chain on various business variables. These include the following:

■ Intense competition could cause Ternium to lose its market share and adversely affect its revenues. Ternium operates
in a highly competitive market, where price, quality and service are key factors. The company faces competition

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	123

from global and local steel producers, some with greater resources or government support. This can lead to lower margins and reduced sales. Industry consolidation may also strengthen competitors. Additionally, steel competes with alternative materials like aluminum, plastics and composites—especially in sectors such as automotive, where lighter materials are increasingly used due to regulatory and sustainability pressures. These trends could negatively affect demand for certain steel products and impact Ternium’s revenues.

■ Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability. Disruptions in supply or price volatility can arise from market dynamics, supplier decisions, government interventions, trade sanctions, geopolitical conflicts, natural disasters and other unforeseen events. The growing scarcity of slabs—exacerbated by industry consolidation and the integration of slab-making into finished steel production—adds further pressure, as seen with recent changes involving key suppliers and the impact of sanctions related to the Russia-Ukraine conflict. While Ternium has historically managed to secure the necessary inputs, future disruptions could lead to production challenges, lower margins or lost sales.

■ Dependence on a limited number of key suppliers.
The steel industry is experiencing consolidation among suppliers of raw materials, slabs and other key inputs. Ternium has long-term contracts for some, but not all, of its main inputs and expects to maintain and renew them as needed. However, if a key supplier fails to deliver, if contracts are not renewed, or if regulations or sanctions restrict purchases, we may face limited access to critical inputs, increased costs or delays from having to source alternative suppliers.

■ The construction of Ternium’s new steel slab facility in Mexico could be delayed and its cost could increase, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk or our commercial relationship with them is otherwise affected, adversely impacting Ternium’s growth opportunities and profitability. Ternium is building a new steelmaking facility in Pesquería to strengthen its operations and market position in the USMCA region. The project is scheduled for completion in 2026.
To monitor closely
Disruptions in supply or price volatility can arise from market dynamics, supplier decisions, government interventions, trade sanctions, geopolitical conflicts, natural disasters and other unforeseen events. These could lead to production challenges, lower margins or lost sales.

However, its execution depends on the timely delivery and installation of heavy equipment. Geopolitical tensions, trade restrictions, sanctions or tariffs could disrupt suppliers’ ability to deliver, delay shipments or increase costs. If we cannot find timely or cost-effective alternatives, the project could face delays and higher expenses, negatively affecting our growth plans and profitability.

For more information on risks related with Ternium’s supply chain, please refer to the chapter Risk Factors in Ternium’s latest 20-F filing.

124. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

KEY FIGURES

SPONSORED TRAINING COURSES FOR SMEs # OF ATTENDANTS AND TRAINING HOURS /PER YEAR

PROPYMES’ FINANCIAL ASSISTANCE $ MILLION

PROPYMES’ SPONSORED INDUSTRIAL PROJECTS #

PROPYMES’ SPONSORED TECHNICAL SCHOOLS # OF SCHOOLS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	125

PRODUCT CERTIFICATIONS FOR THE AUTOMOTIVE INDUSTRY #

ACTIVE SUPPLIERS BY COUNTRY #

126. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

SUSTAINABLE SUPPLY POLICY
Ternium is a company committed to the development of its supply chain. Over the years the company has worked closely with its suppliers with the intention of building long-term business relationships and fostering mutual growth through knowledge transfer and the implementation of various assistance programs.

This Policy defines the behavior principles that Ternium expects from its suppliers. These principles are aligned with the United Nations Global Compact, the Sustainable Development Goals of the United Nations (UN) and with Ternium’s own regulatory system.

The company will continue to collaborate with its suppliers with a view to improving the sustainability of the business and the supply chain, participating in the identification of risks and opportunities, including those related to climate change, providing training and raising awareness about the impacts of activities on the environment and in society.

In order to achieve efficiency in its supply processes, Ternium has established differentiated processes based on the particularities of the input/service purchased. Steel purchases are managed centrally, while purchases of raw materials and other goods and services are made through Exiros, a specialized company created in conjunction with its affiliate Tenaris and in which each shareholder owns 50% of stake.

Exiros offers comprehensive supply solutions including supplier search and selection activities, monitoring of business relationships and inventory management. Exiros has adopted a Code of Conduct, a Business Conduct Policy and a Sustainability Policy, equivalent to those adopted by Ternium, with the purpose of ensuring compliance with applicable laws.

This policy covers all supply activities of Ternium and its subsidiaries.

As a basis for sustainable development, Ternium expects its suppliers to carry out their activities in accordance with the following principles and extend the commitment to their respective value chains:
– Comply with the laws, norms and regulations applicable to its operations and those that may correspond due to the nature of the commercial relationship with Ternium.
– Promote a safe and healthy work environment in order to avoid accidents and damage to the health of its employees and third parties
– Generate the conditions for a work environment that respects the fundamental rights and dignity of people, free from violence, harassment, abusive treatment or exploitation, having as reference the Universal Declaration of Human Rights (UN) and the principles of the International Labor Organization (ILO).

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	127

– Promote diversity and reject any type of discrimination based on gender, sexual orientation, ethnicity, social origin, color, age, religion, physical condition or political opinion, or any circumstance that implies distinction, exclusion, restriction or impairment of human dignity.
– Protect the environment, minimizing the environmental impacts of its activities, maximizing efficiency in the use of natural resources and proactively addressing the challenges of climate change and the reduction of greenhouse gas emissions.
– Implement the necessary measures to protect the information, communications and personal data, and prevent computer security incidents that may result in damage to assets or the loss of Ternium information or of its employees, customers, business partners or related parties.
– Build an organizational culture of transparency and integrity, adopting corporate governance policies, procedures and practices tending to ensure ethical behavior.

Ternium, either by itself or through third parties, will monitor the application of these principles based on the nature of the commercial relationship and the impact on the business. With this objective and in order to report the company’s sustainability indicators, Ternium may require certain suppliers information on their policies, actions and related metrics. This information, or the lack thereof, will be considered, among other factors, in the process of selecting and contracting the company’s suppliers.

This new Ternium Sustainable Supply Policy was approved by the Ternium SA Board of Directors in April 2023.

Máximo Vedoya Chief Executive Officer

128. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	129

	GOALS & ACTIONS	2024 KPIs
GOALS

▪To ensure compliance with the law as a guiding principle in all relationships at Ternium.
▪To guarantee transparency in information and decision-making processes.
▪To enhance ethical behavior and promote compliance within the company.
▪To encourage employees to act fairly, loyally and honestly, in line with Ternium’s core values.
▪To mitigate risks associated with specific functions, countries and governments, and third-party transactions.
▪To ensure that the behavior of Ternium’s business partners aligns with the company's sustainability.

99%
OF WHITE COLLAR EMPLOYEES
ACKNOWLEDGED THE NEW CODE OF CONDUCT

96%
OF ELIGIBLE EMPLOYEES
ACKNOWLEDGED THE NEW POLICY ON BUSINESS CONDUCT

81%
OF ELIGIBLE EMPLOYEES
RECEIVED A TRAINING COURSE ON THE POLICY ON BUSINESS CONDUCT

50%
 SUBSTANTIATION RATE
 IN THE COMPLIANCE LINE

0
 CYBERSECURITY
 INCIDENTS IMPACTING
 BUSINESS CRITICAL
 IT SYSTEMS

ACTIONS
▪Creation and periodical update of the company’s Business Conduct program, aimed at training executives or individuals in positions assessed for risk regarding the expected conduct by the company.
▪Collaboration with Ternium University in developing and updating e-learning and training courses on the Code of Conduct and Policy on Business Conduct for Ternium’s employees.
▪Design and regular update of a risk matrix, considering the nature of functions, operating country, and affiliated third-parties.
▪Annual execution of SOX audits and internal compliance control procedures.
▪Establishment of a procedure to avoid purchases of conflict minerals.
▪Development of standards and approval procedures for services contracted to third-parties.

Note: Figures do not include Usiminas

130. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

CORPORATE GOVERNANCE

Ternium S.A. is organized as a public limited liability company (société anonyme) under the laws of the Grand Duchy of Luxembourg and its American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE: TX).

Its major shareholders—defined as persons or entities that have notified Ternium S.A. of holdings in excess of 5% of its issued share capital, or that are controlled by such persons or entities—are: Techint Holdings S.à r.l. with 62.02%, Tenaris Global Services and Investments S.à r.l. with 11.46%, and Inverban Investments SL Sucursal Uruguay with 3.01%. Public shareholders hold 21.42% of Ternium’s issued share capital. The remaining share capital is held by Ternium as treasury shares and by the company’s directors and senior management.

Techint Holdings S.à r.l., Tenaris Global Services and Investments S.à r.l., and Inverban Investments SL are all controlled by San Faustin. In addition to controlling Ternium and Tenaris, San Faustin controls Tecpetrol, an energy company; Techint, an engineering and construction company; Tenova, a supplier of equipment and technology for mining and metals; and Humanitas, a network of hospitals in Italy.

Ternium operates entirely through subsidiaries and has investments in other companies. In July 2023, Ternium increased its investment in Usiminas by acquiring part of the interest held by Nippon Steel Corporation in the Usiminas control group. Following the transaction, Ternium holds 51.5% of the control group shares and 25.1% of Usiminas’ total shares. At the same time, a new shareholders’ agreement was entered into, granting the T/T Group (comprised of Ternium Investments, Ternium Argentina, and Tenaris’ subsidiary Confab Industrial) the right to nominate a majority of the members of Usiminas’ board of directors, the CEO, and four other officers. As a result, Ternium began fully consolidating Usiminas in its financial statements as of July 2023. For a complete list of Ternium’s subsidiaries and the investments in other companies, see note 2 to the company’s 2024 consolidated financial statements.

Share capital structure, voting rights, and shareholders’ meetings

Ternium has an authorized share capital consisting of a single class of 3.5 billion shares, each with a nominal value of $1.00 and entitling the holder to one vote per share.

According to the company’s Articles of Association, the annual general shareholders’ meetings are held in Luxembourg within six months following the end of the previous financial year. No attendance quorum is required for ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority of the votes cast by the shares present or represented at the meeting.

TERNIUM’S MAJOR SHAREHOLDERS PERCENTAGE OF ISSUED SHARE CAPITAL

(1) Techint Holdings S.à r.l. and Inverban Investments S.L. Sucursal Uruguay
(2) Tenaris Global Services and Investments S.à r.l.
(3) Ternium S.A. (treasury shares)
(4) Directors and senior management as a group

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	131

ADS holders may not attend or directly exercise voting rights at shareholders’ meetings, but may instruct the depositary bank to vote on their behalf. Holders of ADSs only have the rights granted to them under the deposit agreement dated January 31, 2006, among the Company, The BNY Mellon (as depositary), and the owners and beneficial owners of the Company’s ADSs from time to time. Each ADS represents ten shares.

Board of Directors

Ternium S.A.’s corporate governance follows Luxembourg law of August 10, 1915, on commercial companies, as amended (the “Luxembourg Company Law”), its own bylaws, and applicable securities regulations. The company is managed by a Board of Directors, which has broad authority to act on its behalf, except for matters reserved for shareholders.

According to its bylaws, the Board must have between three and fifteen members, with at least five if the company is listed on a regulated market. Currently, the Board has eight members.

The Board meets as often as needed, and at least four times a year. In 2024, it met six times. A majority of members must be present or represented to make decisions, which are approved by a majority vote. In the event of a tie, the chairman has the deciding vote.

Directors are elected annually by shareholders and can be removed at any time by a simple majority vote. On May 6, 2025, shareholders elected eight directors, three of whom — Vincent Decalf, Gioia Ghezzi, and Lorenza Martinez Trigueros — qualify as independent under U.S. and company rules.

For more information on the Board of Directors and shareholders meetings, please refer to Ternium’s latest 20-F filing and 2025 Shareholder meeting brochure and proxy statement.

Composition and election
Ternium’s Board of Directors has eight members.
In 2024, they met six times. Directors are elected annually
by shareholders and can be removed at any time by a simple majority vote.

Audit committee

Ternium S.A. is required to have an audit committee as long as its shares are listed on a regulated market. This committee must have at least three members, with a majority being independent directors. As of May 6, 2025, the committee is composed of three independent members: Gioia Ghezzi, Vincent Robert Gilles Decalf (Chair) and Lorenza Martinez Trigueros.

The committee operates under a charter updated in November 2021. It supports the Board of Directors by overseeing the integrity of the company’s financial statements and the effectiveness of its internal controls. It also recommends the appointment and monitors the independence and performance of the external auditors.

132. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ALACERO SUMMIT 2024	Ternium’s executives participated as speakers at the most important event of the Latin American steel industry, sharing their vision on the present and future of the sector.

The committee reviews and approves significant transactions with related parties, ensuring they comply with the company’s policies. It can request all necessary information to evaluate these transactions and ensure they follow the Related Party Transactions Policy.

Additionally, the audit committee manages Ternium’s Clawback Policy, which governs the recovery of wrongly awarded performance-based compensation in the case of a financial restatement.

The committee has full authority to investigate any relevant matter, access external auditors and employees, and hire independent advisors when needed.

For more information on the Audit Committee, please refer to Ternium’s latest 20-F filing.

External auditors

Ternium S.A.’s articles of association require the appointment of an independent audit firm according to applicable law. Auditors are appointed by the general shareholders’ meeting, following the recommendation of the audit committee, through a resolution passed by a simple majority vote. The primary responsibility of the auditor is to audit Ternium S.A.’s annual accounts and consolidated financial statements and to present a report on each set of accounts to shareholders at the annual shareholders’ meeting.

According to applicable law, auditors must meet certain conditions of professional qualification and good reputation verified by the Luxembourg

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	133

Compliance framework
A comprehensive set of codes, policies and procedures regulates Ternium’s activities, ensuring compliance with the legislation of each country of operation, industry best practices and core values.

Financial Sector Supervisory Commission (Commission de Surveillance du Secteur Financier) and be registered as members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises).

At the annual shareholders’ meeting held on May 6, 2025, PwC Luxembourg was re-appointed as Ternium S.A.’s statutory auditor for the fiscal year ending December 31, 2025.

CORPORATE POLICIES AND CODES

Ternium has adopted a comprehensive set of codes, policies and procedures to regulate its activities, ensuring compliance with the legislation of each country of operation, industry best practices, and the company's core values.

Some of the most important ones are available at Ternium’s website and include:

■ Code of Conduct: They incorporate guidelines and
standards of integrity and transparency that apply to all directors, officers and employees. They cover various guidelines to ensure a healthy and safe work environment, respect for human and labor rights, environmental protection, fair and transparent competition, and the safeguarding of data privacy for employees and business partners. As far as the nature of each relation permits, the principles and standards contained in the Code of Conduct also apply to contractors, subcontractors, suppliers, associated persons, or anyone who performs services for or on behalf of Ternium. Ternium’s Code of Conduct was revised during 2023 and is effective as from March 1, 2024. To date, 99% of white-collar employees have reaffirmed the new version.

■ Policy on Business Conduct: it establishes the principles
and procedures that guide Ternium in complying with anti-bribery and anti-corruption regulations, as outlined in our Code of Conduct. It requires ethical behavior in all business activities, strictly forbids improper payments, and defines specific responsibilities for directors, officers, and employees. The policy also includes provisions for due diligence processes, internal accounting controls, acceptable expenditures, and training initiatives aimed at promoting a culture of integrity and compliance. The latest update of the Policy on Business Conduct is effective as from September 1, 2024.

■ Code of Conduct for Suppliers: The code covers various
expectations and obligations, including the compliance with international trade laws and regulations, conflict of interest, bribery, accounting and business records, use of Ternium assets, and protection of information. It also addresses safety, labor relations, human rights, discrimination, harassment, environmental responsibility, and evaluation and control of suppliers. Compliance with the code is crucial for suppliers, as it influences their selection, evaluation and contracting, ensuring ethical and responsible conduct throughout the supply chain.

134. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

“The Business Conduct Compliance Program is essential to strengthening our organizational culture. Through continuous training and the promotion of ethical practices, we aim to prevent corruption risks and ensure integrity across all our operations.”

MARINA CALLEJO CHIEF BUSINESS CONDUCT COMPLIANCE OFFICER
■ Code of Ethics for Senior Financial Officers: Delineates the
ethical standards and responsibilities for individuals in key financial roles, including the principal executive, financial and accounting officers. It mandates honest and ethical conduct, avoidance of conflicts of interest, and the provision of accurate and transparent disclosure in all reports and documents. Compliance with laws and regulations is paramount, and any violations must be promptly reported to the Internal Audit department. Violations may result in disciplinary action, including termination of employment, and may also incur legal consequences. The Code ensures protection for whistleblowers and requires approval from the Audit Committee for any waivers or amendments.

■ Corporate Policy on Securities Trading: Ternium’s policy on non-public information and securities trading establishes guidelines for board members, officers and employees to comply with securities laws and regulations. It emphasizes that non-public information belongs to the company, and those who possess it are responsible for safeguarding it for the benefit of the company and its shareholders. These individuals, along with their family members, are prohibited from trading in the company’s securities based on non-public information. Additionally, blackout periods are specified in a procedure and reviewed periodically. Non-compliance with this policy may result in civil, criminal and disciplinary sanctions, and directors and employees should be mindful of the risks when buying or selling securities at times when non-public information may affect transactions.

Other policies and procedures related with ethical behavior recently updated are:

■ Personal Data Protection Policy (2024)
■ Key Principles of Ternium's Policy on Business Conduct for Third Parties (2024)
■ Document Retention Policy (2023)
■ Admissible Gifts and Gifts Acceptance Procedure (2023)
■ Clawback Policy (2023)
■ Conflicts of Interest and Non-Competition Policy (2022)
■ Related Party Transactions Policy and Procedure (2022)
■ Anti-fraud Policy (2022)
■ Financial and Accounting Controls Policy (2022)
■ Guidelines for Compliance with Competition Regulations Policy (2022)
■ Charitable Contribution Authorization Manual (2022).

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	135

Business Conduct Compliance Program

Ternium is committed to building a corporate culture of business ethics based on ethical behavior and compliance with the law. The Company developed its Business Conduct Compliance Program (BCCP) focused on the prevention of bribery and mitigation of corruption risks. It is comprised of the following key compliance activities: risk assessment and planning, normative implementation, advising and guidance, communications, training, certifications, third-parties, monitoring and auditing, discipline and remediation, and benchmarking. It involves all employees and is aimed at promoting the implementation of best practices in business conduct internally and regarding the relations with customers, suppliers, state-controlled entities and other third-parties.

The company appointed a Business Conduct Compliance Officer (BCCO) to implement, communicate, conduct and supervise such Compliance Program aimed at identifying and mitigating corruption risks, managing third-party corruption risk and fostering a culture of compliance, integrity and transparency and to promote a culture of ethics. The BCCO reports directly to the CEO and the Audit Committee.

The Company regularly issues, reviews and validates its codes, policies, procedures and standards following anti-corruption and ethical business regulations and its developments, including the U.S. Foreign Corrupt Practices Act (FCPA) and the fundamentals of the OECD Convention on Combating Bribery of Foreign Public Officials. The Board of Directors has approved an updated Business Conduct Policy, published in 2024.

Ternium has defined specific procedures for hiring professional services providers that act on behalf of or otherwise represent the company before governmental entities, including those retained to assist in obtaining permits or licenses, customs agents, advisers and law firms. These procedures include a due diligence process, internal authorizations and contract provisions to ensure third-party’s commitment to Ternium’s anti-bribery policies.

945
PARTICIPANTS
IN 112 LIVE TRAINING SESSIONS ON THE POLICY ON BUSINESS CONDUCT (2024)

3,483
EMPLOYEES COMPLETED
THE MANDATORY E-LEARNING
OF THE NEW POLICY ON BUSINESS
CONDUCT LAUNCHED IN 2024

The company has implemented a procedure that outlines the methodology for conducting background checks as part of risk assessments for various entities and individuals, aligning with the Business Code of Conduct. These checks offer vital insights into the compliance history, reputation, and qualifications of monitored subjects, encompassing financial data, affiliations, and connections to governmental bodies.

In addition, Ternium approved, as part of the policy update, the Key Principles of Ternium’s Policy on Business Conduct for Third Parties. This means that the Company does not and will not authorize, participate in, or tolerate any business practice by third parties that does not comply with, or that violates the intent of the principles of its policies.

136. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

The company recognizes the significance of effective communication in cultivating an ethical culture within the organization. Ternium places a high priority on maintaining constant communication with directors, senior managers, and employees to enhance their understanding of compliance risks and the importance of adhering to applicable principles and regulations.

Ternium encourages active participation from all departments and emphasizes the value of seeking guidance when encountering red flags or ambiguous situations. By fostering open communication and promoting awareness, Ternium aims to strengthen its ethical framework throughout the organization.

Training on anti-bribery policies and procedures

Ternium has implemented an extensive training program on its anti-bribery policy and procedures.
This program aims at training Ternium’s employees on the company’s ethical commitment along with providing a clear set of guidelines and values.

In order to define the scope of application and concentrate efforts, sensitive functions are identified based on a risk matrix that takes into account the type of operation, the country of operation, and/or the involved parties. Individuals occupying or performing these functions generally become the focal point of the corporate compliance program activities.

However, all Ternium employees are obliged to acknowledge and adhere to the guidelines of the Code of Conduct upon joining the company. Eligible employees have to complete a mandatory e-learning course that includes the resolution of practical cases and a final evaluation and, according to their level of exposure, participate in an on-site or live training workshop as well.

81% of Ternium’s eligible employees have completed the training course on the company’s Policy on Business Conduct after its update in 2024. During the year, Ternium delivered live training sessions with focus on the upgraded Policy on Business Conduct, and the new Due Diligence Digital Tool for third-parties. Our anti-bribery training program also covers third-parties that represent or act on behalf of Ternium.

COMPLIANCE LINE

Ternium has established and encourages the use of its Compliance Line. This confidential channel is available to all employees, suppliers, customers and other stakeholders who wish to report any type of alleged breach of the Code of Conduct or Ternium’s policies. The Compliance Line is managed by the Company’s Internal Audit department, which is independent of the operating areas, under the supervision of the Company’s Audit Committee.

The identity of the reporting person and the reported fact itself remain confidential as long as it is so permitted by applicable laws and regulations.

A reliable channel
Employees, suppliers, customers and stakeholders have the Compliance Line available to report any type of alleged breach of the Code of Conduct or Ternium’s policies. The identity of the reporting person remains confidential.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	137

Ternium takes action, as necessary, to avoid retaliation against those who use the Compliance Line in good faith.

Ternium’s Compliance Line is available in Spanish, Portuguese and English. Reports may be submitted in person, online, by email or through our toll-free numbers available in most of the countries where Ternium operates.

In 2024, 50% of analyzed complaints were substantiated and resulted in corrective actions, including dismissals, termination of commercial relationships and improvements in the Company’s internal control environment. 44% of the complaints were specifically related to workplace environment matters.

Shareholders’ compliance line

In addition, Ternium has a web-based confidential channel for investors to communicate their concerns directly to the company’s Audit Committee, which is the Shareholder’s compliance line. The Audit Committee regularly reviews the status of all reports received through this line with the assistance of the Chief Audit Executive.

CONTINUOUS TRAINING	Through in-person sessions, online training and simulation exercises, Ternium raises awareness on key topics like business conduct and cybersecurity.

138. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

Risk Management Policy
It defines roles and responsibilities and outlines key elements of the risk assessment process. It also includes the creation of a management-level Critical Risks Committee (CRC).

RISK MANAGEMENT

Ternium has established a Risk Management Policy that provides guidelines for identifying and managing business risks, complementing internal control measures and ensuring compliance with applicable laws and regulations. It defines roles and responsibilities and outlines key elements of the risk management process, including the classification of critical risks and potential response actions. The policy also includes the creation of a management-level Critical Risks Committee (CRC), responsible for monitoring, evaluating and reviewing the company’s risk exposure.

The CRC is composed of senior executives, including the Chief Executive Officer (CEO), Chief Financial Officer (CFO), Regional Presidents, Chief Industrial Operations Officer (CIOO), Chief Audit Executive (CAE), Chief Information Officer (CIO), Chief Technology Officer (CTO), Chief EHS Officer (CEHSO), Chief Engineering & Automation Officer (CEAO), General Counsel, Vicepresident Mining, Vicepresident Global Mining, Operations Vicepresidents, Global Sustainability Senior Director,
Global Investor Relations & Compliance Senior Director and Global Risk, Cash Management & Treasury Senior Director. The CRC meets at least three times a year. In 2024, the committee met three times. The Company’s Board of Directors receives annually reports from the Chief Executive Officer and the Chief Financial Officer on risk management.

Ternium also follows a Risk Management Procedure that defines the risk categories to be assessed and the characteristics to be evaluated. Risks are classified
as follows: risks related with sites’ infrastructure
or industrial processes; risks related with products
or services; environmental risks; climate change
risks; intellectual property risks; IT-related risks; financial risks and corporate governance and human resources risks.

Each relevant area evaluates the time horizon, probability of occurrence and potential impact of each risk. The impact is assessed differently depending on whether it affects personnel, the environment, infrastructure, the company’s business or its reputation.

CRC meetings focus on monitoring risks considered highly significant or critical according to Ternium’s risk matrix.

Cybersecurity risk management

Ternium has appointed an Information Security Officer to evaluate cybersecurity risks and manage related incidents. This officer reports to the Chief Information Officer (CIO), who in turn reports to the Chief Financial Officer (CFO). The Board of Directors receives quarterly updates from both the CEO and CFO on overall risk management, including cybersecurity, and once a year the CIO presents a detailed cybersecurity report to the Board.

Like other risks in the Risk Management Matrix, cybersecurity risks are classified as critical, very significant, significant, or less significant based on their potential impact, likelihood, and severity. High-priority risks are reviewed at least three times as defined in the Risk Management Policy.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	139

CYBERSECURITY MANAGEMENT	Ternium has a specialized team in charge of monitoring and improving cybersecurity measures, as well as evaluating supplier and third parties’ practices in their access to the systems and data.

In today’s complex digital landscape, Ternium works with specialized third-party providers to enhance its internal cybersecurity capabilities. These consultants support efforts in areas such as: risk and vulnerability assessments, independent security audits, penetration testing, policy development and implementation of security controls, employee training and awareness programs and real-time incident response through Security Operations Centers (SOCs).

The Global Cybersecurity Director leads Ternium’s cybersecurity team and coordinates closely with third-party vendors to ensure all activities align with company objectives and standards. Vendors are selected based on their experience, certifications, and proven track record in the field.

Ternium’s Global Cybersecurity Director has led the company’s cybersecurity function since 2006. He holds a degree in Information Systems Engineering and a CISM (Certified Information Security Manager) credential from ISACA.

Given the company's reliance on digital systems, Ternium has adopted cybersecurity policies and controls aligned with industry best practices and international frameworks, including those from NIST, OWASP, and ISO. The cybersecurity team continuously monitors and improves security measures and also evaluates the cybersecurity practices of suppliers and third parties with access to critical systems and data.

During 2024, we have not experienced any incidents impacting business-critical IT systems.

140. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors		Executive Officers

Chairman	Paolo Rocca	Chief Executive Officer	Máximo Vedoya

Vice-Chairman	Daniel A. Novegil	Chief Financial Officer	Pablo D. Brizzio

	Roberto Bonatti Gioia M. Ghezzi (*) Vincent R. Gilles Decalf (*) Lorenza Martinez Trigueros(*) Alicia L. Móndolo Gianfelice M. Rocca	Ternium Mexico	César A. Jiménez Flores
President

		Ternium Argentina	Martín A. Berardi
President

		Ternium Brazil	Titus F. Schaar
President
Secretary	Arturo Sporleder
		International Business Unit	Héctor Obeso Zunzunegui
President
Audit Committee
		Chief Planning Officer	Oscar Montero Martínez

Chairman	Vincent R. Gilles Decalf (*)	Chief Human Resources	Rodrigo Piña
Officer
Gioia M. Ghezzi (*)
	Lorenza Martinez Trigueros(*)	Chief Engineering and	Pablo Hernán Bassi
Automation Officer

		Chief Industrial Operations	Carlos Alberto Baieli
Officer

		Chief Environment, Health	Marina Valeria Chiesa
and Safety Officer

(*) Independent Directors		General Counsel	Fernando Duelo

The current composition of the Board of Directors was defined by the Shareholders’ Meeting held on May 6, 2025.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	141

INVESTOR INFORMATION

Global Investor Relations and Compliance Senior Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Phone: +54 11 4018 8389
U.S. toll free: 866 890 0443

Luxembourg Office	ADS Depositary Bank
26, Boulevard Royal - 4th floor	BNY Mellon
L2449 - Luxembourg	Computershare
Luxembourg	P.O. Box 43078
Phone: +352 2668 3152	Providence, RI 02940-3078

Stock Information
New York Stock Exchange (TX)
CUSIP Number: 880890108

Internet
www.ternium.com

144. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ANNEX 1 RECOGNITIONS

Our ongoing efforts
Ternium has been recognized on various fronts for its commitment to excellence and innovation in the steel industry. These awards underscore Ternium's dedication to sustainability, technological advancement and social responsibility, highlighting the company's leadership
and impact within the global
steel sector.

SUSTAINABILITY

WORLDSTEEL
Sustainability Champion 2025
In recognition of the sustainability efforts and performance in 2024
–
April 2025

ECOVADIS
Silver Medal
Top 15% in the “Manufacture of basic iron and steel” industry
Percentile 92nd
–
April 2025

RECOGNITION AS NATIONAL EXAMPLE – ROBERTO ROCCA TECHNICAL SCHOOL
4th Voluntary National Review of the 2030 Agenda
Government of Mexico
–
July 2024

HUMAN RIGHTS CAMPAIGN FOUNDATION®

2024

MEJORES

LUGARES PARA TRABAJAR

Por Equidad LGBTQ+

100% HRC EQUIDAD MX™

(*)
(*) Recognitions in Mexico, Brazil and Argentina

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	145

ENVIRONMENT

2024 CDP
B for Climate
B for Water Security
–
February 2025

BRAZILIAN GHG PROTOCOL PROGRAM
Gold Seal for the report on GHG emissions inventory for the year 2023
(Ternium Brazil)
–
2024

CONCAMIN MEXICO 4.0 AWARD
Category: Intelligent and Sustainable Technological Solutions – Large Company with the Carbon Dioxide Capture Project
–
October 2024

HUMAN RESOURCES

BEST PLACE TO WORK LGBTQ+
Triple Certification: Best Places to Work for LGBTQ+
HRC Equidad MEX
HRC Equidad AR
Equidade BR
–
2024 - 2025

GOVERNANCE

GRUPO EXPANSIÓN RANKING
500 Companies Against Corruption
–
June 2024

CUSTOMER’S RECOGNITIONS

SCHNEIDER
SUSTAINABILITY IMPACT AWARDS 2024
Category: “Country/Zone Winners” Mexico and Central America
(Ternium Mexico)
–
March 2025

TOYOTA LATIN AMERICA & CARIBBEAN
OUTSTANDING SUPPLIER AWARD 2024
Based on consistent product quality, on-time deliveries without line stops, smooth negotiation processes, timely support for trials, and ideas that help reduce costs.
(Ternium Argentina)
–
May 2025

146. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ANNEX 2 CERTIFICATIONS ISO 14001 AND ISO 45001

COUNTRY	UNIT	INSTALLATION TYPES	PROCESS TYPES	ISO 14001	ISO 45001

Mexico	Guerrero	Production Site	Integrated	•	•
	Apodaca	Production Site	Integrated	•	•
	Puebla	Production Site	Integrated	•	•
	Juventud	Production Site	Downstream	•	•
	Churubusco	Production Site	Downstream	•	•
	Monclova	Production Site	Downstream	•	•
	Universidad	Production Site	Downstream	•	•
	Pesquería	Production Site	Downstream	•	•
	Tenigal	Production Site	Downstream	•	•
	Alzada	Mining	–	•	•
	Aquila	Mining	–	•	•
	Encino	Mining	–	•	•
	Palomas	Mining	–	•	•
	Tecoman	Mining	–	•	•
	Peña Colorada	Mining	–	•	•
Argentina	San Nicolás	Production Site	Integrated	•	•
	Canning	Production Site	Downstream	•	•
	Haedo	Production Site	Downstream	•	•
	Florencio Varela	Production Site	Downstream	•	•
• Certificated • Not Certificated

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	147

COUNTRY	UNIT	INSTALLATION TYPES	PROCESS TYPES	ISO 14001	ISO 45001
Argentina	Ensenada	Production Site	Downstream	•	•
Brazil	Rio de Janeiro	Production Site	Integrated	•	•
USA	Shreveport	Production Site	Downstream	•	•
Colombia	Manizales Steel	Production Site	Integrated	•	•
	Atlántico	Production Site	Downstream	•	•
Guatemala	Villa Nueva	Production Site	Downstream	•	•
• Certificated • Not Certificated

ISO 50001: 2018 CERTIFIED PROCESSES

FACILITY SECTOR	MEXICO			ARGENTINA	BRAZIL

	GUERRERO	PUEBLA	PESQUERÍA	SAN NICOLÁS	RIO DE JANEIRO

Coke Plant	N/A	N/A	N/A	•	•
Reduction Processes	•	•	N/A	•	•
Steel Shop	•	•	N/A	•	•
Hot Rolling Mill	•	•	•	•	N/A
Downstream lines*	•	N/A	•	•	N/A
Utilities**	•	•	•	•	•
Power Plant	N/A	N/A	N/A	•	•
• Certificated • On Progress N/A Not Applicable

* Downstream lines: including, among others, Cold-Rolling Mill, Electro-Tinplating line, Hot Dip Galvanizing Line, and Color-Coating Line, when applicable.
** Utilities: this term refers to general industrial services such as the production or provision of electrical energy, gases (oxygen, compressed air, nitrogen, argon), water, steam, and wastewater treatment, when applicable.

148. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ANNEX 3 OUR COMMITMENT TO THE SUSTAINABLE DEVELOPMENT GOALS
"We reaffirm our commitment to the UN Global Compact Initiative and to continue integrating its principles into the company’s strategy, culture and day-to-day operations." Máximo Vedoya, Chief Executive Officer.

GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE

		Supporting nearby communities’ access to basic services in times of adversity while reducing vulnerable individuals’ exposure to economic, political and social crises
	1.4	In Argentina, we continued supporting the NGO TECHO by providing materials for the construction of homes and, in 2024, also for sanitary modules. A total of 960 homes and 281 sanitary modules were built across 12 provinces, with 135 tons of steel donated.
		Promoting our people’s health and well-being by means of preventive initiatives and concrete actions
	3.1; 3.c	Since 2022, Clínica Nova Hospital has offered a Women's Health Clinic, bringing together specialties such as gynecology, obstetrics, maternal-fetal medicine, reproductive biology, menopause care and ultrasound services. The clinic also provides breast reconstruction services.	94
	3.4	Ternium has a Health Surveillance and Medical Control program that includes occupational health exams and medical studies for employees. The program ensures compliance with legal requirements, monitors the health of employees exposed to specific risks, verifies fitness for tasks, and offers voluntary exams. It also conducts mandatory check-ups as required by law and voluntary annual check-ups to improve health and track common conditions for statistical analysis.	94
	3.5; 3.a	In 2024, the Third Occupational Health Conference focused on substance use in the workplace, highlighting prevention and intervention efforts. In Argentina, the tobacco cessation program continues to be implemented across local facilities.	56
	3.8	Efforts to expand medical coverage include the operation of Clínica Nova Hospital in Monterrey and Clínica Águila in the mining region of Michoacán in collaboration with the IMSS, as well as vaccination campaigns for our employees.	94
	3.d	Preventive campaigns about recurrent diseases, treatment and follow-up.	56
		Directing a significant portion of Ternium’s community investments towards education, as a catalyst for equal opportunities and individual and social progress
	4.1, 4.6	The Roberto Rocca Educational Programs span the entire academic journey—from elementary school to university—supporting children and young people in reaching their full potential and becoming active contributors to society. These programs place a strong emphasis on technical and innovative skills, with a particular focus on developing STEM (Science, Technology, Engineering, and Mathematics) competencies, socio-emotional abilities and literacy. Ternium provides direct financial support through scholarships, both within the Roberto Rocca Technical School and as external aid for students attending other institutions. In 2024, Ternium invested $10 million in educational programs.	94
	4.3, 4.5	The company has been actively working to increase female participation in technical education. In 2024, the proportion of female students in each program was as follows: 38% at the Roberto Rocca Technical School, 54% in the afterschool program, and 45% among scholarship recipients.
	4.4	The Roberto Rocca Technical School also serves as a bridge between students and industry, helping them transition into the job market by teaching them how to solve real-world problems under expert supervision. In 2024, 118 final-year students completed internships at 10 local companies, 57 of them at Ternium.	94

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	149

GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE

	4.6	The Roberto Rocca Technical School offers math and language courses for elementary school students preparing to enter high school. Separately, through the Roberto Rocca Technical Gene Program, we enhanced math education in schools across our communities, benefiting more than 750 teachers and students from five schools.	94
	4.a	The Roberto Rocca Technical Gene Program supports public technical schools by providing training and upgrading equipment and infrastructure. Roberto Rocca Technical Gene is present in 8 schools in 4 countries, reaching 1,638 students and teachers. Through the Volunteers in Action Program, Ternium employees work with local communities to improve nearby schools by renovating classrooms, updating furniture and enhancing common areas. In 2024, 1,746 volunteers from Ternium worked to transform 11 schools in Argentina, Colombia, Mexico, Guatemala, Uruguay and USA.	94
	4.b	In 2024, the program awarded a total of 1,544 scholarships, a quantity 10% higher than in 2023.	94
	4.c	From July 2023 to June 2024, we provided over 2,500 hours of training to teachers and staff at the Roberto Rocca Technical School.	94
		Valuing the diversity of our employees and contributing to the empowerment of women
	5.1, 5.2	Inclusive work environment framework: commitment to WEPs, Diversity and Work Environment and Free of Harassment Policy and Human Rights Policy, establishment of an anonymous reporting line: Compliance Line, continuity of Diversity+ Program and Lean In Circles, implementation of the Flexible Program and paid leave for recent parents and caregivers.	74
	5.5	Progress in increasing women's representation in managerial positions and on the Board of Directors.	74
	5.b	In 2024, Ternium Argentina’s Historia Viva program featured a student podcast competition on “Women in Science, Technology, and Engineering,” highlighting the role of women in industry and the importance of gender diversity.	94
		Ensuring the efficient use of water by developing a site-specific strategy according to its availability and supporting nearby communities during water shortage
	6.1	In 2024, the company installed 47 rainwater harvesting systems in five schools and 42 homes near its plants in Puebla, Michoacán and Nuevo León (Mexico), benefiting over 3,000 people and collecting 3.4 million liters of water annually.	94
	6.2	In 2024, we continued supporting the NGO TECHO in Argentina, including the construction of sanitary modules. A total of 281 sanitary modules were built across 12 provinces.
	6.3	Improvements in water treatment facilities at all our sites.	40
	6.4	Efficient water-use circuit design: a 100% closed circuit in Colombia and the replacement of groundwater with sewage water in Mexico, resulting in a low water intensity rate per ton of crude steel at our Mexican facilities.	40
	6.6	Active involvement in: reforestation activities in areas affected by fire, projects to study and improve land and marine biodiversity, local flora and fauna protection in the locations where we operate.	40
		Enhancing operational energy efficiency and increasing renewable energy utilization
	7.2	Ternium aims to achieve a 41% share of renewable energy in purchased electricity for the hot-rolling process by 2030. In 2024, we began operations at a wind farm in Olavarría, Argentina. We also continued replacing natural gas with biomethane at our Brazilian facility. In Mexico, we have implemented smaller on-site solar energy projects.	22
	7.3	In 2024, we continued our Energy Efficiency Program. Additionally, 91% of our crude steel was produced at sites certified under ISO 50001.	22
		Promoting sustainable economic growth and productive employment
	8.1	Sustained economic growth: adjusted EBITDA of $2.0 billion in 2024; 34 thousand employees, including Usiminas.	153
	8.2	Economic productivity achievements through strategic initiatives: state-of-the-art hot rolling mill and R&D center in Pesquería, downstream and upstream project announcements in Pesquería, increased participation in Usiminas' control group, technology development and employee skill enhancement.	110
	8.3, 8.a	Empowered SMEs within the industry's value chain via the ProPymes Program.	110
	8.4	Decoupling economic growth from environmental degradation: 98.8% material efficiency rate in steel operations, 28% of steel scrap per ton of crude steel, increased co-product utilization, waste water reuse.	22

150. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE

	8.5	Ternium hires people with disabilities through inclusion programs. In Argentina, the initiative started in 1997 with the hiring of graduates from local vocational centers and continues today. Brazil has a similar program, with annual events and outreach to attract candidates.	74
	8.6	Boosting students' interest in pursuing industrial careers via Roberto Rocca Technical School, Roberto Rocca Technical Gene Program and Roberto Rocca After School Program.	94
	8.8	Promoting a safe working environment: Occupational H&S Policy, H&S Management System, use of technology for the detection of unsafe actions, and tools to reject unsafe tasks.	56
		Building resilient infrastructure and fostering innovation
	9.2	Through the ProPymes program in Argentina and Mexico, Ternium supports small and medium-sized enterprises (SMEs) within its value chain. The goal is to strengthen the competitiveness of both customers and suppliers while promoting steel demand in key markets. ProPymes fosters knowledge-sharing and management skills, with a strong focus on business growth, export development, and improved competitiveness. Over the years, the program has built a broad collaborative network of SMEs, currently over 2,200 companies.	110
	9.3	Financial assistance through the ProPymes program: promotion of investments to improve productivity and increase the installed capacity of SMEs for more than 20 years.	110
	9.4	The company has launched several projects to continue growing sustainably. The DRI-EAF plant under construction in Pesquería, Mexico (expected to begin operations at the end of 2026), will produce exposed steel for the automotive industry with the lowest emissions rate per ton on the market. Additionally, it will incorporate technologies to improve energy efficiency, capture CO₂ for commercial use, and operate with renewable energy by 2030.	110
	9.5, 9.b	Ternium invested $23.8 million in R&D in 2024.	110
		Reducing inequalities based on education, health and integration projects
	10.2	Ternium promotes social inclusion through various initiatives, such as its educational programs that cover the entire school cycle and health services like the Comunitario Hospital at Clínica Nova and Clínica Águila in Mexico.	94
	10.3	Ternium fosters an equal opportunity workplace through various initiatives, including a disability inclusion program in Argentina, the Opportunities Committee, Lean In Circles, the use of bias-free recruitment technology, maternity mentoring, updated parental leave policies, and a Compliance Line. In its educational programs, the company also promotes greater participation of women in industrial activities.	74
		Promoting resilient and sustainable cities and human settlements, envisioning steel as a vital component of the circular economy
	11.1	In Argentina, we continued supporting the NGO TECHO by providing materials for the construction of homes and, in 2024, also for sanitary modules. A total of 960 homes and 281 sanitary modules were built across 12 provinces, with 135 tons of steel donated.
	11.3	Ternium actively promotes the use of steel for dry construction housing in both Argentina and Mexico. In Argentina, this system has been officially recognized as a traditional construction method by the Ministry of the Interior, Public Works, and Housing, and its use has expanded nationwide. It offers advantages such as reduced construction time and costs, and better thermal insulation compared to traditional brick construction. In 2022, Ternium demonstrated the rapid assembly of a 60 m² steel-framed house in just four hours during the 21st ProPymes Seminar, showcasing the system's efficiency and potential for scalability.
	11.4	In 2024, Ternium invested $1.7 million in cultural initiatives that reflect its belief in art and culture as drivers of innovation, diversity and human connection. The company organized four Film Festivals in Argentina and Mexico, attracting over 8,860 attendees with films curated by the PROA Foundation. It also continued supporting the Photographic Archives program in Argentina, which preserves and shares historical image collections through social media, exhibitions, outdoor shows and fairs.	94
	11.6	Implementation of actions to minimize environmental impact on air and water, and to enhance waste management practices.	40
	11.7	In Mexico, Ternium has implemented several initiatives to enhance the areas surrounding its facilities by creating green spaces, promoting sustainability, and supporting the well-being of employees and nearby communities. As an example in 2023, at the Churubusco facility, more than 80 volunteers—including employees and their families—participated in planting 908 shrubs and 11 native trees such as anacahuita, oak, and holm oak in pollinator gardens near the main offices. This activity, carried out in collaboration with the civil organization Abeja y Planta, aims to strengthen the company’s environmental culture and improve the workplace environment.	40; 94

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	151

GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE

		Taking a proactive approach to sustainable consumption and production
	12.2; 12.5	Ternium promotes circular practices by selling co-products to other industries, recycling all steel scrap from its production processes, and incorporating scrap purchased from third parties. The company also sells granulated slag from its blast furnaces to the cement industry, and cleans recovered gases from coke and blast furnace batteries for energy generation.	40
	12.4	Ternium manages waste in compliance with the environmental regulations of the countries where it operates.	40
	12.6	Ternium S.A. integrates ESG information into its Sustainability Report, Annual Report, and 20-F filing. It also participates in worldsteel’s Climate Action Program, the Steelie Awards, and the worldsteel data collection initiative, and responds to ESG assessments such as CDP and EcoVadis. Within its supply chain, Ternium promotes the use of ESG scoring tools like Open-ES and EcoVadis among its suppliers.
	12.8	Ternium has incorporated environmental topics into Ternium University’s courses to raise awareness, including subjects such as energy efficiency in operations. As of 2024, 84% of Ternium's workforce has received training on environmental issues.	40
		Taking action towards climate change and its impacts
	13.1	Identification and assessment of risks related to climate change and development of action plans by the Critical Risks Committee.	22
	13.2
In 2024, Ternium updated its 2030 decarbonization target to a 15% reduction in intensity up to hot rolling from the 2023 baseline, considering Scopes 1, 2, and 3 (categories 1 and 10) under the GHG Protocol methodology. This update better reflects Ternium’s operational structure, as hot rolling capacity exceeds steelmaking capacity. The new methodology also facilitates comparisons with other industries and supports compliance with regulations like the EU Corporate Sustainability Reporting Directive (CSRD).
Ternium’s decarbonization strategy for 2030 focuses on five key areas: Prioritizing low-emission production technologies; Increasing renewable energy use; Expanding CO2 capture and usage capacity; Advancing energy efficiency and industrial performance; Increasing scrap usage in the metallic mix.

			22
	13.3	Ternium improves employee awareness of environmental topics through Ternium University and promotes environmental discussions within the value chain, supported by the ProPymes Environmental Program.
	13.a	Ternium invested $198 million in 2024 in projects related with its decarbonization roadmap.	22
		Conserving and sustainably using water, preserving the surrounding flora and fauna
	14.2; 14.a	In Brazil, Ternium is collaborating with the Federal University of Rio de Janeiro and the Boto Cinza Institute on a marine biodiversity research project focused on the grey dolphin. The project, which includes ecological and health studies, aims to enhance conservation efforts and reduce risks to marine life, while also promoting environmental education in local communities.	40
		Leading efforts and resources to protect and preserve biodiversity
	15.1	Ternium is committed to protecting terrestrial ecosystems. For example, the company sponsors Rewilding Argentina Foundation projects in the Iberá wetlands, a protected area in northeastern Argentina. These initiatives, part of the National Geographic Society’s Last Wild Places, aim to reintroduce endangered species like the giant otter and jaguar.	40
15.2	Ternium is involved in various initiatives to restore forested areas. For instance, in February 2024, the company partnered with the Universidad Autónoma de Nuevo León (UANL) to restore 232.96 hectares of forest in the “Bosque Escuela” (Forest School), which was severely affected by a wildfire in April 2021.
		Additionally, Ternium has collaborated with Chipinque and the Autonomous University of Nuevo León, contributing to the planting of over 200,000 trees in the Cumbres de Monterrey National Park over the past two years. In 2024 alone, more than 700 trees were planted in San Nicolás and Apodaca, with the support of over 300 employee volunteers.	40
15.5	In 2024, Ternium’s mining units, Las Encinas and Peña Colorada, continued to enhance their environmental efforts through reforestation and biodiversity protection programs. At Las Encinas, over 19,800 trees were planted in new areas, while more than 78,000 trees were used for enrichment and replanting, covering 19.4 hectares and maintaining over 310 hectares previously reforested.
At Peña Colorada, reforestation efforts reached a total of 160,000 plants, including 13 species protected under the NOM-059-SEMARNAT-2010 regulation. Additionally, 78.5 kilometers of firebreaks were established, and 16 wildfires were successfully controlled in collaboration with CONAFOR’s firefighting brigades.
			40

152. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE

		Promoting accountable and inclusive actions to long-term sustainability
	16.5	Ternium has developed its Business Conduct Compliance Program (BCCP) to prevent bribery and mitigate corruption risks. The program includes key components such as risk assessment, policy implementation, guidance, communication, training, certifications, third-party management, monitoring and auditing, disciplinary measures, remediation, and benchmarking. It engages all employees and promotes the adoption of best practices in business conduct—both within the company and in its interactions with customers, suppliers, state-controlled entities, and other third parties.	128
	16.6	At Ternium, responsibility and transparency are fundamental values integrated throughout the organization. The company has established a comprehensive framework of codes, policies, and procedures to guide its operations, ensuring compliance with local laws, alignment with industry best practices, and adherence to its core values.	128
	16.10	Ternium actively promotes public access to information as part of its commitment to transparency and community engagement. Through the “One Mill, One Fan Page” strategy, each facility is connected to a dedicated Facebook page, enabling open communication with surrounding communities. With eight pages and nearly 294,000 followers, these platforms provide timely updates and foster dialogue. Additionally, in 2024, Ternium’s CEO hosted four Live Talks with Q&A sessions, engaging over 3,400 employees on average. In-person meetings with local communities and events like Safety Day further reinforced direct, transparent communication.
		Strengthening the global partnership for sustainable development
	17.6; 17.7	Ternium actively participates in global networks, sharing knowledge and collaborating on R&D and technological innovations. To mention a few, in product development, we participated in the Steel E-Motive initiative for sustainable autonomous vehicles. In climate change, we are collaborating with TechEnergy on the pilot plant for turquoise hydrogen. In health and safety, we collaborate with Humanitas and other companies within the Techint Group to exchange best practices in workplace safety.
	17.11	Ternium supports export-oriented SMEs by facilitating their participation in international trade shows, assisting with product certification for foreign markets (such as the EU), and fostering supplier development for Ternium and other industrial sectors.	110
	17.17	Ternium actively engages with key industry chambers and associations, including worldsteel, Alacero and Canacero, to foster collaboration and contribute to the advancement of industry standards and best practices.	128
	17.19	Ternium reports on economic, financial, environmental, social and governance indicators following international frameworks such as GRI, SASB and TCFD, and provides specific reports on issues like climate change (CDP) and sustainability topics (Ecovadis).

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	153

ANNEX 4 ECONOMIC & FINANCIAL PERFORMANCE
In 2024, Ternium successfully navigated through a downward market prices environment and uncertainties arising from trade tensions in North America during the second half of the year.

Net sales totaled $17.6 billion, remaining stable compared to 2023. With the full year consolidation of Usiminas in 2024, shipments grew by 10% in a year-over-year basis, to 15.6 million tons while average selling prices decreased in an equal magnitude reflecting the overall negative market trend.

Steel shipments in Mexico decreased by 2% due to a weakened commercial market that was largely offset by growth in shipments to industrial customers. The company further advanced in the construction of its new steel mill in the Pesquería industrial center as well as its downstream lines. In Brazil, steel shipments reached 3.9 million tons, largely due to the full consolidation of Usiminas in 2024. Shipments in the Southern Region experienced a 20% decline during the year as the Argentine economy continued its reconfiguration under the new administration’s reforms in the country.

In Other Markets, sales volumes improved in 2024, albeit starting from relatively weak shipments in 2023.

EBITDA was $2 billion, mainly because of a margin decrease driven by the lagged reflection of declining raw material prices in the first-in-first-out cost methodology.

Net cash provided by operating activities was $1.9 billion, with capital expenditures of $1.9 billion as the company advanced in the construction of the new downstream and upstream facilities in its industrial facility in Pesquería, Mexico. Additionally, the wind farm in Argentina started its operations in December 2024, reaching its full operational capacity by February 2025. Usiminas successfully ramped-up the main blast furnace at its Ipatinga facility, following its relining in 2023.

Although capital expenditures grew in 2024, Ternium continued to show a solid net cash position of $1.6 billion at the end of December 2024.

The dividend proposal for the 2024 period was $530 million, representing a 9% dividend yield.

$18 BILLION In Economic Value Generated (2024)	$14 BILLION In Suppliers	$1.9 BILLION In Capex	$1.5 BILLION In Employees' Wages and Benefits	$859 MILLION In Capital Providers
	$474 MILLION In Taxes	$24 MILLION In Research & Development	$12 MILLION In Community Investments

154. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

	2024	2023	2022	2021	2020

STEEL SALES VOLUME (THOUSAND TONS)
Brazil	3,941	2,014	723	1,160	861
Mexico	8,200	8,355	6,843	6,534	5,913
Southern Region	1,806	2,271	2,362	2,503	1,924
Other Markets	1,674	1,573	1,968	3,028	3,523
Total	15,621	14,213	11,896	13,225	12,221

IRON ORE SALES VOLUME (THOUSAND TONS)
Intercompany	4,959	4,048	3,457	3,809	3,289
Third-parties	6,426	4,128	N/A	N/A	507

ECONOMIC AND FINANCIAL INDICATORS ($ MILLION)
Net sales	17,649	17,610	16,414	16,091	8,735
Operating income	1,263	2,198	2,700	5,271	1,080
Adjusted EBITDA	2,038	2,740	3,415	5,863	1,525
Profit for the year attributable to:
Owners of the Parent	(54)	676	1,768	3,825	779
Non-controlling interest	227	310	325	542	89
Profit for the year	174	986	2,093	4,367	868

Capital expenditures	1,865	1,461	581	524	560
Free cash flow	41	1,040	2,172	2,154	1,201

BALANCE SHEET ($ MILLION)
Total assets	23,129	24,179	17,492	17,098	12,856
Total liabilities	6,997	7,367	3,723	4,863	4,413
Borrowings	2,230	2,146	1,032	1,479	1,723
Net (cash) debt	(1,644)	(1,886)	(2,597)	(1,155)	372
Capital and reserves attributable to the owners of the parent	11,968	12,419	11,846	10,535	7,286
Non-controlling interest	4,163	4,393	1,922	1,700	1,157

STOCK DATA ($)
Basic earnings per ADS	1.61	8.59	9.00	19.49	3.97
Approved dividend per ADS	2.70	3.30	2.70	2.60	2.10

Alternative performance measures
Non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. Non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA: equals net income of $174 million adjusted to exclude income tax expense of $554 million, equity in earnings of non-consolidated companies of $69 million, net financial results of $194 million, contingency reversal due to dismissal of public civil action against Usiminas of $34 million, in the fourth quarter of 2024, the impairment of Ternium's investment in Las Encinas mining assets of $32 million.

Free cash flow: Free cash flow equals net cash provided by operating activities of $1.9 billion less capital expenditures of $1.8 billion in 2024.

Net (cash) debt: equals borrowings of $2.2 billion less the consolidated position of cash and cash equivalents and other investments of $3.9 billion in 2024.

Direct Economic Value Generated: equals net sales plus interest income, proceeds from the sale of property, plant & equipment, other operating income, equity in earnings of associated companies and inflation adjustment results, less other financial losses. “Employees” equals labor costs. “Taxes” equals current income tax expense plus cost of sales and SG&A taxes, less the effect of changes in tax law. “Suppliers” equals cost of sales plus SG&A, less labor costs, depreciation of property, plant and equipment, amortization of intangible assets, allowance for obsolescence, cost of sales and SG&A taxes, R&D expenditures and community investments. “Capital Providers” equals dividends paid in cash to company’s shareholders and non-controlling interest, plus interest expense.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	155

ANNEX 5 GRI CONTENT INDEX
In this section, Ternium presents the economic, environmental and social topics that have been prioritized for inclusion in our Sustainability Report. These topics are reported in reference to the Global Reporting Initiative's (GRI) Standard.

Statement of use	Ternium has reported the information cited in this GRI content index for the period January 1st, 2024, to December 31st, 2024, with reference to the GRI Standards.
GRI 1 used	GRI 1: Foundation 2021

TOPIC	DISCLOSURE	DISCLOSURE TITLE	LOCATION

GRI 2: General Disclosures 2021
The organization and its reporting practices	2-1	Organizational details	14; 128 20F 2024 31
	2-2	Entities included in the organization’s sustainability reporting	20-F 2024 F-14
	2-3	Reporting period, frequency and contact point	18; 140
	2-4	Restatements of information Historical quantitative data subject to changes in assumptions or scope are indicated in the footnotes of the Historical Data Annex
2-5
External assurance
The data referred to GHG emissions under the worldsteel methodology and GHG Protocol has been verified by a third party. The results are available on Ternium's website at https://investors.ternium.com/English/ternium/financial-information/default.aspx

Activities and workers	2-6	Activities, value chain and other business relationships	110 20-F 2024 - Item 4
	2-7	Employees	74; 160
	2-8	Workers who are not employees	74; 160
Governance	2-9	Governance structure and composition	128 20F 2024 101
	2-10	Nomination and selection of the highest governance body	128 20-F 2024 101
	2-11	Chair of the highest governance body The chairman is not a senior executive in the organization

156. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

TOPIC	DISCLOSURE	DISCLOSURE TITLE	LOCATION
	2-12	Role of the highest governance body in overseeing the management of impacts	128 20-F 2024 101
	2-13	Delegation of responsibility for managing impacts	128 20-F 2024 101
	2-14	Role of the highest governance body in sustainability reporting Ternium's Sustainability Report is approved by the company's CEO
	2-15	Conflicts of interest	20-F 2024 101
	2-16	Communication of critical concerns	20-F 2024 101
	2-17	Collective knowledge of the highest governance body	20-F 2024 101
	2-19	Remuneration policies	20-F 2024 106
	2-20	Process to determine remuneration	20-F 2024 106
Strategy, Policies and Practices	2-22	Statement on sustainable development strategy	10; 148
	2-23	Policy commitments Ternium's policies are available at: www.ternium.com/en/company/policies
	2-24	Embedding policy commitments	Sustainability Report 2024
	2-26	Mechanisms for seeking advice and raising concerns A confidential channel to report possible irregularities is available at: www.ternium.com/en/compliance-line
	2-28	Membership associations	20-F 2024 101
Stakeholder engagement	2-29	Approach to stakeholder engagement	18
	2-30	Collective bargaining agreements	74; 160
Topic Standards
Economic	GRI 201-1	Direct economic value generated and distributed	153
	GRI 202-2	Proportion of senior management hired from the local community	160
	GRI 203-1	Infrastructure investments and services supported	110; 160
Ethic and integrity	GRI 205-2	Communication and training about anti-corruption policies and procedures	128; 160
Environmental	GRI 301-2	Recycled input materials used	40; 160
	GRI 302-3	Energy intensity	22;160
	GRI 303-1	Interactions with water as a shared resource	40; 160
	GRI 303-2	Management of water discharge-related impacts	40; 160
	GRI 303-3	Water withdrawal	40; 160
	GRI 303-5	Water consumption	40; 160
	GRI 305-1	Direct (Scope 1) GHG emissions	22; 160
	GRI 305-2	Energy indirect (Scope 2) GHG emissions	22; 160
	GRI 305-3	Other indirect (Scope 3) GHG emissions	22; 160

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	157

TOPIC	DISCLOSURE	DISCLOSURE TITLE	LOCATION
	GRI 305-4	GHG emissions intensity	22; 160
	GRI 305-7	Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	40; 160
	GRI 306-3	Waste generated	40; 160
	GRI 306-4	Waste diverted from disposal	40; 160
	GRI 306-5	Waste directed to disposal	40; 160
Social	GRI 401-1	New employee hires and employee turnover	74; 160
	GRI 403-1	Occupational health and safety management system	56; 160
	GRI 403-2	Hazard identification, risk assessment, and incident investigation	56; 160
	GRI 403-4	Worker participation, consultation, and communication on occupational health and safety	56; 160
	GRI 403-5	Worker training on occupational health and safety	56; 160
	GRI 403-6	Promotion of worker health	56; 160
	GRI 403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	56; 160
	GRI 403-8	Workers covered by an occupational health and safety management system	56; 160
	GRI 403-9	Work-related injuries	56; 160
	GRI 404-1	Average hours of training per year per employee	74; 160
	GRI 404-2	Programs for upgrading employee skills and transition assistance programs	74; 160
	GRI 404-3	Percentage of employees receiving regular performance and career development reviews	74; 160
	GRI 405-1	Diversity of governance bodies and employees	74; 160
	GRI 413-1	Operations with local community engagement, impact assessments, and development programs	94; 160

158. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ANNEX 5 SASB IRON & STEEL PRODUCERS CONTENT INDEX

TOPIC	ACCOUNTING METRIC	CODE	PAGES

Greenhouse Gas Emissions	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	EM-IS-110a.1	160

	Discussion of long- and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	EM-IS-110a.2	22

Air Emissions	Air emissions for the following pollutants: (1) CO, (2) Nox (excluding N2O), (3) SOx, (4) particulate matter (PM10), (5) manganese (MnO), (6) lead (Pb), (7) volatile organic compounds (VOCs), and (8) polycyclic aromatic hydrocarbons (PAHs)	EM-IS-120a.1	160

Energy Management	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	EM-IS-130a.1	160
	(1) Total fuel consumed, (2) percentage coal, (3) percentage natural gas and (4) percentage renewable	EM-IS-130a.2	160
Water Management	(1) Total water withdrawn, (2) total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	EM-IS-140a.1	160
Waste Management	(1) Amount of waste generated, (2) percentage hazardous, (3) percentage recycled	EM-IS-150a.1	160
Workforce Health & Safety	(1) Total recordable incident rate (TRIR), (2) fatality rate, and (3) near miss frequency rate (NMFR) for (a) direct employees and (b) contract employees	EM-IS-320a.1	160

Supply Chain Management	Discussion of the process for managing iron ore or coking coal sourcing risks arising from environmental and social issues	EM-IS-430a.1	110

ACTIVITY METRIC	CODE	PAGE

Raw steel production, percentage from: (1) basic oxygen furnace processes, (2) electric arc furnace processes	EM-IS-000.A	22
Total iron ore production (1)	EM-IS-000.B
Total coking coal production (2)	EM-IS-000.C

(1) In 2024, Ternium's mining facilities shipped 2.9 million tons of iron ore, all supplied to its steelmaking operations in Mexico. (2) Coal and metallurgical coals are externally supplied.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	159

ANNEX 5 TCFD CONTENT INDEX

DISCLOSURE		PAGES

Governance	a) Describe the board’s oversight of climate-related risks and opportunities.	22
	b) Describe management’s role in assessing and managing climate-related risks and opportunities.	22; 110
Strategy	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term.	22
	b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.	22 20F 2024, F-43
	c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2˚C or lower scenario.	22
Risk Management	a) Describe the organization’s processes for identifying and assessing climate-related risks.	22; 110 20F 2024 "D. Risks Factors"
	b) Describe the organization’s processes for managing climate-related risks.	22; 110
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	22; 110
Metrics and Targets	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	22
	b) Disclose Scope 1, 2 and, if appropriate, Scope 3 GHG emissions, and the related risks.	22; 160
	c) Describe targets used by the organization to manage climate-related risks and opportunities and performance against targets.	22

160. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

ANNEX 6 ESG HISTORICAL DATA
In this section, Ternium has compiled historical data and additional information related to the selected environmental and social topics for its 2024 Sustainability Report. The operational information contained in this report is based on Ternium’s operational data and does not include Usiminas, unless it is specified.

The financial information is based on Ternium’s consolidated financial statements, which were prepared according to IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons. Historical data related to the selected economic topics has been compiled in the Annex 4: Economic & Financial Performance.

		2022	2023	2024

ENVIRONMENTAL DATA
Environmental and Energy Management Systems
% of employees and contractors working at ISO 14001 certified facilities		98%	96%	97%
% of crude steel produced in ISO 14001 certificated facilities		100%	100%	100%
% of crude steel produced in ISO 50001 certificated facilities		84%	86%	91%
% of mining sites certified with ISO 14001		100%	100%	100%	(1)
Environmental Investment in Operational Sites	$ million	90	98	120
Investment in Decarbonization and Energy Efficiency Initiatives	$ million	19	20	204

GHG Emissions Inventory (GHG Protocol Methodology)					(2)
Gross global Scope 1 emissions	CO2e million tons	17.5	17.9	16.2	(3)
Percentage covered under emissions-limiting regulations			40%	42%
Gross location-based energy indirect (Scope 2) GHG emissions	CO2e million tons	2.1	2.1	2.0
Gross market-based energy indirect (Scope 2) GHG emissions	CO2e million tons	1.8	1.8	1.7	(4)
Gross other indirect (Scope 3) GHG emissions	CO2e million tons	6.4	14.8	16.3	(5)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	161

		2022	2023	2024

ENVIRONMENTAL DATA
C1. Purchased goods and services	CO2e million tons	5.9	9.6	11.4	(6)
C3. Fuel- and energy-related activities not included in scope 1 or scope 2	CO2e million tons		3.4	3.2
C4. Upstream transportation and distribution	CO2e million tons	0.2	1.4	1.5
C5. Waste generated in operations	CO2e million tons		0.1	0.2
C10. Processing of sold products	CO2e million tons		0.1	0.1

Ternium’s Target: GHG Emissions Intensity Up to Hot-Rolled (GHG Protocol methodology)
Scope 1 emissions intensity	tCO2 / tHReq		1.4	1.3
Scope 2 emissions intensity	tCO2 / tHReq		0.1	0.1
Scope 3 emissions intensity (Cat 1 & 10)	tCO2 / tHReq		0.7	0.8
Emission intensity - scopes 1, 2 & 3 (Cat 1&10)	tCO2 / tHReq		2.1	2.2

Energy and CO2 Emissions up to crude steel (worldsteel methodology) GRI 302.3 / 305.1 / 305.2 / 305.3 / 305.4 / 305.7 - SABS EM-IS-110a.1 / EM-IS-120a.1 / EM-IS-130a.1 / EM-IS-130a.2					(7)
Total energy consumed	TJ	236,242	235,542	222,526	(8)
Energy intensity	GJ/ton crude steel	22.7	22.9	23.6
Electricity consumed	MWh	5,776,668	5,750,974	5,461,115	(9)
% of grid electricity		61%	62%	62%
% of renewable			9%	9%
Total fuel consumed	TJ	195,316	190,695	177,751	(10)
Coal		71%	70%	69%
Natural gas		29%	30%	30%
Renewable		0.1%	0.2%	0.3%
Others		0.3%	0.4%	0.5%
Scope 1 emissions intensity	CO2 ton /ton crude steel	1.6	1.6	1.6	(11)
Scope 2 emissions intensity	CO2 ton /ton crude steel	0.1	0.1	0.1	(12)
Scope 3 emissions intensity	CO2 ton /ton crude steel	0.1	0.1	0.2	(13)
Emission intensity - scopes 1, 2 & 3	CO2 ton /ton crude steel	1.8	1.8	1.9	(14)
CO2 Capture and usage	CO2 thousand tons	261	280	274

162. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

		2022	2023	2024

ENVIRONMENTAL DATA

Other Air Emissions GRI 305.7					(15)
Dust emissions - Particulate matter	thousand tons	2.5	3.0	2.5
Oxides of nitrogen (NOx)	thousand tons	8.2	6.1	9.2
Sulfur Oxides (SOx)	thousand tons	11.3	11.9	14.8
Dust emissions - Particulate matter	Kg/ton crude steel	0.24	0.29	0.27
Oxides of nitrogen (NOx)	Kg/ton crude steel	0.79	0.60	0.98
Sulfur Oxides (SOx)	Kg/ton crude steel	1.09	1.16	1.57	(16)

Water Management GRI 303.3 / 303.5 – SABS EM-IS-140a.1					(17)
Total water intake	million m3	798.1	785.0	754.0	(18)
Total water consumed	million m3	50.9	51.0	52.8	(19)
Water intake (excluding power plants)	million m3	159.7	154.8	167.4	(20)
% surface water		88%	87%	89%
% groundwater		6%	6%	5%
% third-party water		6%	7%	6%
% of water intake in regions with high or extremely high baseline water stress		11%	12%	10%	(21)
Water consumed (excluding power plants)	million m3	46.4	47.5	48.3
% of water consumed in locations with high or extremely high baseline water stress		28%	31%	27%	(22)
Steelmaking sites water intake (excluding power plants)	million m3	151.1	145.5	158.2
Steelmaking sites water intake intensity (excluding power plants)	m3/ ton crude steel	14.5	14.2	16.8
Steelmaking sites water consumed (excluding power plants)	million m3	40.8	41.1	42.5

Water Management at Mexican Facilities					(23)
Water intake	million m3	18.2	18.4	17.2
groundwater		51%	46%	45%
third-party water		49%	54%	55%	(24)
Fresh water	million m3	12.3	11.9	11.1	(25)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	163

		2022	2023	2024

ENVIRONMENTAL DATA
Other water	million m3	5.8	6.5	6.1
Internal treated and recycled water	million m3	2.1	2.8	2.7	(26)
Water intensity for steelmaking sites (intake and reused)	m3/ ton crude steel	3.3	3.3	3.2	(27)

Materials and waste GRI 306.3 / 306.4 / 306.5 – SABS EM-IS-150a.1					(28)
Material Efficiency		99.1%	98.9%	98.8%
Steel scrap used in the production process	million tons	2.8	2.9	2.7
Recycled input materials used (steel scrap/new steel)		27%	28%	28%
Reused materials and co-products sold to third parties	million tons	5.0	5.2	4.5	(29)
Blast Furnace slag to cement industry	million tons	1.9	2.0	1.6
Mix Rock® & other mixes to cement industry	thousand tons	137.1	110.8	105.1	(30)
Waste	thousand tons	171.0	193.3	191.4	(31)
Waste directed to disposal	thousand tons	144.3	154.2	167.2
Non-hazardous waste	thousand tons	134.0	138.5	150.4
Landfill	thousand tons	134.0	138.5	150.4
Hazardous waste	thousand tons	10.3	15.7	16.8
Incineration	thousand tons	0.1	0.2	0.2
Landfill	thousand tons	10.2	15.5	16.6
Waste diverted from disposal	thousand tons	26.8	39.1	24.2
Non-hazardous waste	thousand tons	5.8	11.1	7.8
Recycling	thousand tons	5.0	10.1	6.9
Preparation for reuse	thousand tons	0.8	1.0	0.8
Hazardous waste	thousand tons	21.0	28.0	16.4
Recycling	thousand tons	20.9	27.9	16.2
Preparation for reuse	thousand tons	0.1	0.1	0.1

Mining information					(32)
Mining tailings	million tons	6.3	6.5	5.3
Accumulated mining tailings	million tons	98.0	104.5	109.8

164. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

		2022	2023	2024

SOCIAL DATA
Headcount GRI 2-30 / 2-7 / 2-8 / 202.2 / 401.1 / 404.3 /405.1
Management	# of People	1,401	1,575	1,656
Salaried	# of People	2,461	2,620	2,655
Hourly	# of People	15,183	15,321	15,672
Supervisors	# of People	1,465	1,497	1,544
Total employees (full-time)	# of People	20,510	21,013	21,527
Female	# of People	1,686	1,819	1,951
Male	# of People	18,824	19,194	19,576
Full-time employees covered by collective bargaining agreements	%	73%	71%	70%	(33)
Trainees (part-time)	# of People	560	655	645
External employees (contractors and externals from headcount)	# of People	14,454	18,834	20,712	(34)

Considering Usiminas, the number of employees as of December 2024 was 34 thousand: 9% women and 91% men. The age distribution was as follows: 19% under 30 years old, 64% between 30 and 50, and 18% over 50.

Diversity of governance bodies and employees GRI 405.1
Management by gender, age and nationality
Female		15%	16%	17%
Male		85%	84%	83%

≤ 29 years old		3%	4%	3%
30 - 49 years old		66%	65%	65%
≥ 50 years old		31%	31%	32%

Argentine		31%	30%	29%
Brazilian		12%	11%	13%
Colombian		4%	4%	4%
Mexican		46%	47%	46%
Other Nationality		7%	8%	8%

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	165

	2022	2023	2024

SOCIAL DATA
Salaried by gender, age and nationality
Female	39%	39%	40%
Male	61%	61%	60%

≤ 29 years old	27%	30%	31%
30 - 49 years old	56%	55%	54%
≥ 50 years old	17%	15%	15%

Argentine	16%	15%	15%
Brazilian	18%	17%	16%
Colombian	8%	7%	7%
Mexican	52%	54%	56%
Other Nationality	6%	7%	6%

Hourly by gender, age and nationality
Female	3%	3%	4%
Male	97%	97%	96%

≤ 29 years old	20%	18%	18%
30 - 49 years old	62%	63%	64%
≥ 50 years old	18%	18%	18%

Argentine	28%	26%	25%
Brazilian	19%	19%	19%
Colombian	6%	6%	6%
Mexican	44%	46%	47%
Other Nationality	3%	3%	3%

Supervisors by gender, age and nationality
Female	3%	3%	3%
Male	97%	97%	97%

166. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

		2022	2023	2024

SOCIAL DATA
≤ 29 years old		4%	5%	6%
30 - 49 years old		63%	61%	61%
≥ 50 years old		33%	34%	33%

Argentine		34%	34%	32%
Brazilian		11%	11%	11%
Colombian		6%	6%	6%
Mexican		45%	44%	47%
Other Nationality		4%	4%	4%

GRI 405.1
In December 2024, Ternium's Board of Directors comprised 8 members: 6 men and 2 women, all over 50 years old. The distribution by nationality was as follows: 3 were Italian citizens, 2 were Argentine citizens, 1 was a Mexican citizen, 1 was both a British and Italian citizen, and 1 was both a French and Luxembourg citizen.
At that time, there were 12 executive officers at Ternium: 11 men and 1 woman. In terms of age distribution, two of them were between 30 and 49 years old, while the rest were over 50 years old. The composition by nationality was as follows: 9 were Argentine citizens, 2 were Mexican citizens, and 1 was a German citizen.

Proportion of top management hired from the local community GRI 202.2					(35)
Country
Argentina		100%	100%	100%
Brazil		58%	58%	58%
Mexico		43%	44%	44%

Average hours of training per year per employee GRI 404.1					(36)
Management	Hs/per year	43	39	36
Salaried	Hs/per year	42	38	31
Hourly	Hs/per year	40	41	43
Supervisors	Hs/per year	34	34	50
Total	Hs/per year	40	40	42

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	167

		2022	2023	2024

SOCIAL DATA
Female	Hs/per year	43	40	36
Male	Hs/per year	40	40	42

Performance and career development reviews GRI 401.1 / 404.3
Management & Salaried (M&S)		90%	90%	93%
Hourly		34%	33%	33%
Supervisors		92%	92%	92%
Upward feedback (M&S)		97%	95%	95%

Usiminas information for 2024 regarding performance and career development reviews was as follows: 97% of management and salaried employees, 91% of hourly employees, and 97% of supervisors completed their reviews. In the case of upward feedback, the completion rate was 99%.

Employee Turnover GRI 401.1					(37)
Female			7%	10%
Male			7%	8%
Total			7%	9%

≤ 29 years old			9%	12%
30 - 49 years old			6%	7%
≥ 50 years old			8%	10%

Argentina			8%	8%
Brazil			11%	13%
Colombia			10%	9%
Mexico			6%	8%
Other Countries			4%	7%

Usiminas’ employee turnover for the year 2024 was 12%. Rate according to gender: 13% female, 12% male. Rate according to age: 24% under 30 years old, 10% in the categories 30-50 years old and 15% over 50 years old.

168. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

		2022	2023	2024

SOCIAL DATA

Health and Safety GRI 403.5 / 403.8 / 403.9 - SASB EM-IS-320					(38)
Injuries frequency rate (IFR)	# injuries with and without lost days per million hours worked	2.22	2.45	2.70	(39)
Employees		1.97	1.98	2.73
Contractors		2.45	2.89	2.67
Lost time injuries frequency rate (LTIFR)	# injuries with lost days per million hours worked	0.65	0.68	0.69	(40)
Employees		0.56	0.61	0.88
Contractors		0.73	0.75	0.53
Fatalities	# of fatalities	1	2	2
Employees		1	0	1
Contractors		0	2	1
Fatality frequency rate (FFR)	# fatalities per million hours worked	0.01	0.02	0.02	(41)
Employees		0.01	0.00	0.02
Contractors		0.00	0.02	0.02
Major Injury Frequency Rate (MIFR)	# major injuries per million hours worked	0.28	0.29	0.29	(42)
Employees		0.28	0.22	0.34
Contractors		0.27	0.37	0.26
Near Miss Frequency Rate	# High Risk incidents per million hours worked	7	9	10	(43)
Employees		10	14	16
Contractors		4	4	5
Safety training hours	# hours per year	340,223	345,603	314,925
Safety training hours participation	# of employees and contractors	17,934	18,668	19,136
Safety hours program walks	# of sessions	195,231	190,404	141,952
Safety hours program participation	# of employees and contractors	2,515	3,123	3,440
Ten Life-Saving Rules compliance audits	# per year	30,452	33,439	29,741
Health and Safety revisions	# per year	199,175	206,553	214,077	(44)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	169

		2022	2023	2024

SOCIAL DATA
Positive approaches	# per year	144,298	163,708	234,224
H&S System Coverage	% of employees and contractors	100%	100%	100%	(45)
H&S System Coverage (internally audited)	% of employees and contractors	100%	100%	100%	(46)
H&S System Coverage (externally certified)	% of employees and contractors	91%	93%	95%
Investment in Health and Safety	$ million	74	72	68

Consolidating Usiminas information, the 2024 indicators are as follows: IFR: 2.55; LTIFR: 0.66; Fatalities: 2; FFR: 0.01. The total hours worked amounted to 159.7 million.

Community GRI 413.1					(47)
Internship Hours	hours/per year	33,200	53,773	103,120
Community Investments	$ million	21.2	19.2	12.1
Education Investments	$ million	18.0	16.7	10
Roberto Rocca Technical School - Pesquería	# Students	371	406	426
Technical Gene program - Students	# of Participants	4,655	2,901	1,601
Technical Gene program - Teachers	# of Participants	100	224	37
After School program participation (elementary school)	# of Students	307	439	583
After School program participation (high-school)	# of Students		550	556
Roberto Rocca Scholarships (high school)	# of Scholarships	789	973	1,074
Roberto Rocca Scholarships (undergraduate)	# of Scholarships	387	435	470
Roberto Rocca Scholarships (PhDs)	# of Scholarships	12	5	0
Volunteering Program	# of volunteers	1,390	1,488	1,746
Volunteering Program	hours / per year	17,998	11,026	13,539

Small and Medium-sized Enterprises Program (ProPymes) GRI 413.1					(48)
Small and medium-sized enterprises participation	# SMEs	2,043	2,169	2,261
Sponsored training courses	# attendants	5,359	6,196	6,489
Sponsored training courses	hours in class /per year	94,462	113,615	120,642
ProPymes sponsored technical schools	# of Schools	45	60	63

170. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

		2022	2023	2024

SOCIAL DATA
ProPymes sponsored industrial projects	# of Projects	450	519	560
Financial assistance - direct	$ million	1.3	0	0
Financial assistance - as link with banking institutions	$ million	10.3	5.7	4.9

GOVERNANCE DATA
GRI 205.2
Training sessions on Ternium’s policy on business conduct	# sessions	62	73	112
Training sessions on Ternium’s policy on business conduct	# participants	517	718	945	(49)
Acknowledgment and commitment to abide Ternium's Policy on Business Conduct	% eligible employees	99.6%	98.4%	95.6%	(50)
Training course on the company’s Policy on Business Conduct (e-learning)	% eligible employees	99.4%	99.3%	80.8%	(50)
Acknowledgment and commitment to abide Ternium's Code of Conduct	% white collar employees	99.6%	98.4%	99.0%	(50)
Compliance Line’s substantiation rate		47%	52%	50%

NOTES

1. % of mining sites certified with ISO 14001
Mining operations certified under ISO 14001 include the Aquila site, the Tecomán transfer station, the Alzada pelletizing facility, and the Palomas mine. The 2023 figure was restated to exclude the El Encino facility, as it was not operational in 2023 or 2024 and has not yet resumed operations.

2. GHG Emissions Inventory (GHG Methodology)
These figures include CO2, CH4, N2O, HFCs, PFCs, and SF6. They cover steel production, finishing, power generation, and mining activities. The 2024 corporate inventory was third-party verified for all sites where Ternium has operational control. Offices and service centers are excluded due to their low significance (<1% of the company's electricity consumption).

3. Gross global Scope 1 emissions
Direct emissions - scope 1 was calculated using direct carbon content measurement performed by Ternium on the main raw materials. The percentage of gross global scope 1 CO2 emissions subject to GHG emissions regulations or programs in 2024 was 42%.

4. Gross market-based energy indirect (Scope 2) GHG emissions
Was estimated using location based (Tier 2) and market-based (Tier 3) emission factors according to local electricity suppliers, and accounting for clean/renewable energy certificates that represent a reduction of 175 thousand tons of CO2, and renewables PPAs that represent a reduction of 42 thousand tons of CO2.

5. Gross other indirect (Scope 3) GHG emissions
Category 6 was 10.3 thousand tons in 2024.
Category 7 is no longer included due to limited data availability and its insignificant contribution to total Scope 3 emissions.
Category 9 was 5.8 thousand tons in 2024 and corresponds exclusively to Ternium Brazil.
Scope 3 emissions corresponding to the year 2023 were restated and reverified to incorporate improvements in category disclosures and updates to the emission factors of certain raw materials in
Category 1, such as coke, pellets, ferroalloys, and other metals.Updated value for 2023 total Scope 3 emissions is 14.8 million tCO2e (+3.2 million tCO2e).

6. C1.Purchased goods and services
Includes steel purchases from third parties calculated using Tier 3 emission factors from suppliers when available.
7. Energy and CO2 Emissions up to crude steel (worldsteel methodology)
The energy and emissions data are limited to Ternium's sites with steel shops and are based on worldsteel's sectorial approach methodology. Worldsteel methodology has been published as an International Standard, ISO 14404:2013 - Calculation method of CO2 emission intensity from iron and steel production. It consists of Part 1: Steel plant with blast furnace, Part 2: Steel plant with electric arc furnace (EAF), and Part 3: Steel plant with electric arc furnace (EAF) and coal-based or gas-based direct reduction iron (DRI) facility.

8. Total energy consumed
Accounts for all energy sources used, including fuels, electricity, and the energy required for feedstock production. The conversion factor from worldsteel methodology is used to convert from MWh of electricity consumed to MW. Conversion factor = 9.8 GJ/MWh.

9. Electricity consumed
Equals self-generated electricity plus electricity purchased for consumption less electricity sold.

10. Total fuel consumed
Includes fuels like natural gas, fuel oil, light oil and reducing agents like coal, coke and natural gas.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	171

11. Scope 1 emissions intensity
Scope 1 emissions were calculated using Tier 3 emissions factors based on specific site measurements performed by Ternium on the main raw materials. CO2 captured and sold to other industries is considered as emissions avoided. The percentage of gross global scope 1 CO2 emissions subject to GHG emissions regulations or programs in 2024 was 40%.

12. Scope 2 emissions intensity
Scope 2 emissions were estimated using location based (Tier 2) and market-based (Tier 3) emission factors according to local electricity suppliers, and accounting for clean energy certificates that represent a reduction of 117ktons of CO2, and renewables PPAs that represent a reduction of 32 thousand tons of CO2.

13. Scope 3 emissions intensity
Scope 3 emissions were calculated using Tier 1 and Tier 3 emission factors based on upstream emission factors provided by suppliers. It includes only category 1: purchases of goods and services (raw materials for crude steel production).
In 2024, we updated the emission factor for ferraloys and coke and we added aluminium and other metals as raw materials accounting for scope 3 emissions. In consequence 2024 data is not comparable with 2023 and 2022.
The Blast Furnace slag sold to other industries is considered as emissions avoided.

14. Emission intensity - scopes 1, 2 & 3
For the calculation, carbon dioxide (CO₂) emissions are the only greenhouse gas considered, as established in the WSA methodology, due to the insignificant levels of other greenhouse gases in steelmaking processes. In absolute terms, CO₂ emissions amounted to 18.0 million tons with credits (from sales of blast furnace slag to the cement industry and sales of captured CO₂), and 19.2 million tons without credits.
In 2024, the calculation of Scope 3 was updated as mentioned in Note 13, so the emission intensity for 2024 is not comparable with 2023 and 2022.

15. Other Air Emissions
Air emissions indicators correspond to steel shops excluding power plants. They consider local legal requirements for monitoring and reporting emissions from all process stacks. All measurements resulted in values below the limits and guide values established by the authorities of each country. If power plants were included, the 2024 figures would be: PM 2.8 thousand tons, NOx 13.1 thousand tons and SOx 18.6 thousand tons.

16. SOx emissions
The increase in SOx emissions from 2023 to 2024 was driven by both operational and methodological factors. Operationally, the sulfur content in the sinter feedstock used in Brazil increased, leading to higher emissions. From a methodological standpoint, the implementation of a new monitoring port at the sinter electrostatic precipitator stack at the San Nicolás facility in Argentina enabled more frequent isokinetic measurements starting in 2024,resulting in more accurate data.

17. Water Management
Water management figures exclude in all cases mining operations.

18. Total water intake
Total water intake includes water for all steelmaking and processing sites. It comes mostly from surface water sources in Argentina and Brazil (98%) and is primarily classified as fresh water, meaning water with a concentration of dissolved solids equal to or below 1,000 mg/L (99%).
Total water intake intensity, meaning total water intake divided by total crude steel produced in 2024 is 79.9 m3/ton crude steel.
Total water intake in regions with high or extremely high water stress is only 2% of total water intake.

19. Total water consumed
Consumption is defined by Worldsteel as the difference between water intake and discharge. The quality of the discharged water is monitored in accordance with local regulations in each country where Ternium operates.

20. Water intake (excluding power plants)
Water intake, excluding power plants, classified as freshwater represents 96%. Freshwater is defined as water with less than 1,000 mg/L of dissolved solids. This also includes treated sewage water.

21. % of water intake in regions with high or extremely high baseline water stress
It is calculated as the total water intake in areas with high water stress divided by the total water intake. According to WRI aqueduct tool 4.0, it is only Mexican facilities.

22. % of water consumed in locations with high or extremely high baseline water stress
It is calculated as the total water consumed (withdrawal minus discharge) in areas with high water stress divided by the total water consumed.

23. Water management at Mexican facilities
Includes steelmaking and downstream processes.

24. Third-party water
Third-party water is mainly sewage water from external wastewater treatment plants or directly sourced from the city’s drainage. In 2024, 53% of Mexican facilities’ water intake was treated sewage water.

25. Fresh water
Fresh water is water with a concentration of total dissolved solids equal to or below 1,000 mg/L

26. Internal treated and recycled water
Starting in 2024, the indicator began to include the water pumped from the hot rolling mill’s wastewater treatment plant. As a result, the 2022 and 2023 values were recalculated to ensure comparability.

27. Water intensity for steelmaking sites (only)
Water intensity considers water intake and reused water, treated internally. Excluding reused water, the 2024 figure is 2.8 m3 per ton of crude steel.

28. Materials and waste
The information about materials and waste refers only to Ternium's steelmaking sites. In 2024, the classification of co-products was reviewed to standardize criteria across the countries where we operate and to exclude scrap, in alignment with worldsteel’s Material Efficiency guidelines. As a result, material efficiency, co-products, and waste data for 2022 and 2023 were restated.

29. Reused materials and co-products sold to third parties
In 2024, we revised our co-product classification to align with the guidelines established by worldsteel (Material Efficiency), excluding scrap from the co-product category. As a result of this reclassification, the reported values of co-products and reused materials generated in 2022 and 2023 have been adjusted to 5.0 and 5.2 million tonnes, respectively.

30. Mix Rock® & other mixes for the cement industry
Considering also downstream processes, this figure amounted to 141 thousand tons in 2024.

31. Waste
Total waste considering also downstream facilities and mining equals 261.3 thousand tons. The composition is the following:
-Waste directed to disposal: 219 thousand tons; Non-hazardous waste: 166.5 thousand tons; and Hazardous waste: 52.5 thousand tons
-Waste diverted from disposal: 42.3 thousand tons; Non-hazardous waste: 8.4 thousand tons; and Hazardous waste 33.9 thousand tons.

32. Mining tailing waste
The information regarding mining includes 50% of Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V

33. Full-time employees covered by collective bargaining agreements
The 2023 figure has been restated.

172. TERNIUM	SUSTAINABILITY REPORT 2024	OVERVIEW

34. External Employees
External employees mostly include contractors at the production facilities.

35. Proportion of top management hired from the local community
An employee is considered to be local when they are both residing and have the nationality of the corresponding country. These countries are considered significant locations of operation since they are the most significant in terms of revenue.

36. Average hours of training per year per employee
Information on average hours of training was calculated considering hours of training per job category and gender, excluding on-the-job training, divided by the number of people actually trained. The company also delivered 52 thousand hours of training to 648 external employees.
If the denominator had been the headcount at the end of December, the average training hours per job category and gender would be as follows: management 35 hours/year; salaried 34 hours/year; hourly 46 hours/year; supervisors 51 hours/year; total 44 hours/year; female 39 hours/year; male 44 hours/year.

37. Employees’ turnover
This reflects the total turnover for Management and Salaried employees. Other employee categories are not included. For the calculation, the total number of employees that left the company in the reporting period is considered, over the average number of employees in the year

38. Health and Safety
The total man hours worked were 112 million, 105 million, and 101 million for the years 2024, 2023, and 2022, respectively.

39. Injuries frequency rate (IFR)
Number of accidents with and without lost days, per million, divided by man hours worked. It does not include first aid accidents, non-industrial accidents, or commuting accidents.
IFR = [(Accidents with and without loss of days) ∗ 1,000,000] / Man Hours Worked.

40. Lost time injuries frequency rate (LTIFR)
A lost time injury (LTI) is an incident that causes an injury that prevents a person from returning to their next scheduled shift or work period. Lost time injury frequency rate (LTIFR) is the number of accidents with lost days, per million, divided by man-hours worked. It includes fatal accidents and does not include first aid accidents, accidents without loss of time, non-industrial accidents, or commuting accidents.
LTIFR = [(Accidents with loss of days) * 1,000,000] / Man Hours Worked.
41. Fatality frequency rate (FFR)
Number of fatal industrial accidents, per million, divided by man hours worked. It does not include non-industrial fatal accidents or fatal accidents in transit.
FFR = [(Fatal Accidents) ∗ 1,000,000] / Man Hours Worked.

42. Major Injury Frequency Rate (MIFR)
Number of accidents classified as major, per millon, divided by man hours worked. Major injuries refer to injuries that meet certain criteria among: amputation, suffocation, burns, severe contusions, fracture, laceration, and fatalities. It does not include non-industrial accidents, nor accidents in transit.
MIFR = [(Major accidents) * 1,000,000] / Man Hours Worked.
Excluding fatalities: total MIFR 0.28; Employees MIFR 0.32; Contractors MIFR 0.24.

43. Near Miss Frequency Rate
Number of incidents classified as high risk, per million, divided by man hours worked.

44. Health and Safety revisions
These revisions include: Safety Verification Audits, Critic Processes or Tasks Audits and Safe Behavior Observations.

45. H&S System Coverage
The scope includes production plants, service centers, and distribution centers. Commercial offices with administrative tasks, recreational facilities, schools, and clinics are excluded.

46. H&S System Coverage (externally certified)
The scope includes production plants, service centers, and distribution centers. Recreational facilities, offices, schools, and clinics are excluded. The external certification was conducted on ISO 45001.

47. Community Programs
Ternium has community programs at every location where it has operations.

48. Small and medium-sized enterprises participation
In Argentina, the ProPymes program includes suppliers and customers related to the Techint Group. Of the 2,261 SMEs, 1,544 were specifically related to Ternium's business. The information about those companies is the following: # attendants to sponsored training courses: 3,491 people; #hours class per year: 74,321 hours; # sponsored technical schools: 51; # sponsored industrial project:s 409.

49. Training sessions on Ternium's policy on business conduct (on-site)
Aimed at directors, managers and employees considered as high exposure personnel according to the following principles: i) country where they perform their duties; ii) interaction with government entities; iii) contracting, supervision or control of high-risk third parties; iv) key internal control activities, such as supplier hirings and payments.
During 2024, 878 employees participated in training sessions. Some of them more than once.

50. Acknowledgement and commitment to abide Ternium's Policy on Business Conduct, Training course on the company's Policy on Business Conduct and Acknowledgement and commitment to abide Ternium's Code of Conduct
Percentages for 2024 pertain to a new campaign implemented during the same year, in response to the updated Code of Conduct and Policy on Business Conduct.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	173

FORWARD-LOOKING STATEMENTS

This sustainability report contains “forward-looking statements”, including concerning certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance, which are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities.

All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements.

These risks include, but are not limited, to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, risks relating to the company’s structure and regulatory risks, as well as other factors beyond Ternium’s control.
RISK FACTORS

For a detailed description of Ternium’s main risk factors, please see the section "Risk Factors" included in the Company’s annual report for the year ended December 31, 2023.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this sustainability report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

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